Form 10-K, Exhibit 13
period 2003-12-31
BANK ONE CORP
filed 2004-02-18
CIK 1067092

Exhibit 13

SELECTED FINANCIAL INFORMATION

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	2003 (7)	2002 (7)	2001	2000	1999

(In millions, except per share data, ratios, and headcount)
Income Statement Data:
Total revenue, net of interest expense	$16,212	$16,735	$15,748	$13,810	$17,602
Net interest income	8,149	8,555	8,605	8,806	8,993
Net interest income–fully taxable-equivalent (“FTE”) basis (1)	8,311	8,700	8,736	8,944	9,112
Noninterest income	8,063	8,180	7,143	5,004	8,609
Provision for credit losses	2,045	2,487	2,510	3,398	1,249
Noninterest expense	9,777	9,546	9,490	11,531	11,421
Income (loss) from continuing operations before cumulative effect of change in accounting principle, net of taxes	3,125	3,256	2,649	(536)	3,453
Income from discontinued operations, net of taxes	410	39	33	25	26
Net income (loss)	3,535	3,295	2,638	(511)	3,479

Per Common Share Data:
Basic earnings per share:
Income (loss) from continuing operations, net of taxes	$2.78	$2.80	$2.25	$(0.47)	$2.95
Income from discontinued operations, net of taxes	0.36	0.03	0.03	0.02	0.02
Cumulative effect of change in accounting principle, net of taxes	—	—	(0.03)	—	—

Net income (loss)	3.14	2.83	2.25	(0.45)	2.97
Diluted earnings per share: (2)
Income (loss) from continuing operations, net of taxes	$2.75	$2.77	$2.25	$(0.47)	$2.93
Income from discontinued operations, net of taxes	0.36	0.03	0.03	0.02	0.02
Cumulative effect of change in accounting principle, net of taxes	—	—	(0.04)	—	—

Net income (loss)	3.11	2.80	2.24	(0.45)	2.95
Cash dividends declared	0.92	0.84	0.84	1.26	1.68
Book value	20.92	19.28	17.33	15.90	17.34

Balance Sheet Data — Ending Balances:
Loans	$138,147	$148,125	$156,733	$174,251	$163,877
Total assets	326,563	277,985	269,507	269,774	269,767
Deposits	164,621	170,008	167,530	167,077	162,278
Long-term debt (3)	46,764	43,234	43,418	40,911	35,435
Common stockholders’ equity	23,419	22,440	20,226	18,445	19,900
Total stockholders’ equity	23,419	22,440	20,226	18,635	20,090

Credit Quality Ratios:
Net charge-offs to average loans (4)	1.82%	1.63%	1.37%	0.81%	0.77%
Allowance for loan losses to period-end loans	2.75	2.78	2.61	2.14	1.21
Allowance for credit losses to period-end loans (5)	3.14	3.20	2.97	2.42	1.42
Nonperforming assets to related assets (6)	1.73	2.38	2.35	1.48	1.02

Financial Performance:
Return (loss) on average assets	1.27%	1.25%	0.98%	(0.19)%	1.36%
Return (loss) on average common equity	15.6	15.2	13.4	(2.7)	17.1
Net interest margin	3.44	3.76	3.67	3.71	4.07
Efficiency ratio	59.7	56.6	59.8	82.7	64.4

Capital Ratios:
Risk-based capital:
Tier 1	10.0%	9.9%	8.6%	7.3%	7.7%
Total	13.7	13.7	12.2	10.8	10.7
Leverage	8.8	8.9	8.2	7.3	7.7

Common Stock Data:
Average shares outstanding:
Basic	1,126	1,162	1,166	1,154	1,168
Diluted (2)	1,135	1,172	1,174	1,154	1,178
Stock price, year-end	$45.59	$36.55	$39.05	$36.63	$32.00

Headcount (8)	71,196	73,685	73,519	80,778	87,735

(1)	Net interest income-FTE includes taxable equivalent adjustments of $162 million, $145 million, $131 million, $138 million and $121 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess performance.

(2)	Common equivalent shares and related income were excluded from the computation of diluted loss per share for the year ended December 31, 2000 as the effect was antidilutive.

(3)	Includes trust preferred capital securities.

(4)	Includes net charge-offs related to held for sale credit card loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

(5)	The allowance for credit losses includes the allowance for loan losses of $3,472 million, $3,923 million, $3,975 million, $3,636 million and $1,943 million and reserve for unfunded lending commitments and standby letters of credit which is included in other liabilities of $490 million, $602 million, $553 million, $474 million and $342 million at December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(6)	Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(7)	Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

(8)	Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data have not been reclassified for this change.

26 BANK ONE 2003 ANNUAL REPORT

DESCRIPTION OF BUSINESS

Bank One Corporation and subsidiaries (the “Corporation”) is a diversified financial holding company that offers a full range of financial services to consumers and commercial customers. The Corporation is:

•	A leader in retail and small business banking

•	A premier provider of lending, treasury management, and capital markets products to commercial customers

•	The third largest credit card issuer in the United States and the largest Visa® issuer in the world

•	A leading investment management company and writer of life insurance and annuity products

For a description of each business segment refer to “Business Segment Results and Other Data” beginning on page 34.

Basis of Presentation

The Corporation’s financial statements are based on the application of accounting principles generally accepted in the United States of America, which are described in the notes to the consolidated financial statements starting on page 82. The Corporation’s financial statements are highly dependent upon certain judgments, assumptions and estimates made by the Corporation. Those that are most critical to the overall financial statements are described in “Application of Critical Accounting Policies” beginning on page 28.

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
     Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors — many of which are beyond the Corporation’s control — could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors include certain credit, market, operational, liquidity and interest rate risks associated with the Corporation’s business and operations. Other factors described in the Corporation’s Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, legislation and geopolitical environment.
     Forward-looking statements speak only as of the date they are made. The Corporation does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events, such as market deterioration that adversely affects credit quality and asset values.

OVERVIEW OF MANAGEMENT’S DISCUSSION AND ANALYSIS

This overview of management's discussion and analysis highlights selected information in this document and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting estimates, you should carefully read this entire document. These have an impact on the Corporation’s financial condition and results of operations.
     Net income for 2003 was $3.5 billion, or $3.11 per diluted share, an increase of $240 million, or 7%, compared to $3.3 billion, or $2.80 per diluted share. The Corporation experienced growth across many of its operating businesses with growth in deposit accounts, core deposits, consumer lending, capital markets, credit card activity and assets under management. In addition, the Corporation benefited from improvements in Commercial Banking credit quality.
     Income from continuing operations, net of taxes, was $3.1 billion, or $2.75 per diluted share, compared to $3.3 billion, or $2.77 per diluted share. The current year included several significant after-tax items including a $268 million benefit related to the release of Commercial Banking reserves and $78 million of net securities gains, offset by a $264 million net charge related to the transfer of $4.1 billion of non-core home equity loans to held for sale, a $180 million loss on mark-to-market adjustments on the credit derivatives portfolio, and a $103 million charge related to the termination of debt and related hedges.
     Income from discontinued operations, net of taxes, was $410 million, or $0.36 per diluted share, compared to $39 million, or $0.03 per diluted share. The current year included a $380 million after-tax gain related to the sale of the corporate trust services business.
     The Corporation continued to reinvest by expanding and upgrading its branch and ATM networks, rationalizing its technology infrastructure, and growing customer-facing staff. Systems consolidation efforts continued, which reduced multiple platforms in many lines of business and created a national banking platform while driving significant cost savings. In 2004, a new teller system will be installed across the branch network. Overall headcount was down 3%, despite an expanded Retail sales force, added expertise in capital markets, and the addition of the staff related to the Zurich Life acquisition. Overall noninterest expense was up less than 2%.
     The Corporation grew consumer loans, especially home equity and credit card balances, however, it faced challenges in growing the Commercial Banking loan portfolio due to both weak market demand and tightened credit process. Overall funded loans declined $10 billion, or 7%. Despite the decline in funded commercial and industrial loans, new commitments increased in the latter part of 2003 for both corporate banking and middle market, which should drive increased balances in 2004. While loan demand remained weak for commercial and industrial loans, strong capital markets performance and improvement in credit quality drove higher returns in Commercial Banking.
     The Corporation ceased origination of wholesale first mortgage and broker home equity loans to focus on direct lending.

BANK ONE 2003 ANNUAL REPORT 27

Home equity loans of $4.1 billion were subsequently transferred to held for sale, resulting in a $415 million pretax charge ($264 million after-tax) comprised of a $652 million charge-off, of which $237 million was absorbed by existing reserves. The non-core portfolios are liquidating at a steady pace, down 44% to $8.6 billion. The Corporation does not anticipate that the non-core portfolios will have a negative impact on net income in the future.
     The improvement in credit quality is evidenced by the decline in Commercial Banking net charge-offs and nonperforming loans of 60% and 45%, respectively. During the year, $420 million of the corporate banking allowance for credit losses was released, partially offset by mark-to-market adjustments on credit derivatives used to hedge risk in the commercial loan portfolios, negatively impacting trading income by $283 million. The Corporation remains cautious given the influence of the competitive credit market on recent originations and the continued uncertainty existing in the economic and geopolitical environment.
     Prior to 2003, the Corporation positioned its balance sheet for a rising rate environment. In 2003, actions were taken to reduce asset sensitivity although a defensive posture against rising rates was maintained and margin was negatively impacted. In addition, the Corporation repaid certain floating rate debt and unwound related hedges leading to a $162 million loss, which improved funding costs beginning in the fourth quarter of 2003. While a rising rate environment will generally be beneficial given the Corporation’s asset sensitive position, the Corporation continuously reviews its asset and liability position to adjust for changes in the outlook.
     Card Services continues to operate in a competitive pricing environment that has resulted in margin pressure. As Card Services became more successful at pricing its portfolio for the underlying risks, margin began to improve during the second half of 2003. In a rising rate environment, margin could be compressed.
     The Corporation continued to rationalize existing businesses and fill product gaps. Corporate trust services, an extremely volume driven business, was sold given the Corporation’s market position. The Corporation expanded its market presence in credit cards as the Sony portfolio was purchased and several significant partnerships were established with brands such as Disney, Starbucks, and AARP. Additional product capabilities were also added to Investment Management Group, as the Corporation acquired Zurich Life, a significant underwriter of term life and variable annuity products, and Security Capital Research & Management Incorporated (“Security Capital”), a recognized expert in developing and providing real estate investment products, with approximately $3.9 billion in assets under management as of year-end 2003. Both Zurich Life and Security Capital bring strong market presence and distribution capabilities. As their products begin to be sold through the Corporation’s existing distribution channels, earnings should benefit.
     The private equity investments held by the Corporation increased by approximately $1 billion as additional direct investments were made through One Equity Partners, a consolidated wholly-owned subsidiary. Overall market improvements drove an increase in the portfolio’s performance in 2003.
     The Corporation’s capital and reserve ratios are among the strongest of any bank, with Tier 1 Capital of 10% and allowance for loan losses to period end loans of 2.75%. Strong capital position and sound liquidity management remain important factors in maintaining the Corporation’s credit ratings. Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of the adoption of FASB Interpretation No. 46 (FIN No. 46). These assets and liabilities are included in the Commercial Banking line of business. This action did not have a material impact on earnings, Tier 1 or Total Capital.

Subsequent Events

On January 14, 2004, the Corporation announced an agreement to merge with J.P. Morgan Chase & Co. (“JPMorgan Chase”) in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined entity will have assets of approximately $1.1 trillion. The agreement provides for a stock-for-stock merger in which each share of the Corporation’s common stock will be exchanged, on a tax-free basis, for 1.32 shares of JPMorgan Chase common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.
     On January 20, 2004, the Corporation announced an agreement to buy Circuit City’s private-label credit card operation, including both its private-label credit card accounts and its co-branded Circuit City Plus Visa credit card accounts. This strategic acquisition provides Card Services with the platform to provide a more complete product offering.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical.
     For a complete discussion of the Corporation’s significant accounting policies, see the footnotes to the Consolidated Financial Statements (pages 82-111) and discussion throughout this financial review document. Below is a plain-English discussion of the Corporation’s critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. The impact of changes in key assumptions may not be linear. Management has reviewed the application of these policies with the Audit and Risk Management Committee of the Corporation’s Board of Directors.

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses inherent in the Corporation’s credit portfolios. In determining an adequate allowance, management makes numerous assumptions, estimates and assessments. At the end of 2003, the allowance for loan losses was $3.5 billion, representing

28 BANK ONE 2003 ANNUAL REPORT

2.75% of loans at year-end. The allowance for credit losses was $4.0 billion and included the allowance for loan losses and the reserve for unfunded lending commitments and standby letters of credit, representing 3.14% of loans at year-end.
     The Corporation’s allowance for credit losses consists of three components: asset-specific reserves, reserves based on expected loss estimates, and reserves based on stress test analysis. The Corporation’s methodology for determining each component is more fully described on pages 55-56 and 70-71.
     The asset-specific component applies to loans evaluated individually for impairment and is based on management’s best estimate of discounted cash repayments and proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management’s estimates.
     The expected loss component for commercial credits utilizes internal risk ratings that are applied to individual credits based on the probability and amount of loss in the event of a default. These expected loss estimates are sensitive to changes in the risk profile of a customer, realizable value of collateral, other risk factors and actual loss experience.
     The expected loss component for consumer credits is generally determined by applying statistical loss factors and other risk indicators to pools of loans by asset type. These expected loss estimates are sensitive to changes in delinquency status, credit bureau scores, the realizable value of collateral, and other risk factors.
     The stress component represents the effect of probable economic deterioration above and beyond what is reflected in the asset-specific and expected loss components. This amount is determined based on the results of a series of tests that stress the credit portfolios. The Corporation’s stress testing methodology is more fully described on pages 70-71.
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
     Reserves related to unfunded lending commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities during the fourth quarter. Prior period amounts have been reclassified to conform to the current presentation.

Securitizations

Through the process of securitization, the Corporation packages loans, primarily credit card loans, into securities that are sold to investors or retained on the balance sheet. By applying detailed accounting guidelines, the Corporation determines if a securitization transaction results in a sale or a secured borrowing, the amount of any gain or loss on such sale, and the value of retained interests in the securitized assets. During 2003, Card Services recognized $79 million in gains from the securitization of $11.5 billion in credit card receivables.
     Management utilizes certain estimates and assumptions to determine the value of retained interests. These estimates and assumptions are generally based on projections of finance charges and fees related to the securitized assets, net credit losses, average life, the contractual fee to service the loans, a discount rate commensurate with the risk and contractual interest paid to third party investors. See page 93 for a pretax sensitivity analysis of the assumptions used to determine the fair values assigned to the Corporation’s retained interests.
     Changes in the estimates and assumptions used may have a significant impact on Card Services’ valuation of retained interests and the initial gain or loss on sale. See “Loan Securitizations and Off-Balance Sheet Activities” beginning on page 73 and Note 11 “Credit Card Securitizations” beginning on page 92 for further information on the Corporation’s securitization activities.

Valuation of Certain Financial Instruments

The majority of the Corporation’s financial instruments that require fair value measurements are determined based on quoted market prices. The fair value of a publicly traded investment is determined using quoted market prices when the investment is unrestricted, otherwise fair value is estimated using quoted market prices adjusted for market liquidity, position size and sales restrictions other than time. The Corporation must, however, estimate the fair value of certain financial instruments, such as some principal investments, which are not publicly traded or are traded in limited markets. While the fair value of a publicly-traded investment is determined using quoted market prices, the fair value of some investments must be estimated based on the investees’ financial results, conditions and prospects, values of comparable public companies, market liquidity and sale restrictions. For credit derivatives, amounts represent the estimated values at which financial instruments could be currently exchanged or settled between willing parties.
     Other investments require the use of a discounted cash flow model or other modeling techniques utilizing observable market information to the extent available to estimate fair value. These fair value estimates are most sensitive to the timing and amount of actual cash flows and market liquidity.
     Changes in these estimates may have a significant impact on the carrying amount and the related valuation gains and losses on these financial instruments in the Commercial Banking and Corporate lines of business.

Insurance Policy and Claims Reserves

Insurance policy and claims reserves for the insurance business acquired were initially recognized in purchase accounting at fair value. Fair value was calculated using management’s judgment of mortality, morbidity, expenses, persistency and interest rates. The carrying value of the liabilities is adjusted for actual experience, and changes are reflected in current period earnings.
     Liabilities for future policy benefits for new annuity, universal life and other deposit type contracts are generally based on account value. The liability for new traditional life insurance poli-

BANK ONE 2003 ANNUAL REPORT 29

cies is calculated using management’s judgment of mortality, morbidity, expenses, persistency and interest rates, including a provision for unfavorable deviation. See (q) “Insurance Policy and Claims Reserves” in Note 1, “Summary of Significant Accounting Policies” for specific assumptions used.
     If the Corporation experiences either a 10% increase in the mortality rate or 910 basis point (“bp”) decrease in interest spread, the negative impact on pretax income would be approximately $5 million.

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
     Since compensation cost is measured at the grant date, the only variable, whose change would impact expected compensation expense recognized in future periods for 2002 and 2003 grants, is actual forfeitures (except for the accelerated vesting of certain stock options as a result of the pending merger — see Note 20 “Stock-Based Compensation,” beginning on page 101 for more information). For example, if the Corporation experiences a 50% lower forfeiture rate than estimated, compensation expense in the period of change would increase by $7 million. See Note 20 “Stock-Based Compensation” beginning on page 101 for the specific assumptions used to calculate the fair value of options granted.

Pension

The Corporation provides pension benefits to its employees. At the end of 2003, the fair value of the qualified pension plan assets was $3.2 billion and the plan was overfunded. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes a prepaid asset for contributions the Corporation has made to the pension plan in excess of pension expense. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.
     The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate and other assumptions. See Note 19 “Employee Benefits” beginning on page 99 for the specific assumptions used by the Corporation.
     The annual pension expense for the Corporation is currently most sensitive to the return on asset assumption. For example, each 25 bp reduction in the 2004 expected rate of return of 7.5% would increase the Corporation’s 2004 pension expense by approximately $8 million. In addition, each 25 bp reduction in the 2004 discount rate of 6.0% would increase the Corporation’s 2004 pension expense by approximately $3 million.

Financial Accounting Standards Board Interpretation No. 46

Effective December 31, 2003, the Corporation adopted FIN No. 46. FIN No. 46 prescribes a new consolidation model for entities that exercise control in ways other than through voting interests. The Corporation conducted a comprehensive review of its interests to assess whether consolidation was required. The review included the assessment of qualitative and quantitative factors to determine whether a variable interest or voting interest entity exists. FIN No. 46 requires significant judgment to be used when evaluating each entity (excluding entities exempted from FIN No. 46 such as qualifying special purpose entities (“QSPE”) or investment companies governed by specialized industry accounting) in making the determination of whether that entity is a variable interest entity or a voting interest entity. A variable interest entity exists either when the entity does not have sufficient equity at risk or lacks any one of three characteristics normally associated with a controlling financial interest. If an entity is considered a variable interest entity, significant judgment and quantitative analysis typically is required to assess whether the Corporation should consolidate the entity as the primary beneficiary. The Corporation is considered the primary beneficiary when it has a variable interest that will absorb a majority of an entity’s expected losses, receive a majority of an entity’s expected residual returns, or both. Calculating the majority of expected losses or expected residual returns is highly subjective. As discussed beginning on page 74, as of December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities associated with its asset-backed conduit business. This consolidation did not have a material impact on earnings, Tier 1 or Total Capital. The consolidation will negatively impact the Leverage Ratio in the first quarter of 2004 by approximately 108 basis points (“bps”).
     The Corporation is involved in Special Purpose Entities (“SPEs”) as the transferor. In such cases, the SPE must represent a qualifying SPE (“QSPE”) or the Corporation consolidates the transferred financial assets. QSPE status is achieved when all conditions specified in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”) are met. Those conditions focus on whether the SPE is demonstrably distinct from the Corporation, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other disposition of assets. The Corporation has determined that its credit card trusts are QSPEs and has obtained supporting legal opinions as applicable.

SUMMARY OF CONSOLIDATED RESULTS

(All comparisons are to the prior year unless otherwise specified. Factors that are primarily related to a single business segment are discussed in more detail within that business segment than this consolidated section.)

30 BANK ONE 2003 ANNUAL REPORT

Net Income

Net income was $3.5 billion, or $3.11 per diluted share, compared to $3.3 billion, or $2.80 per diluted share. Income from continuing operations was $3.1 billion, or $2.75 per diluted share, compared to $3.3 billion, or $2.77 per diluted share. Income from discontinued operations was $410 million, or $0.36 per diluted share, compared to $39 million or $0.03 per diluted share.
     The current year income from discontinued operations included a $380 million after-tax gain related to the sale of the corporate trust services business.

Net Interest Income

Net interest income represents the spread on interest-earning assets over interest-bearing liabilities as well as items such as loan fees, cash interest collections on problem loans, dividend income, interest reversals, and income or expense on derivatives used to manage interest rate risk.

						Percent Change

For the Year Ended December 31,	2003	(2)	2002	(2)	2001	2003-2002	2002-2001

(Dollars in millions)
Net interest income-FTE basis (1)	$8,311		$8,700		$8,736	(4)%	—%
Average earning assets	241,487		231,401		237,869	4	(3)
Net interest margin	3.44%		3.76%		3.67%

(1)	Net interest income-FTE includes taxable equivalent adjustments of $162 million, $145 million and $131 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest income to assess performance.

(2)	Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

2003 compared to 2002

Net interest income on a FTE basis decreased $389 million and net interest margin decreased to 3.44% from 3.76%. In 2002, the Corporation took actions to more defensively position against the possibility of rising rates, by extending the duration of liabilities and repositioning the treasury investment portfolio. Given the continued low rate environment during 2003, net interest income and net interest margin were negatively impacted. Also contributing to the decline was a $7.1 billion reduction in average loan balances and an overall decline in the spread on earning assets of 32 basis points.

2002 compared to 2001

While the net interest margin increased to 3.76% from 3.67%, net interest income on a FTE basis declined $36 million. This decrease was primarily a result of intentionally reducing earning assets such as certain corporate banking lending relationships, vehicle leases and broker home equity loans. In addition, the Corporation took actions on both the asset and liability sides of the balance sheet to defensively position itself for a higher-rate environment.

Noninterest Income

The components of noninterest income for the periods indicated were as follows:

				Percent Change

For the Year Ended December 31,	2003 (1)	2002 (1)	2001	2003-2002	2002-2001

(Dollars in millions)
Banking fees and commissions	$1,795	$1,794	$1,736	—%	3%
Credit card revenue	3,764	3,836	2,775	(2)	38
Service charges on deposits	1,661	1,577	1,449	5	9
Fiduciary and investment management fees	656	645	671	2	(4)
Investment securities gains (losses)	122	165	(66)	(26)	N/M
Trading (losses) gains	(26)	224	220	N/M	2
Other income (loss)	91	(61)	358	N/M	N/M

Total noninterest income	$8,063	$8,180	$7,143	(1)	15
Noninterest income to total revenue	49.7%	48.9%	45.4%

N/M	Not meaningful.

(1)	Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

2003 compared to 2002

Banking fees and commissions of $1.8 billion were unchanged. The benefit of the Zurich Life acquisition, increased capital markets revenues, and higher investment sales were offset by lower fees in global treasury services and the elimination of various service fees.
     Credit card revenue of $3.8 billion decreased by $72 million, or 2%, as margin compression on securitized loans and the impact of the Visa settlement was partially offset by higher average securitized balances. In addition, the benefit of higher charge volume was offset by increased payments to Card Services co-branding partners.

BANK ONE 2003 ANNUAL REPORT 31

     Service charges on deposits of $1.7 billion increased $84 million, or 5%, primarily due to higher Retail and global treasury services (“GTS”) deposit service charges.
     Fiduciary and investment management fees of $656 million increased $11 million, or 2%, as a result of improved market conditions and a continued shift towards long-term assets under management.
     Investment securities gains were $122 million, a decrease of $43 million. The decline is primarily the result of net losses in the treasury portfolio reflecting additional balance sheet positioning given the expectation for future increases in interest rates. Offsetting these losses were net gains in the principal investments portfolio primarily driven by the sale of Ability One and an increase in fund investment valuations.
     Trading losses of $26 million reflect a decrease of $250 million from trading gains of $224 million. This decrease was primarily the result of losses on the credit derivatives portfolio used to hedge the commercial loan portfolio, partially offset by greater interest rate derivatives trading revenue.
     Other income of $91 million reflects an increase of $152 million from other losses of $61 million, primarily the result of gains on loan sales, partially offset by losses related to the termination of debt and related hedges.

2002 compared to 2001

Banking fees and commissions of $1.8 billion increased $58 million, or 3%. This increase was primarily the result of increased annuity and mutual fund sales, as well as from growth in asset-backed finance and other underwriting fees in capital markets, partially offset by lower mortgage-related revenue.
     Credit card revenue of $3.8 billion increased $1.1 billion, or 38%. This increase was due to the addition of the Wachovia credit card business, consolidation of Paymentech, Inc., higher volume-related revenue and higher income earned on securitized loans.
     Service charges on deposits of $1.6 billion increased $128 million, or 9%. This increase primarily reflected improvement in global treasury services as clients shifted their payment method to fees due to the lower value of their compensating deposit balances.
     Investment gains were $165 million compared to losses of $66 million. Included in 2002 results was the $261 million gain on sale of the GE Monogram joint venture, partially offset by net losses in the investment portfolios.
     Trading gains were $224 million, an increase of $4 million, or 2%. This slight increase was primarily the result of an increase in the fair value of credit derivatives used to hedge the commercial loan portfolio and limit exposures for specific credits, partially offset by lower results across multiple trading products.
     Other income decreased $419 million. This decrease was primarily due to higher losses on tax-oriented investments, mortgage-related losses, valuation adjustments on other investments, various asset write-downs and the consolidation of Paymentech, Inc. and Anexsys, LLC. Gains on the sale of ownership interests in EquiServe Limited Partnership and Star Systems recognized in the prior year also contributed to the decrease.

Noninterest Expense

The components of noninterest expense for the periods indicated were as follows:

					Percent Change

For the Year Ended December 31,	2003	(1)	2002 (1)	2001	2003-2002	2002-2001

(Dollars in millions)
Salaries and employee benefits
Salaries	$4,085		$3,788	$3,602	8%	5%
Employee benefits	680		636	554	7	15

Total salaries and employee benefits	4,765		4,424	4,156	8	6
Occupancy	679		643	683	6	(6)
Equipment	473		423	451	12	(6)
Outside service fees and processing	1,153		1,291	1,174	(11)	10
Marketing and development	957		1,069	862	(10)	24
Telecommunication	213		364	406	(41)	(10)
Goodwill amortization	—		—	69	—	N/M
Other intangible amortization	137		125	97	10	29
Other expense	1,400		1,270	1,241	10	2

Total noninterest expense before restructuring-related charges (reversals)	9,777		9,609	9,139	2	5
Restructuring-related charges (reversals)	—		(63)	351	N/M	N/M

Total noninterest expense	$9,777		$9,546	$9,490	2	1

Headcount	71,196		73,685	73,519	(3)	—
Efficiency ratio	59.7%		56.6%	59.8%

N/M	Not meaningful.

(1)	Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

32 BANK ONE 2003 ANNUAL REPORT

2003 compared to 2002

Salaries and employee benefits of $4.8 billion increased $341 million, or 8%. Despite a reduction in overall headcount, base and incentive compensation and benefits expense increased primarily as a result of a full year of salaries and benefits related to technology insourcing, the acquisition of Zurich Life and rising benefit costs. The expense related to the fair value method of accounting for stock option and stock purchase plans for the year ended 2003 and 2002 amounted to $83 million and $45 million, respectively. The Corporation adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” in 2002.
     Occupancy expense of $679 million increased $36 million, or 6%, primarily due to higher rent, operating costs and real estate taxes.
     Equipment expense of $473 million increased $50 million, or 12%, as additional depreciation expense was incurred on fixed assets acquired in the Corporation’s system conversion efforts.
     Outside service fees and processing expense of $1.2 billion decreased $138 million, or 11%. The Corporation experienced operational efficiencies resulting from renegotiated vendor contracts, the Corporation’s system conversion efforts and technology insourcing.
     Marketing and development expense of $957 million decreased $112 million, or 10%. This decrease was primarily due to lower advertising expenditures for Card Services, partially offset by an increase in Retail’s marketing spend.
     Telecommunication expense of $213 million decreased $151 million, or 41%, as the Corporation realized cost savings as a result of terminated and renegotiated vendor contracts.
     Other intangible amortization of $137 million increased $12 million, or 10%, primarily due to portfolio acquisitions such as Sony.
     Other expense of $1.4 billion increased by $130 million, or 10%. This was primarily a result of insurance benefits and operational expenses for Zurich Life, an addition of $100 million to litigation reserves for a variety of pending legal matters, as well as the continued reinvestment in the Corporation’s infrastructure. These increases were partially offset by reduced fraud and other operating losses. Other expense includes freight and postage expense of $246 million and $258 million for 2003 and 2002, respectively.
     The prior year contained a benefit of $63 million for restructuring charge reversals.

2002 compared to 2001

Salaries and employee benefits of $4.4 billion increased $268 million, or 6%. This increase was due to insourcing activities previously performed by outside vendors, increased incentive compensation, the consolidation of Paymentech, Inc. and Anexsys, LLC, and also included $45 million related to the adoption of the fair value method of accounting for stock option and stock purchase plans.
     Outside service fees and processing expense of $1.3 billion increased $117 million, or 10%, due to the increase in contract programming charges related to the Corporation’s systems conversion efforts and the one-time charge of $89 million related to termination and renegotiation of certain vendor contracts.
     Marketing and development expense of $1.1 billion increased $207 million, or 24%, primarily due to increased advertising expenditures for Card Services and certain Retail products.
     Telecommunication expense of $364 million decreased $42 million, or 10%, primarily due to lower servicing expenses resulting from the termination and renegotiation of certain vendor contracts.
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
     Other expense of $1.3 billion increased by $29 million primarily due to systems conversion costs. The Corporation successfully completed the Michigan, Florida and Illinois conversions during 2002.

Provision for Credit Losses

2003 compared to 2002

Provision for credit losses, which reflects provision for loan losses and losses on unfunded commitments and standby letters of credit, was $2.0 billion for the year ended December 31, 2003, a decrease of $442 million. The decrease in provision is due to the reduction of the overall loan portfolio from $148.1 billion to $138.1 billion and the overall improvement in credit quality as evidenced by the allowance release and the decline in net charge-offs.
     The allowance for credit losses was $4.0 billion as of December 31, 2003, down $563 million from December 31, 2002. As a percentage of period-end loans, the allowance for credit losses decreased to 3.14% from 3.20%. The allowance for loan losses was $3.5 billion as of December 31, 2003, down $451 million from December 31, 2002. As a percentage of period-end loans, the allowance for loan losses decreased to 2.75% from 2.78%.

2002 compared to 2001

Provision for credit losses was $2.5 billion for the year ended December 31, 2002, a decrease of $23 million. The allowance for credit losses was $4.5 billion as of December 31, 2002, unchanged from December 31, 2001. As a percentage of period end loans, the allowance increased to 3.20% from 2.97%. This is due to the reduction of the overall loan portfolio from $156.7 billion to $148.1 billion.

BANK ONE 2003 ANNUAL REPORT 33

Applicable Income Taxes

The Corporation’s income before income taxes and cumulative effect of change in accounting principle, as well as applicable income tax expense and effective tax rate for each of the past three years follows:

For the Year Ended December 31,	2003	2002	2001

(Dollars in millions)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$4,390	$4,702	$3,748
Applicable income taxes	1,265	1,446	1,099
Effective tax rate	28.8%	30.8%	29.3%

Income from discontinued operations before income taxes	$643	$61	$52
Applicable income taxes	233	22	19
Effective tax rate	36.2%	36.1%	36.5%

Income before income taxes and cumulative effect of change in accounting principle	$5,033	$4,763	$3,800
Applicable income taxes	1,498	1,468	1,118
Effective tax rate	29.8%	30.8%	29.4%

     Applicable income tax expense for all three years included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. More detail on income taxes can be found in Note 21, “Income Taxes,” on page 103.

BUSINESS SEGMENT RESULTS AND OTHER DATA

The Corporation is managed on a line of business basis. The business segments’ financial results presented reflect the current organization of the Corporation. The following table summarizes income from continuing operations by line of business for the periods indicated:

For the Year Ended December 31,	2003	(2)	2002	2001

(In millions)
Retail	$1,558		$1,451	$1,046
Commercial Banking	1,197		617	700
Card Services	1,159		1,166	907
Investment Management Group	345		324	293
Corporate	(1,134)		(302)	(297)

Income from continuing operations before cumulative effect of change in accounting principle	3,125		3,256	2,649
Cumulative effect of change in accounting principle, net of taxes of ($25)	—		—	(44)
Income from continuing operations(1)	$3,125		$3,256	$2,605

(1)	Income from continuing operations includes restructuring-related charges (reversals) net of tax expense (benefit) of $(40) million and $222 million for 2002 and 2001, respectively. Prior periods have been reclassified to conform to current period presentation.

(2)	During 2003, the non-core portfolios and the community development business were transferred from Retail to Corporate, corporate trust services was transferred from Investment Management Group to Corporate and retail brokerage was transferred from Investment Management Group to Retail.

Description of Methodology

The results of the business segments are intended to reflect each segment as if it were a stand-alone business. The management reporting process that derives these results allocates income and expenses using market-based methodologies. Funds transfer pricing is used to allocate interest income and expense to each line of business. A portion of the Corporation’s interest rate risk position is currently included in Corporate. For each line of business, the amount of equity reported is derived from an internal economic capital allocation model which assigns capital based on the inherent risks of the business over a period of time. See the “Capital Management” section on page 76 for a discussion of the economic capital framework. However, unlike economic capital, reported equity is intended to remain constant unless there is a significant change in the risk profile of a business segment. Management may periodically adjust the level of equity reported for a particular line of business to reflect a significantly new business environment.
     The costs of certain support units are allocated to the lines of business based on actual cost or the lower of actual or market cost and usage of services provided and is consistently applied to all lines of business.
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
     During 2003, the Corporation ceased origination of wholesale first mortgage and broker home equity loans to focus on direct lending. In order to more clearly report the results of the core Retail businesses separate from the non-core businesses, these portfolios, along with the auto lease portfolio, were transferred to the Corporate line of business. In addition, the Corporation sold the corporate trust services business. The sale included corporate, municipal, structured finance and escrow businesses as well as the document custody and London corporate trust operations. In anticipation of the sale, corporate trust services was transferred from the Investment Management Group line of business to the Corporate line of business where it is reported as discontinued operations. All prior period data for Retail, Investment Management Group and Corporate lines of business has been adjusted to reflect these transfers.

Retail

Retail provides a broad range of financial products and services, including deposits, investments, loans, insurance and online banking to nearly 7 million households.

34 BANK ONE 2003 ANNUAL REPORT

     Products and services are delivered to customers through approximately 31,000 employees, 1,841 banking centers in 14 states, a network of over 4,300 ATMs, bankone.com and 24-hour telephone banking. THE ONE® Card, issued by Retail, is one of the country’s leading debit cards for individuals and small businesses, with 5.2 million cards issued.
     Retail originates consumer credit nationwide through its banking centers, the Internet and the telephone. Retail offers real estate, education, tax refund anticipation, consumer installment and vehicle loans to individuals. Retail is also a leading lender to small businesses.

For the Year Ended December 31,	2003	2002 (8)	2001	(8)

(Dollars in millions)
Income Statement Data:
Net interest income-FTE (1) (2)	$4,422	$4,286	$4,116
Banking fees and commissions (3)	692	729	713
Credit card revenue (4)	217	197	164
Service charges on deposits (5)	910	833	791
Other income	62	28	53

Total noninterest income	1,881	1,787	1,721

Total revenue, net of interest expense	6,303	6,073	5,837
Provision for credit losses	505	492	644
Salaries and employee benefits	1,557	1,528	1,537
Other expense	1,786	1,773	1,867

Total noninterest expense before restructuring-related charges (reversals)	3,343	3,301	3,404
Restructuring-related charges (reversals) (6)	—	(18)	104

Total noninterest expense	3,343	3,283	3,508

Income before income taxes	2,455	2,298	1,685
Applicable income taxes	897	847	639

Net income	$1,558	$1,451	$1,046

Financial Performance:
Return on average common equity	33%	30%	22%
Efficiency ratio	53	54	60

Headcount	31,264	32,931	33,423

Ending Balances:
Small business commercial	$10,216	$9,921	$9,749
Home equity	26,432	20,853	15,826
Vehicle	13,571	14,661	14,278
Other personal loans	6,016	6,869	8,069

Total loans (7)	56,235	52,304	47,922
Assets	58,772	56,007	51,939
Demand deposits	30,587	27,711	25,438
Savings	41,093	38,784	36,172

Core deposits	71,680	66,495	61,610
Time	17,881	21,777	25,561

Total deposits	89,561	88,272	87,171
Equity	4,774	4,774	4,774

Average Balances:
Small business commercial	$10,059	$9,854	$9,650
Home equity	23,589	17,630	14,549
Vehicle	14,012	14,519	14,802
Other personal loans	6,309	7,128	8,670

Total loans	53,969	49,131	47,671
Assets	56,901	52,806	51,774
Demand deposits	29,048	26,066	23,968
Savings	40,274	37,894	34,055

Core deposits	69,322	63,960	58,023
Time	19,621	24,077	29,360

Total deposits	88,943	88,037	87,383
Equity	4,774	4,774	4,774

BANK ONE 2003 ANNUAL REPORT 35

For the Year Ended December 31,	2003	2002 (8)	2001 (8)

(Dollars in millions)
Credit Quality:
Net charge-offs:
Small business commercial	$58	$73	$70
Home equity	124	89	54
Vehicle	216	228	160
Other personal loans	109	104	115

Total net charge-offs	507	494	399

Net charge-off ratios:
Small business commercial	0.58%	0.74%	0.73%
Home equity	0.53	0.50	0.37
Vehicle	1.54	1.57	1.08
Other personal loans	1.73	1.46	1.33

Total net charge-off ratio	0.94	1.01	0.84

Nonperforming assets:
Commercial	$250	$236	$268
Consumer (9)	290	299	328

Total nonperforming loans (10)	540	535	596
Other, including other real estate owned (“OREO”)	77	223	104

Total nonperforming assets	617	758	700
Allowance for loan losses	677	679	681
Allowance for loan losses to period end loans (7)	1.26%	1.37%	1.49%
Allowance for loan losses to nonperforming loans (10)	126	128	114
Nonperforming assets to related assets (11)	1.10	1.44	1.46

Distribution:
Number of:
Banking centers	1,841	1,795	1,802
ATMs	4,394	3,960	5,141
Relationship bankers	3,600	2,839	2,295
Online customers (in thousands)	2,436	1,404	1,083
Personal demand accounts (in thousands)	4,773	4,360	4,345
Business demand accounts (in thousands)	513	492	499
Debit cards issued (in thousands)	5,216	4,647	4,414

Retail Brokerage:
Mutual fund sales	$2,644	$2,293	$2,284
Annuity sales	3,284	3,114	2,583

Total investment sales volume	5,928	5,407	4,867
Market value customer assets – end of period (in billions)	33.7	27.9	25.3
Number of customers – end of period (in thousands)	721	681	646
Number of dedicated investment sales representatives	973	845	724

(1)	Net interest income-FTE includes tax equivalent adjustments of $22 million, $22 million and $21 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess the performance of the segment and make resource allocations.

(3)	Banking fees and commissions include insurance fees, documentary fees, certain commitment fees, mutual fund commissions, loan and lease fees, safe deposit fees, official checks fees, ATM interchange, capital markets related fees and miscellaneous other fee revenue.

(4)	Credit card revenue includes credit card fees, debit card fees, merchant fees and interchange fees.

(5)	Service charges on deposits include deficient balance fees, non-sufficient funds/overdraft fees and other service related fees.

(6)	Restructuring-related charges (reversals) are discussed in Note 5 “Restructuring-Related Activity” on page 88. Income before restructuring-related charges (reversals) for Retail, net of $7 million and $(38) million of income tax expense (benefit) was $1.4 billion and $1.1 billion, for the years ended December 31, 2002 and 2001, respectively.

(7)	Loans include loans held for sale of $2,496 million, $2,689 million and $2,336 million at December 31, 2003, 2002 and 2001, respectively. These amounts are not included in allowance coverage statistics.

(8)	Prior period data has been adjusted for the transfer of the non-core portfolios and the community development business to the Corporate line of business and the transfer of retail brokerage from the Investment Management Group line of business.

(9)	Includes consumer balances that are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due.

(10)	Nonperforming loans include loans held for sale of $2 million and $3 million at December 31, 2003 and 2002, respectively. There were no nonperforming loans held for sale at December 31, 2001. These amounts are not included in allowance coverage statistics.

(11)	Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

36 BANK ONE 2003 ANNUAL REPORT

2003 compared to 2002

Retail produced solid financial results in 2003. Net income increased 8% to $1.6 billion (excluding the $11 million after-tax benefit from the restructuring charge reversal in the prior year), and ROE was up 3% to 33%. The growth in net income was a result of strong home equity loan originations of $17 billion, resulting in a 34% increase in average home equity balances, as well as 8% growth in average core deposits, higher deposit service charges and stronger investment sales. These achievements, the result of a continued focus on expanding core businesses, were partially offset by continued investments in the franchise.
     In 2003, as part of Retail’s efforts to improve the overall customer experience, branch hours were extended, 58 new branches were opened, over 250 banking center interiors were upgraded, 25% of the ATMs were replaced with upgraded functionality and 434 new ATMs were added to the distribution network. These investments contributed in part to the increase in expenses in 2003.
     Retail also continued to strengthen the sales force by increasing the number of relationship bankers by 761, investment sales representatives by 128 and branch business bankers by 125. Despite these increases total headcount was reduced by 1,667.
     Total revenue, net of interest expense, increased $230 million, or 4%, to $6.3 billion. Net interest income increased to $4.4 billion for the year, up $136 million, or 3%, primarily the result of growth in home equity loan balances and core deposits. This increase was partially offset by spread compression and lower time deposits.
     Noninterest income was $1.9 billion, an increase of $94 million, or 5%, driven by higher deposit service charges, mortgage origination activity, investment sales and debit card revenue. Partially offsetting these increases were the impact of the Visa interchange rate settlement and the elimination of various service fees such as teller and online bill payment.
     Noninterest expense was $3.3 billion, an increase of $42 million, or 1% (excluding the $18 million pretax benefit from the restructuring charge reversal in the prior year), primarily due to increased marketing expense, benefits costs and continued investments in the sales force and branch network. This increase was partially offset by lower fraud and operating losses as well as increased efficiency in other expenses.
     The provision for credit losses was $505 million, up $13 million, or 3%, driven primarily by continued growth in home equity loan balances which grew almost $5.6 billion to $26.4 billion. This increase was partially offset by improvements in small business and vehicle portfolios. As a percentage of average loans, the net charge-off ratio was 0.94%, down from 1.01%.
     The allowance for credit losses of $677 million represented 1.26% of period-end loans, a decrease from 1.37% driven by improving credit quality trends in the portfolios. These improvements were realized due to enhancements in credit underwriting criteria and better account management practices implemented over the last several years. Nonperforming assets were down $141 million to $617 million, or 19%, with related improvements in delinquency trends.

2002 compared to 2001

Retail reported net income of $1.4 billion, up $328 million, or 29% (excluding the $11 million after-tax restructuring charge reversal in 2002 and the $66 million after-tax restructuring charge in 2001).
     Total revenue, net of interest expense increased $236 million, or 4%, to $6.1 billion. Net interest income was $4.3 billion, up $170 million, or 4%, primarily from growth in home equity loans and core deposits partially offset by lower time deposits.
     Noninterest income was $1.8 billion, up $66 million, or 4%, primarily driven by higher deposit service charges, higher debit card revenue and investment sales. The increase was partially offset by lower mortgage-related revenue and lower revenue related to the reduction of nonbranded ATMs.
     Noninterest expense was $3.3 billion, a decrease of $103 million, or 3% (excluding the $18 million pretax restructuring charge reversal in 2002 and the $104 million pretax restructuring charge in 2001). These improvements were driven by lower staffing, the absence of goodwill amortization, lower fraud and operating losses, as well as lower ATM expenses. The decline was partially offset by increased marketing and benefits costs.
     The provision for credit losses was $492 million, down $152 million, or 24%, due to the absence of reserve increases, partially offset by higher charge-offs in home equity and vehicle loans.
     The allowance for loan losses of $679 million represented 1.37% of period-end loans, a decrease from 1.49% in the prior year. Nonperforming assets were $758 million, up $58 million, or 8%, from the prior year.

Commercial Banking

Commercial Banking offers a broad array of products, including global cash management, treasury services, capital markets, commercial cards, lending and other noncredit products and services to corporate banking and middle market banking customers.
     Corporate banking serves primarily large corporations, financial institutions and commercial real estate entities. The Corporation’s capital markets business is engaged in the origination, trading and distribution of asset-backed, investment grade, tax-exempt and high yield securities, derivatives, foreign exchange, government bonds and tax-oriented investments. Capital markets is also actively engaged in loan syndications, market research, advisory services and private placements.
     Middle market banking serves the customer segment with annual revenues from approximately $10 million to $500 million, which includes corporations, municipalities and not-for-profit entities. These customers use a wide variety of services, with a significant portion using the Corporation exclusively for financial needs. The loan portfolio is diversified across a broad range of industries and geographic locations. In addition to credit, this customer segment actively uses the Corporation’s cash management, international, capital markets and investment management products and services.

BANK ONE 2003 ANNUAL REPORT 37

For the Year Ended December 31,	2003	(21)	2002	(21)	2001

(Dollars in millions)
Income Statement Data:
Net interest income-FTE (2) (12)	$2,307		$2,467		$2,765
Banking fees and commissions (3)	808		780		718
Credit card revenue (4)	105		77		86
Service charges on deposits (5)	734		714		618
Fiduciary and investment management fees (13)	1		1		3
Investment securities gains (losses)	35		(13)		(12)
Trading gains (14)	4		248		269
Other income (loss)	20		(163)		(100)

Total noninterest income	1,707		1,644		1,582

Total revenue, net of interest expense	4,014		4,111		4,347
Provision for credit losses	(22)		994		1,073
Salaries and employee benefits	1,193		1,062		1,028
Other expense	1,182		1,280		1,222

Total noninterest expense before restructuring-related charges (reversals)	2,375		2,342		2,250
Restructuring-related charges (reversals) (15)	—		(4)		73

Total noninterest expense	2,375		2,338		2,323

Income before income taxes	1,661		779		951
Applicable income taxes	464		162		251

Net income	$1,197		$617		$700

Memo-Revenue by activity: (16) Lending-related revenue	$1,789		$1,685		$2,017
Credit derivative hedge portfolio	(283)		42		6
Global treasury services	1,595		1,653		1,606
Capital markets (17)	890		717		684
Other	23		14		34

Financial Performance:
Return on average common equity	16%		8%		10%
Efficiency ratio	59		57		53
Efficiency ratio excluding credit derivative hedge portfolio	55		57		54

Headcount:
Corporate banking (including capital markets)	2,660		2,359		2,714
Middle market	2,507		2,853		3,251
Global treasury services	3,313		3,342		2,984
Operations, technology, and other administration	1,946		1,988		2,188

Total headcount	10,426		10,542		11,137

Ending Balances:
Loans (18) (19)	$53,752		$61,895		$72,578
Interests in purchased receivables (19)	32,938		—		—
Investment securities (19)	10,034		2,077		1,831
Assets (20)	136,812		94,260		101,186
Demand deposits	26,348		25,462		25,533
Savings (16)	12,263		9,614		6,214
Time (16)	922		11,373		10,896
Foreign offices	12,223		10,192		8,575

Total deposits	51,756		56,641		51,218
Short-term borrowings (19)	40,717		2,278		2,063
Equity	7,409		7,409		7,357

Average Balances:
Loans (19)	$56,655		$65,969		$80,305
Interests in purchased receivables (19)	90		—		—
Investment securities (19)	2,582		2,072		1,517
Assets (20)	97,739		95,717		107,596
Demand deposits	24,449		22,419		21,328
Savings (16)	10,500		8,002		5,524
Time (16)	3,864		8,975		6,053
Foreign offices	10,156		8,598		8,962

Total deposits	48,969		47,994		41,867
Short-term borrowings (19)	3,612		2,016		1,546
Equity	7,409		7,376		7,300

38 BANK ONE 2003 ANNUAL REPORT

For the Year Ended December 31,	2003	(21)	2002	(21)	2001

(Dollars in millions)
Credit Quality:
Net charge-offs	$398	$994	$1,042
Net charge-off ratio	0.70%	1.51%	1.30%
Nonperforming assets:
Nonperforming loans (22)	$1,036	$1,874	$2,127
Other, including OREO	22	21	27

Total nonperforming assets	1,058	1,895	2,154

Allowance for loan losses (20)
Allowance for loan losses	$2,161	$2,469	$2,526
Allowance for loan losses to period end loans (18)	4.06%	4.00%	3.48%
Allowance for loan losses to nonperforming loans (22)	209	133	119

Allowance for credit losses (20)
Allowance for credit losses	$2,651	$3,071	$3,079
Allowance for credit losses to period end loans (18) (20)	4.98%	4.98%	4.25%
Allowance for credit losses to nonperforming loans (22)	257	166	145
Nonperforming assets to related assets (11)	1.97	3.06	2.97

Corporate Banking:
Ending balances:
Loans (19)	$27,123	$31,559	$36,643
Interests in purchased receivables (19)	32,938	—	—
Investment securities (19)	10,006	1,506	1,365
Deposits	23,685	31,998	28,648
Short term borrowings (19)	40,717	2,278	2,063

Average balances:
Loans (19)	28,536	32,973	43,495
Interests in purchased receivables (19)	90	—	—
Investment securities (19)	2,492	1,460	1,029
Deposits	24,768	26,060	22,946
Short term borrowings (19)	3,612	2,016	1,546

Credit Quality:
Net charge-offs	228	639	638
Net charge-off ratio	0.80%	1.94%	1.47%
Nonperforming loans	$321	$873	$1,154
Nonperforming loans to total loans	1.18%	2.76%	3.15%

Syndications:
Lead arranger deals:
Volume (in billions)	$60.4	$61.9	$54.1
Number of transactions	317	271	238
League table standing–rank	4	4	4
League table standing–market share	7%	6%	5%

Middle Market Banking:
Loans –ending balance	$26,629	$30,336	$35,935
–average balance	28,119	32,996	36,810
Deposits –ending balance	28,071	24,643	22,570
–average balance	24,201	21,934	18,921
Credit quality:
Net charge-offs (in millions)	170	355	404
Net charge-off ratio	0.60%	1.08%	1.09%
Nonperforming loans (in millions) (22)	$715	$1,001	$973
Nonperforming loans to total loans (22)	2.69%	3.30%	2.71%

For additional footnote detail see page 36.

(12)	Net interest income-FTE includes taxable equivalent adjustments of $106 million, $91 million and $79 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(13)	Fiduciary and investment management fees include asset management fees, personal trust fees, other trust fees and advisory fees.

(14)	Trading gains primarily include realized and unrealized gains (losses) from trading assets, derivative financial instruments and foreign exchange products.

(15)	Restructuring-related charges (reversals) are discussed in Note 5 “Restructuring-Related Activity” on page 88. Income (loss) before restructuring-related charges (reversals) for Commercial Banking, net of $1 million and $(27) million of income tax expense (benefit), was $614 million and $746 million, for the years ended December 31, 2002 and 2001, respectively.

(16)	Prior periods have been adjusted to conform to material organizational changes and current period presentation.

(17)	Capital markets includes trading income and underwriting, syndicated lending and advisory fees.

(18)	Loans include loans held for sale of $544 million, $235 million and $83 million at December 31, 2003, 2002 and 2001, respectively. These amounts are not included in allowance coverage statistics.

(19)	Impacted by the adoption of FIN No. 46.

(20)	The allowance for credit losses includes the allowance for loan losses of $2,161 million, $2,469 million and $2,526 million and the reserve for unfunded commitments and standby letters of credit, which is included in other liabilities, of $490 million, $602 million and $553 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior periods have been reclassified to conform to the current period’s presentation.

(21)	Results include the effect of consolidating Anexsys, LLC, which had an impact on individual line items of revenue and expense but no impact on net income for the year ended December 31, 2002. In 2002, the consolidation resulted in a $46 million increase in net interest income, a $19 million increase in noninterest income and a $65 million increase in noninterest expense.

(22)	Nonperforming loans include loans held for sale of $3 million and $19 million at December 31, 2003 and 2002, respectively. There were no nonperforming loans held for sale at December 31, 2001. These amounts are not included in allowance coverage statistics.

BANK ONE 2003 ANNUAL REPORT 39

2003 compared to 2002

Commercial Banking reported net income of $1.2 billion, up $580 million, or 94%. The current year included a $420 million pretax reduction in the allowance for credit losses and a $283 million pretax loss on the credit derivatives hedge portfolio. The prior year includes $42 million of pretax income on the credit derivatives hedge portfolio. Excluding the impact of these items, net income was $1.1 billion compared to $590 million, an increase of 88%. This improvement was primarily driven by lower net charge-offs and strength in capital markets, partially offset by the impact of declining loan volumes.
     Net interest income was $2.3 billion, down $160 million, or 6%, primarily reflecting a 14% reduction in average loan balances and compressed deposit spreads in the low interest rate environment. Average loans decreased $4.4 billion, or 13%, in corporate banking and $4.9 billion, or 15%, in middle market. These decreases were driven by both tightened underwriting standards and relatively weak demand for bank financing.
     Noninterest income (excluding the impact of the credit derivatives hedge portfolio) was $2.0 billion, an increase of $388 million, or 24%. Banking fees and commissions increased $28 million, or 4%, due to increased capital markets revenue from asset-backed and fixed-income originations offset by lower fees in global treasury services. Credit card revenue increased $28 million, or 36%, due to growth in the commercial card business. Service charges on deposits increased $20 million, or 3%, reflecting the continued shift in the method of payment for services in the low interest rate environment. Investment securities gains (losses) increased to a $35 million gain from a $13 million loss. These gains and losses were primarily attributable to sales of securities acquired in satisfaction of debt. Excluding the impact of the credit derivatives hedge portfolio, trading increased $81 million, or 39%. This increase was driven by strength in derivatives trading, led by interest rate derivatives. Other income increased by $183 million, primarily driven by gains on loan sales in 2003 as compared to losses on both loan sales and tax-oriented investments in 2002.
     Ongoing expense management efforts held noninterest expense fairly flat at $2.4 billion, despite higher compensation-related expenses.
     The effective tax rate (on a FTE basis) of 27.9% in 2003 increased from 20.8% in 2002, primarily due to an increase in pretax income in 2003 as well as a decrease in tax credits generated from tax-oriented investments. Credit quality improved significantly from 2002. Net charge-offs were $398 million, down $596 million, or 60% from the prior year. This decline was comprised of a $411 million, or 64%, decrease in corporate banking, and a $185 million, or 52%, reduction in middle market net charge-offs. For additional detail on Commercial Banking net charge-offs, see pages 66-67.
     Nonperforming loans also declined, comprised of a $552 million, or 63%, decline in corporate banking and a $286 million, or 29% decline in middle market. The provision for credit losses was $(22) million in 2003, reflecting both the decline in net charge-offs and a $420 million reduction in the allowance for credit losses. $490 million of reserves related to unfunded lending commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities at the end of the year. All prior periods were reclassified to conform to the current presentation. For additional information about nonperforming assets and the allowance for loan losses, see the tables on page 65 and 68, respectively.
     Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of implementing certain requirements of FIN No. 46. See “Asset-Backed Finance Programs” beginning on page 74.

2002 compared to 2001

Commercial Banking reported net income of $617 million for 2002, down $83 million, or 12%, from 2001, due to lower net interest income offset by lower income taxes, lower provision for credit losses and the absence of restructuring charges in 2002.
     Net interest income was $2.5 billion, down $298 million, or 11%, reflecting a reduction in average loans of $14.3 billion or 18%. Average loans decreased $10.5 billion, or 24%, in corporate banking and $3.8 billion, or 10%, in middle market.
     Mark-to-market adjustments on the credit derivatives portfolio positively impacted 2002 by $42 million and 2001 by $6 million. Excluding the impact of the gain in each period, noninterest income increased $26 million, or 2%, primarily as a result of the following items: banking fees and commissions increased $62 million, or 9%, due to growth in asset-backed finance underwriting and other capital markets products; service charges on deposits increased $96 million, or 16%, reflecting a shift in payment for services to fees due to the lower value of customers’ compensating deposit balances; trading revenue decreased by $57 million, or 22%, primarily reflecting a decrease in fixed income trading revenues; and other income decreased by $63 million primarily due to higher losses in tax-oriented investments and various asset write-downs.
     Noninterest expense was $2.3 billion, up $15 million, or 1%, from 2001, including a $77 million reduction in restructuring-related charges. Excluding restructuring costs, noninterest expense increased by $92 million, or 4%, as a result of the $65 million impact from the consolidation of Anexsys, LLC, as well as higher incentive compensation and systems conversion-related expenses.
     The effective tax rate (on a FTE basis) of 20.8% in 2002 decreased from 26.4% in 2001 primarily due to an increase in tax credits generated from tax-oriented investments combined with a decrease in pretax income in 2002.
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

40 BANK ONE 2003 ANNUAL REPORT

from the prior year. Middle market nonperforming loans were $1.0 billion at December 31, 2002, up $28 million, or 3%, from the prior year.

Card Services — Reported Basis

Card Services offers co-brand, affinity and other cards to its consumer and small business customer base. These cards represent relationships with some of the leading corporations, financial institutions, universities, sports franchises and other affinity organizations. All of these cards carry the respective Visa or MasterCard® brand names.
     With approximately 51 million cards in circulation, Card Services is the third largest credit card provider in the United States and the largest Visa credit card issuer in the world. Card Services is also a leader in online card marketing and customer service, with more than 5 million registered users of its Web site.
     Through securitization the Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors or retained on the balance sheet. Securitization impacts the Corporation’s consolidated balance sheet by removing those credit card receivables that have been sold, and by reclassifying, from loans to investment securities, those credit card receivables that have been transformed into certificate form (referred to as “Seller’s Interest”). Gain or loss on the sale of credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported in other income. Securitization also impacts the Corporation’s consolidated income statement by reclassifying as credit card revenue interest income and fees, interchange income, credit losses and recoveries related to securitized receivables. Credit card interest income and fees, credit losses and recoveries related to the Seller’s Interest are reclassified in net interest income.
     The following table presents Card Services information on a reported basis:

For the Year Ended December 31,	2003	(27)	2002	(27)	2001

(Dollars in millions)
Income Statement Data:
Net interest income-FTE (2) (23) (24)	$1,469		$1,271		$1,280
Banking fees and commissions (3)	34		66		96
Credit card revenue (4) (24)	3,441		3,560		2,525
Other income (loss)	(6)		(33)		120

Total noninterest income	3,469		3,593		2,741

Total revenue, net of interest expense	4,938		4,864		4,021
Provision for credit losses	757		531		392
Salaries and employee benefits	624		589		501
Other expense	1,675		1,856		1,618

Total noninterest expense before restructuring-related charges (reversals)	2,299		2,445		2,119
Restructuring-related charges (reversals) (25)	—		(19)		61

Total noninterest expense	2,299		2,426		2,180

Income before income taxes	1,882		1,907		1,449
Applicable income taxes	723		741		542

Net income	$1,159		$1,166		$907

Memo-Net securitization gains (amortization)	$(22)		$(50)		$(62)

Financial Performance:
Return on average common equity	18%		18%		14%
Efficiency ratio	47		50		54

Headcount	10,374		10,548		9,871

Ending Balances:
Owned loans:
Held in portfolio	$6,447		$7,592		$5,040
Held for sale	5,588		3,989		1,746

Total owned loans	12,035		11,581		6,786
Seller’s interest and accrued interest receivable (26)	27,193		28,526		24,019

Total receivables	39,228		40,107		30,805
Memo: Securitized loans	37,100		33,889		37,350
Assets	44,792		45,391		35,385
Equity	6,361		6,361		6,361

BANK ONE 2003 ANNUAL REPORT 41

For the Year Ended December 31,	2003	(27)	2002	(27)	2001

(Dollars in millions)
Average Balances:
Owned loans:
Held in portfolio	$6,937		$5,993		$4,034
Held for sale	7,175		3,906		2,850

Total owned loans	14,112		9,899		6,884
Seller’s interest and accrued interest receivable (26)	23,820		23,211		18,760

Total receivables	37,932		33,110		25,644
Memo-Securitized loans	35,900		34,758		39,803
Assets	43,130		37,620		28,931
Equity	6,361		6,361		6,308

Credit Quality:
Net charge-offs	$707		$514		$392
Net charge-off ratio (28)	5.03%		5.19%		5.69%
Delinquency ratio:
30+ days	3.31		2.95		3.00
90+ days	1.55		1.38		1.41
Allowance for loan losses	$446		$396		$396
Allowance for loan losses to period end loans held in portfolio	6.92%		5.22%		7.86%

Other Data:
Charge volume (in billions)	$167.1		$155.4		$140.4
Net accounts opened (in thousands) (29)	4,578		5,227		7,326
Credit cards issued (in thousands) (30)	50,839		50,351		50,996
Number of cardmemberservices.com customers (in millions) (31)	5.3		3.4		1.9
Paymentech, Inc.:
Bank card volume (in billions)	$155.0		$124.7		$115.3
Total transactions (in millions)	5,538		4,208		3,778

For footnote detail see pages 36, 39 and 44.

2003 compared to 2002 — Reported Basis

Card Services net income remained relatively constant at $1.2 billion, as the benefit from higher average total receivables and lower noninterest expense was offset by a higher provision for credit losses and a reduction in noninterest income.
     Total revenue increased 2% to $4.9 billion, as net interest income increased $198 million while total noninterest income decreased $124 million. The increase in net interest income is primarily a result of a $4.8 billion increase in average total receivables. The decrease in total noninterest income is a result of a decline in the net interest margin earned on average securitized loans partially offset by an increase in average securitized loans. In addition, charge volume increased $11.7 billion, or 8%, which generated higher interchange income partially offset by higher volume-driven payments to partners. Paymentech, Inc., the Corporation’s merchant card processor, also had an increase in bank card volume of 24% to $155.0 billion.
     Noninterest expense (excluding a $19 million pretax benefit from a restructuring charge reversal in the prior year) was $2.3 billion, a decline of 6% due to reduced marketing expenses and operational efficiencies, offset by higher operating expenses of Paymentech, Inc.
     Provision for credit losses increased $226 million, or 43% to $757 million, which was driven by higher net charge-off activity resulting from the significant growth in average owned loans. The net charge-off ratio decreased to 5.03% from 5.19%. The 30-day delinquency ratio increased to 3.31% from 2.95%.
     Securitization gains were $79 million resulting from the securitization of $11.5 billion in credit card receivables. This compares with securitization gains of $55 million resulting from the securitization of $6.8 billion in credit card receivables in 2002.
     The Corporation believes that it is more meaningful to discuss credit performance on a managed basis since the on-balance sheet portfolio has a greater percentage of new originations and, therefore, is less seasoned and credit risk inherent in Seller’s Interest is the same risk as the off-balance sheet portfolio. See the Managed Basis section beginning on page 43 for this information.
     Card Services has a significant co-branding relationship with United Airlines, the Mileage Plus® award program. Given United Airlines’ 2002 bankruptcy announcement, Card Services net income would be negatively impacted in the event a reorganization is unsuccessful.

42 BANK ONE 2003 ANNUAL REPORT

2002 compared to 2001 — Reported Basis

Card Services reported net income of $1.2 billion, up $259 million, or 29%. 2002 results reflected twelve months of earnings from the acquisition of the Wachovia credit card business while 2001 results reflected five months of Wachovia earnings.
     Total reported revenue was $4.9 billion, up $843 million or 21%. Net interest income was $1.3 billion, down $9 million, or 1%, reflecting lower spreads due to competitive pricing partially offset by higher volumes. Excluding the $322 million impact of the Paymentech, Inc. consolidation effective January 1, 2002, noninterest income was $3.3 billion, an increase of $530 million, or 19%, primarily driven by higher volume-related revenue and higher income earned on securitized loans.
     Excluding the $285 million impact from the consolidation of Paymentech, Inc., noninterest expense was $2.1 billion, a decrease of $39 million, or 2%, resulting from continued expense management and the impact of restructuring-related charges (reversals) partially offset by higher marketing expense.
     Provision for credit losses was $531 million, an increase of $139 million, or 35%, as a result of portfolio growth.
     Securitization gains were $55 million resulting from the securitization of $6.8 billion in credit card receivables. This compares with securitization gains of $28 million resulting from the securitization of $3.8 billion in credit card receivables in the previous year.

Card Services — Managed Basis (Non-GAAP)

The Corporation evaluates its Card Services line of business trends on a managed basis, which treats the securitization of credit card receivables as a financing transaction. Gains recognized as a result of securitization continue to be reflected in other income. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership. The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in securitizations. In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating resources, such as employees and capital, on a managed basis. See “Loan Securitizations” on page 73 and Note 11 “Credit Card Securitizations,” beginning on page 92 for additional information related to the Corporation’s securitization activity.

     The following table presents Card Services information on a managed basis (non-GAAP):

For the Year Ended December 31,	2003	(27)	2002	(27)	2001

(Dollars in millions)
Income Statement Data:
Net interest income-FTE (2) (23) (24)	$6,259		$6,153		$6,090
Banking fees and commissions (3)	34		66		96
Credit card revenue (4) (24)	1,863		1,796		1,146
Other income (loss)	(6)		(33)		120

Total noninterest income	1,891		1,829		1,362

Total revenue, net of interest expense	8,150		7,982		7,452
Provision for credit losses	3,969		3,649		3,823
Salaries and employee benefits	624		589		501
Other expense	1,675		1,856		1,618

Total noninterest expense before restructuring-related charges (reversals)	2,299		2,445		2,119
Restructuring-related charges (reversals) (25)	—		(19)		61

Total noninterest expense	2,299		2,426		2,180

Income before income taxes	1,882		1,907		1,449
Applicable income taxes	723		741		542

Net income	$1,159		$1,166		$907

Memo-Net securitization gains (amortization)	$(22)		$(50)		$(62)

Financial Performance:
Percentage of average outstandings:
Net interest income-FTE	8.48%		9.07%		9.30%
Provision for credit losses	5.38		5.38		5.84
Noninterest income	2.56		2.69		2.08
Risk adjusted margin	5.66		6.38		5.54
Noninterest expense	3.11		3.57		3.33
Pretax income-FTE	2.55		2.81		2.21
Net income	1.57		1.72		1.39
Return on average common equity	18		18		14
Efficiency ratio	28		30		29

BANK ONE 2003 ANNUAL REPORT 43

For the Year Ended December 31,	2003	(27)	2002	(27)	2001

(Dollars in millions)
Headcount	10,374		10,548		9,871

Ending Balances:
Held in portfolio	$6,447		$7,592		$5,040
Held for sale	5,588		3,989		1,746
Securitized	37,100		33,889		37,350
Seller’s interest and accrued interest receivable (26)	27,193		28,526		24,019

Total loans	76,328		73,996		68,155
Assets	81,892		79,280		72,735
Equity	6,361		6,361		6,361

Average Balances:
Held in portfolio	$6,937		$5,993		$4,034
Held for sale	7,175		3,906		2,850
Securitized	35,900		34,758		39,803
Seller’s interest and accrued interest receivable (26)	23,820		23,211		18,760

Total loans	73,832		67,868		65,447
Assets	79,030		72,378		68,734
Equity	6,361		6,361		6,308

Credit Quality:
Net charge-offs (28)	$3,919		$3,632		$3,823
Net charge-off ratio (28)	5.31%		5.35%		5.84%
12 month lagged (32)	5.77		5.55		5.77
Delinquency ratio:
30+ days	3.90		4.02		4.46
90+ days	1.85		1.80		1.93
Allowance for loan losses	$446		$396		$396
Allowance for loan losses to period end loans held in portfolio	6.92%		5.22%		7.86%

Other Data:
Charge volume (in billions)	$167.1		$155.4		$140.4
Net accounts opened (in thousands) (29)	4,578		5,227		7,326
Credit cards issued (in thousands) (30)	50,839		50,351		50,996
Number of cardmemberservices.com customers (in millions) (31)	5.3		3.4		1.9
Paymentech, Inc.:
Bank card volume (in billions)	$155.0		$124.7		$115.3
Total transactions (in millions)	5,538		4,208		3,778

For additional footnote detail see pages 36 and 39.

(23)	Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2003, 2002 and 2001.

(24)	On a reported basis, income earned on securitized loans is reported in credit card revenue and income earned on Seller’s Interest is reported in net interest income. On a managed basis, net interest income, noninterest income and provision for credit losses are reported in their respective income statement lines.

(25)	Restructuring-related charges (reversals) are discussed in Note 5 “Restructuring-Related Activity” on page 88. Income before restructuring-related charges (reversals) for Card Services, net of $7 million and $(22) million of income tax expense (benefit), was $1.1 billion and $946 million for the years ended December 31, 2002 and 2001, respectively.

(26)	The investor owned portion of accrued interest receivable is recorded in other assets at December 31, 2003 and 2002.

(27)	Results include the effect of consolidating Paymentech, Inc. beginning in the first quarter of 2002. As a result of this consolidation net interest income included $13 million, noninterest income included $322 million and noninterest expense included $285 million in 2002. There was no impact on net income.

(28)	Includes net charge-offs related to held for sale loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

(29)	Net accounts opened includes originations, purchases and sales.

(30)	Approximately 4.5 million previously acquired inactive accounts were purged during 2002 and prior periods have been recalculated to conform to current period presentation.

(31)	Approximately 1 million registered users were purged in late 2001 due to inactivity.

(32)	The lagged loss rate for 2002 includes Wachovia net credit losses while 2001 average loans only includes five months of Wachovia balances. The lagged loss rate for 2001 includes five months of Wachovia net credit losses. The 2001 ratio includes Wachovia net charge-offs but excludes Wachovia loans.

44 BANK ONE 2003 ANNUAL REPORT

2003 compared to 2002 — Managed Basis (Non-GAAP)

Card Services net income remained constant at $1.2 billion, as the benefit from higher average managed loans and lower noninterest expense was offset by a decline in net interest margin and a higher provision for credit losses.
     Total revenue increased 2% to $8.2 billion, as net interest income increased $106 million and total noninterest income increased $62 million. The increase in net interest income is primarily a result of a $6.0 billion, or 9%, increase in average managed loans. Net interest income as a percent of average outstandings, however, declined 59 basis points to 8.48% from 9.07% as a result of competitive pricing pressure. The increase in total noninterest income is a result of the increase in charge volume of $11.7 billion, or 8%, which generated higher interchange income, partially offset by higher volume-driven payments to partners. Paymentech, Inc., the Corporation’s merchant card processor, also had an increase in bank card volume of 24% to $155.0 billion.
     Noninterest expense (excluding a $19 million pretax benefit from a restructuring charge reversal in the prior year) was $2.3 billion, a decline of 6% due to reduced marketing expenses and operational efficiencies, offset by higher operating expenses of Paymentech, Inc.
     Provision for credit losses increased $320 million, or 9%, to $4.0 billion, which was driven by higher net charge-off activity resulting from the growth in the portfolio. The net charge-off ratio decreased to 5.31% from 5.35%. The 30-day delinquency ratio decreased to 3.90% from 4.02%.
     Securitization gains were $79 million resulting from the securitization of $11.5 billion in credit card receivables. This compares with securitization gains of $55 million resulting from the securitization of $6.8 billion in credit card receivables in the previous year.

2002 compared to 2001 — Managed Basis (Non-GAAP)

Card Services reported net income of $1.2 billion, up $259 million, or 29%. 2002 results reflected twelve months of earnings from the acquisition of the Wachovia credit card business while 2001 results reflected five months of Wachovia earnings.
     Total revenue was $8.0 billion, up $530 million, or 7%. Net interest income was $6.2 billion, up $63 million, or 1%, reflecting higher volumes partially offset by lower spreads due to competitive pricing. Excluding the $322 million impact of the Paymentech, Inc. consolidation effective January 1, 2002, non-interest income was $1.5 billion, an increase of $145 million, or 11%, primarily driven by higher volume-related revenue and securitization gains.
     Securitization gains were $55 million resulting from the securitization of $6.8 billion in credit card receivables. This compares with securitization gains of $28 million resulting from the securitization of $3.8 billion in credit card receivables in the previous year.
     Excluding the $285 million impact from the consolidation of Paymentech, Inc., noninterest expense totaled $2.1 billion, a decrease of $39 million, or 2%, resulting from continued expense management and the impact of restructuring-related charges (reversals) partially offset by higher marketing expense.
     The provision for credit losses was $3.6 billion, a decrease of $174 million, or 5%, reflecting underwriting discipline and focus on the prime and superprime markets.

BANK ONE 2003 ANNUAL REPORT 45

     The following table reconciles Card Services line items presented on a reported basis with those presented on a managed basis (non-GAAP):

For the Year Ended December 31,	2003	2002	2001

(in millions):
Income Statement Data:
Net interest income-FTE (2) (23) (24)
Reported data for the period	$1,469	$1,271	$1,280
Securitization adjustments	4,790	4,882	4,810

Managed net interest income-FTE (2) (23) (24)	6,259	6,153	6,090

Credit card revenue: (4)
Reported data for the period	$3,441	$3,560	$2,525
Securitization adjustments	(1,578)	(1,764)	(1,379)

Managed credit card revenue	1,863	1,796	1,146

Noninterest income:
Reported data for the period	$3,469	$3,593	$2,741
Securitization adjustments	(1,578)	(1,764)	(1,379)

Managed noninterest income	1,891	1,829	1,362

Total revenue, net of interest expense:
Reported data for the period	$4,938	$4,864	$4,021
Securitization adjustments	3,212	3,118	3,431

Managed total revenue, net of interest expense	8,150	7,982	7,452

Provision for credit losses:
Reported data for the period	$757	$531	$392
Securitization adjustments	3,212	3,118	3,431

Managed provision for credit losses	3,969	3,649	3,823

Ending Balances:
Owned loans:
Held in portfolio	$6,447	$7,592	$5,040
Held for sale	5,588	3,989	1,746

Total owned loans	12,035	11,581	6,786
Seller’s interest and accrued interest receivable (26)	27,193	28,526	24,019

Total on balance sheet loans	39,228	40,107	30,805
Securitized loans	37,100	33,889	37,350

Total managed loans	76,328	73,996	68,155

Assets:
Reported	$44,792	$45,391	$35,385
Securitization adjustments	37,100	33,889	37,350

Managed assets	81,892	79,280	72,735

Average Balances:
Owned loans:
Held in portfolio	$6,937	$5,993	$4,034
Held for sale	7,175	3,906	2,850

Total owned loans	14,112	9,899	6,884
Seller’s interest and accrued interest receivable (26)	23,820	23,211	18,760

Total on balance sheet loans	37,932	33,110	25,644
Securitized loans	35,900	34,758	39,803

Total managed loans	73,832	67,868	65,447

Total assets:
Reported	$43,130	$37,620	$28,931
Securitization adjustments	35,900	34,758	39,803

Managed assets	79,030	72,378	68,734

Credit Quality:
Net charge-offs:
Reported (28)	$707	$514	$392
Securitization adjustments	3,212	3,118	3,431

Managed net charge-offs	3,919	3,632	3,823

46 BANK ONE 2003 ANNUAL REPORT

Investment Management Group

The Investment Management Group (IMG) provides investment, insurance, personal trust and private banking services to individuals. IMG also provides investment and investment related services, including retirement, custody and securities lending to institutions. As a result of the Corporation’s intention to sell the corporate trust services business, the results of these operations were transferred during 2003 to the Corporate line of business and all prior periods were reclassified.
     IMG’s registered investment advisory arm, Banc One Investment Advisors (BOIA), ranks among the nation’s top asset managers with $187 billion in assets under management. BOIA manages One Group® mutual funds, one of the largest mutual fund complexes with 49 funds and $105.5 billion in assets under management. IMG also includes Security Capital Research & Management Incorporated (“Security Capital”) which was acquired during the fourth quarter of 2003. With approximately $3.9 billion in assets under management, Security Capital is a recognized expert in developing and providing real estate investment products.
     Private client services (PCS) provides comprehensive wealth management, delivering advice and service on both sides of the client’s balance sheet. PCS offers integrated financial advice and services such as brokerage, investments and alternative asset management, personal trust, private banking, and financial planning through more than 600 client advisors.
     Banc One Insurance is comprised of underwriting and distribution companies which support insurance sales activities across the Corporation’s consumer lines of business, and includes Zurich Life, acquired during the third quarter of 2003. Zurich Life is a leading underwriter of term life insurance serving consumers through both a national network of 40,000 licensed brokers/insurance agents and the direct marketing platform of its Zurich Direct agency. It is also a significant underwriter of fixed and variable annuities, with a recognized expertise in the teachers’ annuity market.

For the Year Ended December 31,	2003	(35)	2002	(35)	2001	(35)

(Dollars in millions)
Income Statement Data:
Net interest income-FTE (2) (33)	$456		$382		$385
Banking fees and commissions (3)	343		252		233
Service charges on deposits (5)	19		19		17
Fiduciary and investment management fees (13)	623		635		659
Other income	39		10		3

Total noninterest income	1,024		916		912

Total revenue, net of interest expense	1,480		1,298		1,297
Provision for credit losses	12		35		38
Salaries and employee benefits	449		420		428
Other expense	471		328		344

Total noninterest expense before restructuring-related charges (reversals)	920		748		772
Restructuring-related charges (reversals) (34)	—		(1)		19

Total noninterest expense	920		747		791

Income before income taxes	548		516		468
Applicable income taxes	203		192		175

Net income	$345		$324		$293

Financial Performance:
Return on average common equity	30%		34%		31%
Efficiency ratio	62		58		61

Headcount	4,845		4,277		4,596

Ending Balances:
Commercial	$3,236		$3,258		$3,418
Consumer	4,144		3,684		3,698
Total loans	7,380		6,942		7,116
Assets	15,839		8,491		8,357
Demand deposits	1,702		1,862		2,144
Savings	9,414		6,937		5,399
Time	597		761		1,001
Foreign offices	290		244		165

Total deposits	12,003		9,804		8,709
Insurance policy and claims reserves	6,712		226		124
Equity	1,554		952		954

BANK ONE 2003 ANNUAL REPORT 47

For the Year Ended December 31,	2003	(35)	2002	(35)	2001	(35)

(Dollars in millions)
Average Balances:
Commercial	$3,082		$3,234		$3,399
Consumer	3,727		3,735		3,553
Total loans	6,809		6,969		6,952
Assets	10,771		8,357		8,041
Demand deposits	1,815		1,662		1,711
Savings	7,974		6,026		4,733
Time	669		864		1,299
Foreign offices	168		204		155

Total deposits	10,626		8,756		7,898
Insurance policy and claims reserves	2,330		178		120
Equity	1,154		954		937

Credit Quality:
Net charge-offs:
Commercial	$9		$15		$27
Consumer	3		5		7

Total net charge-offs	12		20		34
Net charge-off ratios:
Commercial	0.29%		0.46%		0.79%
Consumer	0.08		0.13		0.20

Total net charge-off ratio	0.18		0.29		0.49
Nonperforming assets:
Commercial	$32		$61		$38
Consumer	10		10		4

Total nonperforming loans	42		71		42
Other, including other real estate owned (“OREO”)	18		1		1

Total nonperforming assets	60		72		43
Allowance for loan losses	40		40		25
Allowance for loan losses to period end loans	0.54%		0.58%		0.35%
Allowance for loan losses to nonperforming loans	95		56		60
Nonperforming assets to related assets (11)	0.81		1.04		0.60

Assets Under Management Ending Balances:
Mutual funds	$105,489		$101,234		$83,488
Other	81,499		60,720		59,080

Total	186,988		161,954		142,568
By type:
Money market	72,433		78,624		58,514
Equity	50,574		37,031		47,285
Fixed income	63,981		46,299		36,769

Total	186,988		161,954		142,568
By channel:
Private client services	44,992		42,680		50,533
Retail brokerage	8,623		7,008		7,600
Institutional	95,001		77,799		62,408
Commercial cash sweep	8,134		9,015		9,850
Capital markets	3,631		4,858		1,487
External (36)	11,197		10,802		3,757
All other direct (37) (38)	15,410		9,792		6,933

Total	186,988		161,954		142,568
Morningstar® Rankings:
% of customer assets in funds ranked 4 or better	48%		50%		57%
% of customer assets in funds ranked 3 or better	87		89		88

48 BANK ONE 2003 ANNUAL REPORT

For the Year Ended December 31,	2003	(35)	2002	(35)	2001	(35)

(Dollars in millions)
Private Client Services:
Number of private client advisors (39)	617		705		670
Number of private client offices (39)	89		92		105
Total client assets—end of period (40)	$67,675		$61,697		$72,220
Ending balances:
Loans	6,919		6,894		7,006
Deposits	11,747		9,250		7,998
Average balances:
Loans	6,628		6,919		6,882
Deposits	10,054		8,303		7,358

Insurance Group:
Consolidated gross insurance — related revenue (41)	$648		$463		$443
Ending balances:
Invested assets	6,079		385		337
Policy loans	411		—		—
Policies in-force — direct/assumed (in thousands)	2,306		1,193		1,533
Insurance in-force — direct/assumed	231,533		13,023		18,143
Insurance in-force — retained	42,596		13,022		18,141
Insurance policy and claims reserves	6,713		226		124
A.M. Best rating (42)	A		—		—

For additional footnote detail see pages 36, 39 and 44.

(33)	Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2003, 2002 and 2001, respectively.

(34)	Restructuring-related charges (reversals) are discussed in Note 5 “Restructuring Related Activity” on page 88. Income before restructuring-related charges (reversals) for IMG, net of $0 million and $(7) million of income tax expense (benefit), was $323 million and $305 million for the years ended December 31, 2002 and 2001, respectively.

(35)	Prior period data has been adjusted for the transfer of corporate trust services to the Corporate line of business and the transfer of retail brokerage to the Retail line of business.

(36)	Includes broker/dealers, trust companies, and registered investment advisors that sell, or offer, One Group funds.

(37)	One Group funds invested in other One Group funds and other mutual funds sub-advised.

(38)	2003 includes assets from the Security Capital acquisition.

(39)	Prior period data has been adjusted to conform to current period presentation.

(40)	Fiduciary, brokerage, and other related assets (managed and non-managed).

(41)	Includes insurance revenues recorded in other lines of business.

(42)	A.M. Best maintained A ratings with developing implications.

2003 compared to 2002

IMG reported net income of $345 million, up $21 million. This increase resulted primarily from the acquisition of Zurich Life, which was effective September 1, 2003. Positive fund flows, improving market conditions, and an increase in the mix of long term assets also contributed to the year-over-year increase.
     Assets under management increased $25 billion, or 15%, to $187 billion. Contributing to the growth was an increase in the institutional channel of $17.2 billion as continued emphasis and focus was placed on sales and marketing of Investment Management Group’s institutional asset management business. In addition, the acquisitions of Zurich Life and Security Capital added $5.5 billion, and $3.9 billion, respectively. Overall, equity and fixed income assets increased 37% and 38% respectively, as clients took advantage of improving market conditions and moved investments from money market to longer term assets.
     Net interest income was $456 million, an increase of $74 million, or 19%, reflecting four month’s of earnings on Zurich Life’s invested assets. Strong deposit growth of $2.2 billion, primarily in private client services, also contributed favorably to the margin, although spreads continued to be weak.
     Noninterest income was $1.0 billion, an increase of $108 million, or 12%, as IMG recognized increased premium income and insurance fees reflecting four months of Zurich Life operations. IMG also recognized higher administrative and advisory fees resulting from positive asset flows and improved market conditions.
     Noninterest expense increased $173 million to $920 million primarily driven by interest credited to annuity and deposit contracts, insurance benefits and an increase in operating expenses related to four months of Zurich Life operations. Higher incentive compensation and legal fees also contributed to the increase in the overall level of expense, although partially offset by lower headcount (excluding Zurich Life).
     The provision for credit losses was $12 million, a decrease of $23 million reflecting lower charge-offs, higher recoveries and no additional increase in the allowance as credit quality in private client services continued to improve. The percent of nonperforming assets to related assets declined from 1.04% to 0.81% as nonperforming loans declined 41% to $42 million.
     In 2003 a number of regulatory authorities, including the New York Attorney General and the Securities and Exchange Commission, commenced investigations of improper trading practices with certain mutual funds, including the One Group. The Corporation is cooperating with these investigations and reviewing its mutual fund practices. As a result of this review, the Corporation announced a series of new policies and procedures approved by the Board of Trustees of the One Group mutual funds designed to strengthen corporate governance and control over the mutual funds and better protect the interests of fund investors. The Corporation also announced it will make full restitution to One Group investors harmed as a result of improper conduct by any employee of the Corporation. In addition, the Corporation, as expected, has been told to anticipate enforce-

BANK ONE 2003 ANNUAL REPORT 49

ment action against its mutual fund advisor but is optimistic it can avoid regulatory litigation and reach an amicable resolution with the regulators.

2002 compared to 2001

IMG reported net income of $323 million, up $18 million, or 6% (excluding the $1 million after-tax restructuring charge reversal in 2002 and the $12 million after-tax restructuring charge in 2001).
     Assets under management were $162 billion, an increase of $19 billion, or 14%, as a result of strong money market and fixed income asset growth, partially offset by a decline in equity assets, reflecting weak market conditions. One Group mutual fund assets grew to $101 billion, an increase of $18 billion, or 21%.
     Noninterest income was $916 million, an increase of $4 million. Effective April 1, 2002 the distribution activity for the One Group funds was internalized resulting in an increase in revenue and corresponding increase in expense. Partially offsetting this increase was lower management fee revenue resulting from weak market conditions and the shift from equities to money market and fixed income assets, which generate lower fee revenue.
     Noninterest expense was $748 million, a decrease of $24 million, or 3% (excluding the $20 million pretax benefit resulting from the $1 million restructuring charge reversal in 2002 and the $19 million restructuring charge in 2001). Contributing to the decrease were lower headcount-related expenses as headcount decreased from 4,596 to 4,277, and other cost saving initiatives.
     The provision for credit losses was $35 million, a $3 million decrease. The allowance for loan losses increased $15 million to $40 million reflecting the deterioration in credit quality of certain large loans. Nonperforming assets were $72 million, a $29 million increase, reflecting the credit quality deterioration.

Corporate

Corporate includes treasury activities, principal investment portfolios, other unallocated corporate expenses, and any gains or losses from corporate transactions. In addition, during 2003 the non-core portfolios and the corporate trust services business were transferred to Corporate from Retail and IMG, respectively. Corporate trust services is reflected as discontinued operations. All prior periods were reclassified for these transfers.

For the Year Ended December 31,	2003	2002	(53)	2001	(53)

(Dollars in millions)
Income Statement Data:
Net interest income (expense)-FTE (2) (43) (44)	$(343)	$294	$190
Banking fees and commissions (3)	(82)	(33)	(24)
Credit card revenue (4)	1	2	—
Service charges on deposits (5)	(2)	11	23
Fiduciary and investment management fees (13)	32	9	9
Investment securities gains (losses)	87	178	(54)
Trading losses (14)	(30)	(24)	(49)
Other income (loss)	(24)	97	282

Total noninterest income (loss) (45)	(18)	240	187

Total income (loss), net of interest expense	(361)	534	377
Provision for credit losses	793	435	363
Salaries and employee benefits	942	825	662
Other expense (income)	(102)	(52)	(68)

Total noninterest expense before restructuring-related charges (reversals)	840	773	594
Restructuring-related charges (reversals) (46)	—	(21)	94

Total noninterest expense (47)	840	752	688

Loss before income tax benefit	(1,994)	(653)	(674)
Applicable income tax benefit	(860)	(351)	(377)

Loss from continuing operations, net of tax benefit	(1,134)	(302)	(297)

Discontinued operations:
Income from discontinued operations	643	61	52
Applicable income taxes	233	22	19

Income from discontinued operations, net of taxes	410	39	33

Net loss	$(724)	$(263)	$(264)

Headcount	14,287	15,387	14,581

Ending Balances:
Non-core portfolios	$8,568	$15,296	$21,580
Other loans	177	107	751

Total loans (48)	8,745	15,403	22,331
Assets	70,348	73,836	72,640
Memo — Treasury investments (49)	39,281	34,192	32,214
Principal investments (50)	3,214	2,254	2,738
Deposits	11,301	15,291	20,432
Equity	3,321	2,944	780

Average Balances:
Non-core portfolios	$11,949	$18,460	$24,474
Other loans	228	378	768

Total loans	12,177	18,838	25,242
Assets	70,178	69,100	71,786
Deposits	12,394	15,176	24,653
Equity	2,905	2,234	410

50 BANK ONE 2003 ANNUAL REPORT

For the Year Ended December 31,	2003	2002	(53)	2001	(53)

(Dollars in millions)
Credit Quality:
Net charge-offs:
Non-core portfolios (51)	$980	$424		$420
Other loans	4	19		1

Total net charge-offs (51)	984	443		421
Non-core portfolios net charge-off ratio (51)	8.20%	2.30%		1.72%
Nonperforming assets:
Non-core portfolios	580	790		745
Other loans	2	6		41

Total nonperforming loans (52)	582	796		786
Other, including OREO	78	6		5

Total nonperforming assets	660	802		791

Allowance for loan losses (54)	$148	$339		$347
Allowance for loan losses to period end loans (48)	2.76%	2.20%		1.55%
Allowance for loan losses to nonperforming loans (52)	43	43		44
Nonperforming assets to related assets	7.48	5.20		3.54

For additional footnote detail see pages 36, 39, 44 and 49.

(43)	Net interest expense-FTE includes tax equivalent adjustments of $34 million, $32 million and $31 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(44)	Net interest expense-FTE primarily includes treasury results, interest spread on investment-related activities and spread on non-core portfolios.

(45)	Noninterest income primarily includes the gains and losses from investment activities and other corporate transactions.

(46)	Restructuring-related charges (reversals) are discussed in Note 5 “Restructuring-Related Activity” on page 88. Loss before restructuring-related charges (reversals) for Corporate, net of $8 million and $(35) million in income tax expense (benefit), was $276 million and $205 million for the years ended December 31, 2002 and 2001, respectively.

(47)	Noninterest expense primarily includes corporate expenses not allocated to the lines of business.

(48)	Loans include loans held for sale of $3,389 million and $24 million at December 31, 2003 and 2002, respectively. These amounts are not included in allowance coverage statistics. There were no held for sale loans at December 31, 2001.

(49)	Treasury investments may include U.S. government and agency debt securities, mortgage- and other asset-backed securities and other fixed income investments.

(50)	Principal investments include primarily private equity investments and venture capital fund investments.

(51)	Net charge-offs include $652 million of charge-offs related to the transfer of $4.1 billion of home equity loans to held for sale.

(52)	Nonperforming loans include loans held for sale of $239 million at December 31, 2003. This amount is not included in allowance coverage statistics. There were no nonperforming held for sale at December 31, 2002 and 2001.

(53)	Prior period data has been adjusted for the transfer of corporate trust services from the Investment Management Group line of business and the transfer of the non-core portfolios and community development business from the Retail line of business. Prior period amounts have been reclassified to conform to current presentation.

(54)	Allowance for loan losses reflects a $237 million decline related to the $4.1 billion transfer of home equity loans to held for sale.

2003 compared to 2002

Corporate net loss totaled $724 million, compared with a net loss of $276 million (excluding the $13 million after-tax benefit from a restructuring charge reversal in the prior year). Corporate net loss from continuing operations totaled $1.1 billion compared with a net loss from continuing operations of $315 million which excludes the $13 million after-tax benefit. Income from discontinued operations, net of taxes, was $410 million compared with $39 million.

Corporate Excluding Non-Core Portfolios
and Discontinued Operations

In addition to the earnings impact of the non-core portfolios and the discontinued operations, which are described below, Corporate net loss included the following pretax components:

For the Year Ended December 31,	2003	2002

(In millions)
Treasury net interest (expense) income	$(369)	$17
Net securities gains	87	178
Losses related to termination of debt and related hedges	(162)	—
Corporate unallocated expenses, net of restructuring	(667)	(584)

     Treasury net interest expense was $369 million, an increase of $386 million over the prior year. This increase was primarily the result of actions taken in 2002 by the Corporation to extend liability duration and reposition the treasury investment portfolio in order to position the balance sheet more defensively for rising interest rates.
     Net securities gains were $87 million, as a result of both net gains in principal investments and net losses in the treasury investment portfolio. This compares to net securities gains of $178 million in the prior year. The net gains on the principal investment portfolio of $330 million in the current year were primarily driven by the sale of Ability One. The prior year included the $261 million gain on the sale of the GE Monogram joint venture. Valuation adjustments included in each period’s net securities gains were primarily a result of changes in the value of the publicly traded equity market, private equity valuations, the interest rate environment and economic conditions.
     The Corporation repaid certain floating rate debt and unwound related hedges leading to a $162 million loss, which was recognized in other income.
     Corporate unallocated expenses were $667 million, compared to $584 million (excluding the $21 million pretax benefit from a restructuring charge reversal). The increase in the current year was primarily a result of a $100 million additional litigation reserve for a variety of pending litigation matters. Corporate expenses for 2002 included $89 million of expenses for the termination of certain vendor contracts, renegotiation of others and the bringing in-house of various network, technology and programming functions.

BANK ONE 2003 ANNUAL REPORT 51

Non-Core Portfolios

In 2003, the Corporation ceased origination of wholesale mortgage and broker home equity loans to focus on direct lending. In order to present the core results of Retail more clearly, these portfolios along with the auto lease portfolio, were transferred to the Corporate line of business. During 2003, home equity loans totaling $4.1 billion were transferred to held for sale and written down to reflect estimated market value. This resulted in a pretax charge of $415 million comprised of $652 million of net charge-offs, partially offset by $237 million in existing reserves. Net loss related to the non-core portfolios was $364 million compared to a net loss of $8 million. The $264 million after-tax charge related to the transfer drove this net loss.
     Average loan balances (including loans held for sale) were $11.9 billion, down 35% as the portfolios continued to liquidate at a steady pace. Net interest income was $398 million, down $196 million, primarily due to this continued liquidation.
     Provision for credit losses was $789 million, up $372 million primarily due to the write-downs related to the home equity loans transferred to held for sale. Excluding this impact, net charge-offs were $328 million versus $424 million.
     Noninterest expense was $174 million, down $15 million, or 8% from 2002.

Discontinued Operations

As a result of the Corporation’s sale of its corporate trust services business to JPMorgan Chase, the results of these operations were transferred from IMG to the Corporate line of business and reported as discontinued operations. The following table provides details of the impact of this business:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Total revenues	$730	$131	$114
Total expenses (excluding taxes)	87	70	62

Pretax income	643	61	52

Net income	$410	$39	$33

Total assets	$72	$84	$239

     The sale of the corporate trust business to JPMorgan Chase was completed during the fourth quarter 2003, resulting in a net gain of $597 million, which was reported in discontinued operations. Approximately $70 million remains to be collected from this sale representing a 10% sales contingency. Receipt of this amount by the Corporation is contingent upon JPMorgan Chase’s business retention levels. With the announced pending merger with JPMorgan Chase, the Corporation does not expect to receive the additional purchase price.

2002 compared to 2001

Corporate net loss was $276 million, compared with a net loss of $205 million (excluding the $13 million after-tax benefit from a restructuring charge reversal in 2002 and the $59 million after-tax restructuring charge in 2001). Corporate net loss from continuing operations totaled $315 million compared with a net loss from continuing operations of $238 million which also exclude the 2002 and 2001 after-tax restructuring impacts. Income from discontinued operations, net of taxes, was $39 million compared with $33 million.

Corporate Excluding Non-Core Portfolios
and Discontinued Operations

In addition to the earnings impact of the non-core portfolios and the discontinued operations, which are described below, Corporate net loss included the following pretax components:

For the Year Ended December 31,	2002	2001

(In millions)
Treasury net interest income (expense)	$17	$(308)
Net securities gains (losses)	178	(54)
Corporate unallocated expenses, net of restructuring	(584)	(351)

     Treasury net interest income was $17 million, an increase of $325 million over the prior year, primarily a result of lower interest rates. In 2002, the Corporation extended liability duration and repositioned the treasury investment portfolio in order to position the balance sheet more defensively for rising interest rates.
     Investment securities gains in 2002 were $178 million, reflecting the gain on the sale of the GE Monogram joint venture of $261 million, partially offset by net losses in the investment portfolios. In 2001, net investment losses were $54 million due to writedowns in the principal investments portfolio partially offset by treasury investment portfolio gains. The valuation adjustments in principal investments in 2002 and 2001 were primarily a result of the overall decline in the value of the equity market, the interest rate environment and a decline in the value of private equity investments as a result of existing economic conditions.
     Other income in 2002 was $97 million, compared with $282 million. The decrease of $185 million was primarily a result of mortgage-related losses and valuation adjustments on other investments in 2002, and $73 million of gains realized in 2001 on the sales of the Corporation’s interests in EquiServe Limited Partnership and Star Systems, an ATM network.
     Corporate noninterest expenses in 2002 were $584 million, compared with $351 million (excluding the $21 million pretax benefit from a restructuring charge reversal in 2002 and the $94 million pretax restructuring charge in 2001). The increase in 2002 was primarily due to salaries and benefits, including stock options, and one-time charges of $89 million for the termination of certain vendor contracts, renegotiation of others and the bringing in-house of various network, technology and programming functions.

Non-Core Portfolios

Net loss related to the non-core portfolios in 2002 was $8 million, compared to net income of $165 million in 2001.
     Average loan balances in 2002 were $18.5 billion, down from $24.5 billion in 2001, or 25%, as the portfolios continued to liquidate at a steady pace. Net interest income was $594 million, down $266 million, or 31%, from the prior year primarily due to this liquidation.
     Provision for credit losses in 2002 was $417 million, an increase of $56 million primarily due to credit deterioration in the portfolios. The allowance to period end loans increased to 2.19% from 1.58% as the net charge-off ratio grew to 2.30%, an increase of 58%. Nonperforming loans totaled $790 million, up 6% from $745 million in 2001.
     Noninterest expense was $189 million, down $54 million, or 22%, from 2001.

52 BANK ONE 2003 ANNUAL REPORT

Non-Core Portfolios

The following table presents financial information for the non-core portfolios which were transferred from Retail and is reflected in the Corporate line of business financial information.

For the Year Ended December 31,	2003	2002	2001

Income Statement Data:
Net interest income-FTE (2) (33)	$398	$594	$860
Banking fees and commissions (3)	3	—	3
Other (loss) income	(9)	—	1

Total noninterest income	(6)	—	4

Total revenue, net of interest expense	392	594	864
Provision for credit losses	789	417	361
Salaries and employee benefits	9	17	24
Other expense	165	172	219

Total noninterest expense	174	189	243

(Loss) income before income taxes (benefits)	(571)	(12)	260
Applicable income taxes (benefits)	(207)	(4)	95

Net (loss) income	$(364)	$(8)	$165

Financial Performance:
Return on average common equity	(26)%	(1)%	12%
Efficiency ratio	44	32	28

Headcount	—	294	346

Ending Balances:
Home equity	$6,832	$11,009	$14,881
Vehicle leases and other loans	1,736	4,287	6,699

Total Loans (48)	8,568	15,296	21,580
Equity	1,415	1,415	1,415

Average Balances:
Home equity	$9,369	$12,798	$16,689
Vehicle leases and other loans	2,580	5,662	7,785

Total Loans	11,949	18,460	24,474
Equity	1,415	1,415	1,415

Credit Quality:
Net charge-offs Home equity (51)	$892	$329	$321
Vehicle leases and other loans	88	95	99

Total net charge-offs (51)	980	424	420

Net charge-off ratios:
Home equity (51)	9.52%	2.57%	1.92%
Vehicle leases and other loans	3.41	1.68	1.27
Total net charge-off ratio (51)	8.20	2.30	1.72
Nonperforming assets:
Nonperforming loans (52)	$580	$790	$745
Other, including other real estate owned (“OREO”)	77	—	—

Total nonperforming loans	657	790	745
Allowance for loan losses	144	335	342
Allowance for loan losses to period end loans (48)	2.78%	2.19%	1.58%
Allowance for loan losses to nonperforming loans (52)	42	42	46
Nonperforming assets to related assets (11)	7.60	5.16	3.45

For additional footnote detail see pages 36, 39, 44, 49 and 51.

BALANCE SHEET ANALYSIS

At December 31, 2003, total assets were $326.6 billion, an increase of $48.6 billion, or 17%, primarily attributable to the adoption of FIN No. 46. On December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduit business as a result of FIN No. 46. The Corporation’s total assets included loans of $138.1 billion, investment securities of $85.0 billion and interests in purchased receivables of $32.9 billion. Average earning assets for the year ended December 31, 2003 were $241.5 billion and contributed $12.8 billion to the Corporation’s earnings, representing a yield of 5.31%.
     The Corporation’s total liabilities were $303.1 billion at December 31, 2003, an increase of $47.6 billion, or 19%.
Deposits, which totaled $164.6 billion, decreased $5.4 billion, or 3%. Other short-term borrowings increased $35.4 billion to $47.7 billion as a result of the adoption of FIN No. 46. Long-term debt increased by 8% to $46.8 billion. The Zurich Life acquisition added $6.5 billion in insurance policy and claims reserves. Average interest-bearing liabilities for the year ended December 31, 2003 were $193.2 billion, resulting in interest payments of $4.5 billion at an average rate of 2.34%.

Loans

The Corporation’s loan portfolio was $138.1 billion at December 31, 2003, compared to $148.1 billion, a decrease of $10.0 billion, or 7%. Commercial Banking loans totaled $53.8 billion compared with $61.9 billion, a decrease of $8.1 billion. Contributing to the decrease was the decline in corporate banking balances as customers

BANK ONE 2003 ANNUAL REPORT 53

utilized favorable public-market alternatives. In addition, the Corporation intentionally reduced credit and certain concentration risks, by tightening underwriting standards, rationalizing lending limits and exiting underperforming customer relationships. The resulting improvement in credit quality is evidenced by the 60% decline in Commercial Banking net charge-offs.
     The non-core portfolios, included in the Corporate line of business, totaled $8.6 billion at December 31, 2003, a decrease of $6.7 billion, or 44%. This decrease reflected the continued run-off of the portfolios and the $652 million charge-off resulting from the transfer to held for sale of $4.1 billion of loans.
     Partially offsetting these decreases was growth in Retail loan balances. Retail loans totaled $56.2 billion, an increase of $3.9 billion, or 8%. The increase was primarily due to a $5.6 billion increase in home equity loans, partially offset by a $1.1 billion decrease in vehicle loans.

Trading Assets

Trading assets, increased by $4.4 billion to $11.6 billion as of December 31, 2003. The increase is primarily due to growth in trading activity and higher customer volumes in 2003. Increases in the U.S. Government and Agency and Corporate securities portfolios represent $3.1 billion of the $4.4 billion.

Investment Securities

Investment securities increased $17.3 billion to $85.0 billion primarily due to the consolidation of certain asset-backed conduits and the acquisition of Zurich Life, which contributed $5.9 billion and $5.4 billion, respectively.

Interests in Purchased Receivables

Assets consolidated under FIN No. 46 include $32.9 billion of interests in purchased receivables, which represent undivided interests in pools of receivables and similar types of assets.

Deposits

Total deposits were $164.6 billion, a decrease of $5.4 billion, or 3%, from the prior year. Demand deposits totaled $24.5 billion compared to $34.3 billion, a decrease of $9.8 billion, or 29%. Time deposits decreased $7.6 billion to $22.9 billion, while savings deposits increased $10.2 billion to $99.2 billion. During the year, the U.S. Treasury began to compensate the Corporation for services provided using special issue securities resulting in reduced deposits.

Short-term Borrowings

The increase in other short-term borrowings of $35.4 billion was primarily a result of implementing FIN No. 46.

Insurance Policy and Claims Reserves

The purchase of Zurich Life increased insurance policy and claims reserves by $6.5 billion to $6.7 billion.

Stockholders’ Equity

Treasury stock increased $1.7 billion, primarily reflecting the impact of the repurchase of 55 million shares of the Corporation’s common stock under the stock repurchase programs.

RISK MANAGEMENT

Risk is an inherent part of the Corporation’s business activities. The Corporation’s ability to properly and effectively identify, measure, monitor, and report risk in its business activities is critical to its soundness and profitability. The diversity of the Corporation’s lines of business helps reduce the impact of volatility in any particular area on operating results as a whole.

Corporate Risk Management Governance Structure

While the lines of business are primarily responsible for managing the risks inherent in their businesses, the Corporation has established a risk management governance structure to establish policy, monitor adherence to policy and manage the overall risk profile of the organization.
     The Corporation believes risk management is the responsibility of every employee. In addition, various functional groups have specific roles and responsibilities to manage risk:

•	Board of Directors: determines risk appetite and risk capacity. The Audit and Risk Management Committee routinely reviews risk issues.

•	Risk Committees: ensure appropriate management of aggregate risks and capital, acceptable corporate and line of business risk profiles and the integrity of risk governance processes. Risks addressed include, but are not limited to credit, market, reputation and operational risk. The Executive Risk Committee is co-chaired by the Chief Executive Officer and Chief Risk Officer. Each line of business risk subcommittee is co-chaired by the head of the line of business and its respective chief risk officers. Committee members represent the lines of business, corporate risk management, finance and legal functions.

•	Chief Risk Officer: establishes effective risk management infrastructure (people, process and systems).

•	Lines of Business: manage risk exposures to approved limit structures for their applicable line of business and identify risk linkages to other lines of business.

•	Investment Committee: ensures appropriate management of both new investment proposals and the existing portfolio of investments; approves new investment proposals and divestment strategies. The committee is co-chaired by the Chief Financial Officer and Head of Financial Planning and Acquisitions.

•	Principal Investments Committee: a separate investment committee exists for governing the principal investments portfolio and is chaired by the Chief Executive Officer.

•	Corporate Audit: independently assesses and recommends actions to mitigate risk across the corporation.

•	Asset and Liability Committee (“ALCO”): provides governance and oversight of liquidity, structural interest rate risk and capital and is co-chaired by the Chief Financial Officer and Treasurer.

Risk Management Process

There are four critical elements to the Corporation’s risk management process:

•	Risk Identification: The Corporation identifies risk dynamically by assessing the potential impact of internal and external factors on current businesses and new products/programs, and by developing risk mitigation strategies to effectively manage identified risks.

•	Risk Measurement: The Corporation measures risk using a variety of methodologies including: calculating expected loss, unexpected loss and value-at-risk; and conducting stress tests and making comparisons to external benchmarks. Measurement models and underlying assumptions are routinely validated to ensure accurate risk measurement.

•	Risk Monitoring/Control: The Corporation establishes risk management policies and procedures. These policies contain

54 BANK ONE 2003 ANNUAL REPORT

approved limits by customer, product and business that are monitored weekly.

•	Risk Reporting: Risk reporting covers all lines of business and is comprehensively provided to management on a weekly basis.

Risk Types

There are seven major risk types identified by the Corporation:

•	Credit risk is the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract with the Corporation or otherwise fail to perform as agreed.

•	Liquidity risk is the risk of loss arising from an institution’s inability to meet its obligations when they come due without incurring unacceptable losses.

•	Market risk is the risk that changes in future market rates or prices will make the Corporation’s positions less valuable.

•	Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events.

•	Reputation risk is the risk to earnings or capital arising from negative public opinion. This affects the institution’s ability to establish new relationships or services, or continue servicing existing relationships.

•	Strategic risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions.

•	Compliance risk is the risk to earnings or capital arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, or ethical standards.

     Additionally, as a result of the acquisition of Zurich Life, the Corporation assumed risk associated with insurance policy and claims reserves, which represent liabilities for insurance and annuity benefits expected to be paid. Such benefits are estimated based on a number of assumptions including mortality, morbidity, persistency and interest rates, and other assumptions based on the Corporation’s experience.
     Additional detail on Credit, Liquidity, Market and Operational risk management follows:

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
     Management proactively manages the risk/reward relationship of each portfolio to achieve profitability targets and required rates of return on investment. The Corporation uses credit derivatives (primarily single name credit default swaps) and short bond positions, as protection against deterioration of credit quality on commercial loans and loan commitments.

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
     Expected loss calculations and related stress tests are used as a basis for evaluating allowance for credit losses adequacy. Unexpected loss calculations are used as a basis for calculating economic capital, which is a management tool used to allocate capital to each line of business for internal management purposes. Expected and unexpected loss calculations are made at the facility and portfolio levels, and are used as a basis for pricing to ensure appropriate risk/reward balance.
     The Corporation employs several methodologies for estimating expected and unexpected losses. Methodologies are determined based on a number of factors, including type of asset (e.g., consumer installment versus commercial loan), risk measurement parameters (e.g., delinquency status and credit bureau score versus commercial risk rating), and risk management and collection processes (e.g., retail collection center versus centrally managed workout units). Risk measurement is primarily based on two methodologies: risk-rated exposure and credit-scored exposure.

Risk-Rated Exposure

For portfolios that are risk-rated (generally commercial), expected and unexpected loss calculations are based on estimates of probability of default and loss given default. Probability of default is the one-year expected default calculated on an obligor basis. Loss given default is an estimate of losses that are based on collateral and structural support for each credit facility. The Corporation uses a 20-point obligor risk rating scale, which estimates the probability of default and an 8-point facility based scale, which estimates the loss given default. Calculations and assumptions are based on management information systems and methodologies that are under continual review.
     Risk ratings are reviewed on an ongoing basis by corporate risk management and revised, if needed, to reflect the borrowers’ current risk profile and the related collateral and structural position. The lower categories of credit risk are equivalent to the four bank regulatory classifications: Special Mention, Substandard, Doubtful and Loss.

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

BANK ONE 2003 ANNUAL REPORT 55

Risk Monitoring

The Executive Risk Committee has developed policies to manage the level and composition of risk in its portfolio, and reviews the Corporation’s performance relative to those policies.
     The line of business risk committees have developed policies that focus on origination, portfolio management and managed assets-related activities. The policy framework establishes approval authorities and related processes, risk rating methodologies, portfolio review parameters and management of problem loans. The objective of the credit risk management process is to quantify and manage credit risk on an aggregate portfolio basis as well as to reduce the risk of loss resulting from an individual customer default. Corporate risk management works with lending officers and line of business personnel involved in credit decision making and is involved in the implementation, refinement, and monitoring of the Corporation’s credit policies and procedures. Credit limits are approved by the Executive Risk Committee and adherence to those limits is monitored weekly.
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

     The Corporation is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets serve as a cost-effective source of funds and are a critical component of the Corporation’s liquidity management. Decisions concerning the timing and tenor of accessing these markets are based on relative costs, general market conditions, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit access to liquidity for the Corporation.
     During 2003, the Corporation issued approximately $11.7 billion in long-term debt, consisting of $4.4 billion in bank notes, $3.6 billion in FHLB advances, $2.7 billion in medium-term notes, $724 million in securitized auto loans (accounted for as a financing transaction), and $350 million in subordinated debt. During the year, approximately $9.8 billion in long-term debt matured or was called, consisting of $3.8 billion in bank notes, $2.4 billion in FHLB advances, $2.2 billion in medium-term notes, and $1.4 billion in subordinated debt. Funding was also obtained during the year from the securitization of $11.5 billion in credit card loans. The Corporation expects to continue to access these as well as a number of short-term funding sources in the future. The marginal cost of short- and long-term funding as measured against LIBOR equivalents was steady or improved slightly during the year. A further discussion of short- and long-term debt is contained in Note 15 beginning on page 96 and Note 14 beginning on page 95, respectively. Securitizations are discussed in Note 11, “Credit Card Securitizations,” beginning on page 92.
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

     During 2003, the Corporation’s ratings outlook as assigned by Moody’s Investor Services, Standard & Poor’s, and Fitch, Inc. was stable. Following the January 14, 2004, announcement of the Corporation’s merger with JPMorgan Chase, Standard & Poor’s changed the Corporation’s outlook to positive.
     The Corporation and its principal banks had the following long- and short-term debt ratings:

At December 31, 2003	Short-Term Debt			Senior Long-Term Debt

	S & P	Moody's	Fitch	S & P	Moody's	Fitch

The Corporation (parent)	A-1	P-1	F1	A	Aa3	A+
Principal banks	A-1	P-1	F1+	A+	Aa2	A+

     The Corporation’s principal insurance subsidiaries had the following financial strength ratings:

At December 31, 2003	S & P(1)	Moody's	A.M. Best(2)

Principal insurance companies	A+	A2	A

(1)	S&P rating is currently on negative outlook which indicates the potential direction of the principal insurance companies’ ratings.

(2)	A.M. Best maintained A ratings with developing implications.

56 BANK ONE 2003 ANNUAL REPORT

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

Risk Measurement and Monitoring

The Corporation has established operating guidelines around balance sheet liquidity that include required levels of liquid assets and limits on liquidity gaps. Liquidity gaps measure balance sheet cash flow mismatches and quantify certain liability maturities in excess of liquid assets.
     The Corporation monitors and manages liquidity considering both on- and off-balance sheet exposures. On-balance sheet liquidity is impacted by balance sheet growth, level and mix of customer deposits, and access to wholesale funding. In the normal course of business, the Corporation enters into certain forms of off-balance sheet transactions, including credit card securitizations, unfunded loan commitments, letters of credit and financing of customer receivable pools and other financial assets. These transactions are managed through the Corporation’s various risk management processes. For example, liquidity facilities provided to Corporation- and third party-administered specialized financing entities might require funding if the Corporation’s short-term rating were to fall to A-2 or P-2. Credit card securitizations may be subject to early amortization if certain performance measures of the issuing trust were not maintained. Other events could result in additional funding requirements for the Corporation.
     The parent company faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its banking subsidiaries. The parent company obtains funding to meet its obligations through bank and nonbank subsidiary dividends (within regulatory limitations) and through the issuance of debt and capital securities. The parent company holds liquid assets equal to at least 12 months of its upcoming debt maturities to ensure adequate liquidity is available.
     The parent company is the primary source of liquidity for a number of nonbank subsidiaries. The largest of these are subsidiaries engaged in nonbank qualified leasing, private investment, and equity derivative businesses. Several other nonbank subsidiaries generate most or all of their own liquidity. Banc One Capital Markets generates liquidity by using repurchase agreements in association with its trading assets, through short sales, and from third-party borrowing arrangements. The insurance subsidiaries (primarily Zurich Life) generate liquidity through the receipt of premium payments from customers. Asset-backed conduit assets, consolidated on the Corporation’s balance sheet as the result of FIN No. 46, are primarily funded through the issuance of commercial paper.
     On January 20, 2004, the Corporation agreed to purchase Circuit City’s private-label credit card operation. The operation includes receivables and related cash reserves of $1.8 billion.
The Corporation will receive with the purchase approximately $800 million in funding in the form of securitized receivables. The purchase is anticipated to close in the second quarter of 2004 and will be funded through operating revenues and liquidity sources held or available to the Corporation.

Risk Reporting

A combination of daily, weekly, monthly and other periodic reports provided to senior management detail the following:

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

MARKET RISK MANAGEMENT

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices and credit spreads in market risk sensitive instruments. Market risk arises in both trading and non-trading portfolios. The section on “Market Risk Management-Non-Trading Activities” on page 60 provides an overview of our approach to managing market risks arising from non-trading portfolios. In these asset and liability management activities, policies are in place to closely manage structural interest rate risk. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 24 “Fair Value of Financial Instruments” beginning on page 105.

Market Risk Management – Trading Activities

Through its trading activities, the Corporation strives to take advantage of profit opportunities due to changes in interest rates, exchange rates, equity prices, commodity prices and credit spreads. The Corporation’s trading activities are primarily customer-oriented. For example, cash instruments are bought and sold to satisfy customers’ investment needs. Derivative contracts are initially entered into to meet the risk management needs of customers. The Corporation enters into subsequent transactions to manage the level of risk in accordance with approved limits. In order to accommodate customers, an inventory of capital markets instruments is carried, and access to market liquidity is maintained by making bid-offer prices to other market makers. The Corporation may also take proprietary trading positions in various capital markets cash instruments and derivatives, and these positions are designed to profit from anticipated changes in market factors. Activity is focused in OECD (Organization for Economic Cooperation and Development) markets, with very little activity in emerging markets.
     Many trading positions are kept open for brief periods of time, often less than one day. Other positions may be held for longer periods. Trading positions are carried at estimated fair value, with realized and unrealized gains and losses included in noninterest income as trading income.

BANK ONE 2003 ANNUAL REPORT 57

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

Risk Measurement

The Corporation relies on a number of statistical and nonstatistical measurements to monitor the level of market risk arising from interest rates, foreign exchange, equities, commodities and credit spreads. The Corporation has developed policies and procedures to manage market risk in its trading activities through value-at-risk measurement, stress testing and dollar trading limits. The objective of this process is to quantify and manage market risk in order to limit single and aggregate exposures. Dollar trading limits are subject to varying levels of approval by senior line of business management, with review by corporate market risk management. For non-trading portfolios, the primary measures of market risk are earnings at risk and the economic value of equity sensitivity.

Value-At-Risk

For trading portfolios, value-at-risk measures the maximum fair value the Corporation could be reasonably expected to lose on a trading position, given a specified confidence level and time horizon. Value-at-risk limits and exposure are monitored daily for each significant trading portfolio. Value-at-risk was not calculated for credit derivatives used to hedge specific credits in the loan portfolio. However, stress testing is regularly performed for these credit derivative positions. See discussion of credit derivatives under the “Trading Derivative Instruments” section on page 71. Value-at-risk was calculated at December 31, 2003 for credit derivatives considered to be part of the trading portfolio. Value-at-risk calculations do not include the principal investments portfolio, which is carried at fair value with realized and unrealized gains and losses primarily recorded in income. However, foreign exchange exposures that arise from the principal investments portfolio are included in the value-at-risk calculations.
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
     The value-at-risk in the Corporation’s trading portfolio was as follows (excluding credit derivatives and other instruments used to hedge specific credits in the loan portfolio with a net notional amount of $3.2 billion and $7.3 billion at December 31, 2003 and 2002, respectively):

	2003

(In millions)	December 31	Average	High	Low

High Volume Capital Markets Trading Portfolios and Mortgage Pipeline (1)
Risk type:
Interest rate	$9	$8	$15	$4
Commodity price	—	—	—	—
Currency exchange rate	1	—	3	—
Equity	1	—	1	—
Diversification benefit	—	—	N/A	N/A

Total (2)	11	8	14	5

Other Trading Portfolios
Risk type:
Interest rate	7	6	7	6
Currency exchange rate	9	11	16	9

Aggregate trading portfolio market risk	$27	$25	$34	$20

58 BANK ONE 2003 ANNUAL REPORT

	2002

(In millions)	December 31	Average	High	Low

High Volume Capital Markets Trading Portfolios and Mortgage Pipeline (1)
Risk type:
Interest rate	$6	$5	$7	$3
Commodity price	—	—	2	—
Currency exchange rate	—	—	3	—
Equity	1	1	2	—
Diversification benefit	—	—	N/A	N/A

Total	7	6	8	3
Other Trading Portfolios

Risk type:
Interest rate	7	7	8	7
Currency exchange rate	—	—	—	—

Aggregate trading portfolio market risk	$14	$13	$16	$11

N/A	Not applicable

(1)	Subject to backtesting.

(2)	The total value-at-risk on any given day may be lower than the value-at-risk for individual risk types due to diversification (i.e., hedging or offsetting positions).

     Interest rate risk was the predominant type of market risk to which the Corporation was exposed during 2003. At December 31, 2003, approximately 60% of primary market risk exposures were related to interest rate risk. Currency exchange rate risk accounted for approximately 40%, of primary market risk exposures. Commodity and equity risk exposures were immaterial at year-end.
     At December 31, 2003, aggregate portfolio market risk exposures were 95% higher than those at December 31, 2002. Fifty percent of the increase in exposure is due to the inclusion of foreign exchange risk for foreign bonds and forty percent of the increase is due to the inclusion of certain credit default swap positions within the trading portfolio in the 2003 value-at-risk calculation. Five percent of the increase in exposure is due to increased trading activity within existing trading portfolios.
     Value-at-risk levels are regularly backtested to validate the model by comparing predictions with actual results. For the year ended December 31, 2003, backtesting results for the high volume capital markets portfolios and mortgage pipeline appear in the following graph:

     These backtesting results reflect only the higher volume trading portfolios that are actively managed and marked-to-market on a daily basis (i.e., the capital markets trading portfolios and the mortgage pipeline in the consumer lending business). Based on a 99% confidence interval in predicting actual profit or loss, the Corporation would expect actual profit or loss to exceed value-at-risk one day for every one hundred overnight trading days. As shown in the graph above, there were no days during 2003 where the actual loss exceeded the calculated value-at-risk. The Corporation’s value-at-risk measure provides a conservative measure of the level of market risk.

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

BANK ONE 2003 ANNUAL REPORT 59

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

Market Risk Management – Non-Trading Activities

Interest rate risk exposure in the Corporation’s core non-trading business activities, (i.e., asset/liability management (“ALM”) position), is a result of reprice, option, and basis risks associated with on-and off-balance sheet positions. Reprice risk represents timing mismatches in the Corporation’s ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. Basis risk refers to the potential for change in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds. Option risk arises from “embedded options” present in many financial instruments such as interest rate options, loan prepayment options and deposit early withdrawal options. These provide customers and investors opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Corporation’s margin performance. Embedded options are complex risk positions that are difficult to predict and offset, and are a significant component of the interest rate risk exposure for the Corporation.

Risk Identification

Interest rate risk arises through ongoing banking activities, including traditional customer lending and deposit activities and wholesale funding and portfolio actions. The Corporation identifies interest rate risk by quantifying the impact of new programs, products and strategies on overall balance sheet sensitivity.
     Responsibility for management of interest rate risk resides with treasury under the oversight of the Corporation’s ALCO. Weekly reporting details the Corporation’s exposure, tracks changes in risk and suggests risk mitigation strategies.

Risk Measurement

The ALM position is measured using earnings simulation and valuation tools. The primary risk measure employed is earnings-at-risk, which measures the sensitivity of pretax earnings to various interest rate movements as compared to a base-case scenario established using current rates. Earnings-at-risk incorporates estimates of balance sheet growth, pricing and customer behavior under each scenario analyzed. The analysis is calculated over multiple time horizons.
     In addition to earnings-at-risk analysis, management uses an economic value of equity sensitivity analysis to measure the risk in both short- and long-term positions. This involves calculating future cash flows over the life of all current assets, liabilities and off-balance sheet positions under different rate scenarios. The discounted present value of all cash flows represents the Corporation’s economic value of equity. The sensitivity of this value to shifts in the yield curve allows management to measure longer-term repricing and option risk in the portfolio.
     The measurement of interest rate risk is highly sensitive to numerous assumptions. The analysis is particularly dependent upon assumptions surrounding pricing on credit card assets and certain deposit products, and projected customer behavior under changes in market rates. Projected changes in the yields accrued on certain investment securities (related either to changes in mortgage-backed security prepayment speeds or due to principal adjustments as a result of changes in the rate of inflation) are significant assumptions as well. While the risk analysis incorporates management’s best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. Sensitivities to key assumptions are tested and reviewed to provide a range of possible outcomes.

Risk Monitoring

The Corporation has established risk measures, policy limits and internal control mechanisms (collectively referred to as the Interest Rate Risk Policy) for managing the overall ALM position, including both on- and off-balance sheet positions. Policy limits for earnings are based on immediate parallel shocks of +/-100 bp rate movements; additional limits for market value are based on the duration of equity.
     Responsibility for the management of interest rate risk resides with treasury under the oversight of ALCO. Lines of business are jointly responsible, with treasury, for monitoring and understanding their interest rate risk position. ALCO is apprised weekly of the risks associated with the ALM position, with exposures tested under multiple rate and yield curve scenarios. The Corporation balances the return potential of the ALM position against the desire to limit volatility in earnings and/or economic value.

Risk Reporting

Based on immediate parallel shocks, the Corporation’s earnings-at-risk to rising interest rates has improved. The Corporation’s 12-month pretax earnings sensitivity profile was as follows:

	Immediate Change in Rates (1)

(In millions)	+200 bp	+100 bp	-50 bp

December 31, 2003	$35	$124	$(161)

December 31, 2002	$(165)	$100	$(89)

(1)	At December 31, 2003, given the current rate environment, a -100 bp interest rate change could result in negative or near zero interest rates, as a result the -100 bp change has not been included. At December 31, 2002, a -100 bp change in rates resulted in a 12-month pretax earnings sensitivity of ($177) million.

     The earnings-at-risk profile at December 31, 2003 includes transactions not yet completed but approved by ALCO. Excluding these transactions, the benefit to a +100 and +200 bp shock increases by $32 and $84 million, respectively. The risk to a -50 bp shock increases by $10 million. The change in earnings-at-risk over the year largely reflects management’s decision to maintain a defensive balance sheet biased towards an increase in interest rates and positioned to take advantage of improved investment opportunities when rates rise.
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
     Rates as represented by implied forward rates (or the market’s expectations for rates as embedded in the current yield curve)

60 BANK ONE 2003 ANNUAL REPORT

provide an important benchmark in the evaluation of balance sheet management strategies and the overall risk posture. The market’s view of rates is embedded in the price of all financial instruments. Strategies to modify risk are therefore evaluated based on a comparison of management’s and the market’s expectations about the degree and timing of the expected rate movement. Implied rates suggest a 100 bp increase in short-term interest rates by the end of 2004. This rate scenario would result in a modest improvement in the earnings of the Corporation.
     The Corporation generally benefits if rates increase earlier or more than expected under the implied forwards or if the general level of rate increase is sudden and severe, given actions taken over the year to minimize increases in funding costs relative to assets repricings. The Corporation would be negatively impacted by sudden rate increases accompanied by a flattening yield curve that would diminish the benefit of term asset repricing. Conversely, steeper yield curves typically benefit earnings, particularly when the increase in long-term rates is not accompanied by increasing short-term rates. Falling long-term rates negatively impact earnings and can also expose the Corporation to additional option risk. The Corporation’s basis risk is largely the result of corporate and consumer demand for prime-based loan products due to the use of other than prime-based funding. Increases in the prime rate relative to bank funding costs will result in increased earnings.

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
     The Corporation operates in many different businesses in diverse markets and places reliance on the ability of its employees and systems to process a high number of transactions. In the event of a breakdown in the internal control systems, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation. The Corporation’s framework for managing operational risk establishes a foundation on which to comprehensively and effectively identify, measure, mitigate, monitor and report operational risks. During 2003, management of operational risk began implementing a common framework with consistent standards and practices across all lines of business and functional areas. Accordingly, the risk identification, measurement, monitoring and reporting processes are evolving to support this consistent framework for the management of operational risks.

Risk Identification

Risk identification is the recognition of the operational risk events that management believes may give rise to either direct or indirect operational loss.
     Beginning in 2003, risks are being identified in such a way that they can be aggregated to facilitate both line of business and an aggregate review of operational risks. Loss events are being aggregated into categories in a manner consistent with the defin-
ition of operational risk. Risks in key business processes are being identified through a business-owned risk-control self-assessment and key risk indicator process. A risk control self-assessment is a disciplined process for identifying and prioritizing the operational risks that may prevent the fulfillment of business objectives. The process allows the business units to self-identify their risks and rate the effectiveness of their control environment and, as required, determine action plans for improving the quality of internal controls. Key risk indicators, or metrics, are being aligned with the major risks identified to allow monitoring of risk levels in the Corporation’s key business processes.

Risk Measurement

Operational risk measurement is both quantitative, based on numerical or mathematical approaches to representing and quantifying the level of risk, and qualitative, based on more subjective assessments of risk. Quantitative risk measures include analysis of actual internal operational losses. Such losses have included the effects of operational errors that the Corporation has discovered and taken as charges in the income statement. Qualitative risk measures include risk control self-assessment ratings and key performance indicators designed to monitor risk levels in business processes.

Risk Monitoring

While there can be no assurance the Corporation will not suffer operational losses in the future, management continually monitors and improves its internal controls, systems and corporate-wide processes and procedures. Furthermore, management believes the streamlining of the organization through systems integration and policies enacted to push down reporting accountabilities further in the organization, have improved the Corporation’s ability to identify and limit operational risk.
     Beginning in 2003, operational risk levels are being monitored through a combination of loss event data, risk control self-assessment results and key risk indicators for higher risk areas. Data for loss events exceeding a minimum threshold are being enriched to establish the loss event’s root cause, loss type and loss effect. In addition, large losses and totals for smaller losses are being monitored. Commencing in the first quarter of 2004, results of the risk control self-assessment are being reviewed quarterly for trends in risk severity, especially perceived deterioration on control environment effectiveness. Key risk indicators are being monitored against thresholds based on expected levels of the metrics, with exceptions escalated appropriately. Operational risk levels are being monitored consistently across the Corporation’s lines of business and support areas through a combination of loss event data, risk control self-assessment results and key risk indicators. The elements of the Corporation’s operational risk management framework, including loss data and risk-control self-assessment, will be independently validated on a go-forward basis by the internal audit department.

Risk Reporting

Operational risk management reports provide timely and accurate information to line of business and senior management about actual operational loss levels and risk-control self-assessment results. Beginning in 2003, these reports have been designed to manage operational risk at appropriate levels within each line of business, while providing issue escalation and consistent data aggregated across the Corporation’s business and support areas.

BANK ONE 2003 ANNUAL REPORT 61

CREDIT PORTFOLIO COMPOSITION

Selected Statistical Information

The significant components of credit risk and the related ratios were as follows:

At and for the year ended December 31,	2003	2002	2001	2000	1999

(Dollars in millions)
Loans (1)	$138,147	$148,125	$156,733	$174,251	$163,877
Average loans	143,722	150,805	167,054	171,768	156,855
Nonperforming loans (2)	2,200	3,276	3,551	2,475	1,559
Other, including other real estate owned	195	251	137	98	106

Nonperforming assets	2,395	3,527	3,688	2,573	1,665
Allowance for loan losses (1)	3,472	3,923	3,975	3,636	1,943
Allowance for credit losses (1)	3,962	4,525	4,528	4,110	2,285
Net charge-offs	2,608	2,465	2,288	1,391	1,206
Nonperforming assets to related assets (3)	1.73%	2.38%	2.35%	1.48%	1.02%
Allowance for loan losses to period end loans (1)	2.75	2.78	2.61	2.14	1.21
Allowance for loan losses to nonperforming loans (2)	178	121	112	147	125
Allowance for credit losses to period end loans (1)	3.14	3.20	2.97	2.42	1.42
Allowance for credit losses to nonperforming loans (2)	203	139	128	166	147
Net charge-offs to average loans (4)	1.82	1.63	1.37	0.81	0.77
Allowance for loan losses to net charge-offs	133	159	174	261	161

(1)	Includes loans held for sale of $12.0 billion, $6.9 billion, $4.2 billion, $4.2 billion and $3.3 billion at December 31, 2003, 2002, 2001, 2000 and 1999. These amounts are not included in allowance coverage statistics.

(2)	Includes loans held for sale of $244 million and $22 million for the years ended December 31, 2003 and 2002, respectively. There were no nonperforming loans included in loans held for sale at December 31, 2001, 2000 and 1999. These amounts are not included in allowance coverage statistics.

(3)	Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(4)	Includes net charge-offs related to held for sale credit card loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

Loan Composition

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, Card Services, IMG and Corporate. The Corporation has presented 2000 information under both the “old” and “new” compositions, but has not presented 1999 under the “new” composition as it would be impractical to reclassify that period using the new methodologies.
     The Corporation’s loan portfolios were as follows:

At December 31,	2003		2002		2001		2000

(Dollars in millions)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Retail:(1)
Small business commercial	$10,216	8%	$9,921	7%	$9,749	7%	$8,901	5%
Home equity	26,432	19	20,853	14	15,826	10	13,164	8
Vehicle	13,571	10	14,661	10	14,278	9	14,300	8
Other personal	6,016	4	6,869	4	8,069	5	10,674	6

Total Retail	56,235	41	52,304	35	47,922	31	47,039	27

Commercial Banking:
Corporate banking:
Commercial and industrial	13,213	10	17,866	12	22,268	14	N/A
Commercial real estate	8,818	6	8,321	6	8,975	6	N/A
Lease financing	4,151	3	4,358	3	4,669	3	N/A
Other	941	1	1,014	—	731	—	N/A

Total corporate banking	27,123	20	31,559	21	36,643	23	51,700	30

Middle market:
Commercial and industrial	23,675	17	26,983	18	31,116	20	N/A
Commercial real estate	1,993	1	2,318	2	3,472	2	N/A
Lease financing	820	1	1,008	1	1,053	1	N/A
Other	141	—	27	—	294	—	N/A

Total middle market	26,629	19	30,336	21	35,935	23	36,159	21

Total Commercial Banking	53,752	39	61,895	42	72,578	46	87,859	51
Card Services	12,035	9	11,581	8	6,786	4	4,744	3
Investment Management Group(1)	7,380	5	6,942	5	7,116	5	7,014	4
Corporate (1)	8,745	6	15,403	10	22,331	14	27,595	15

Total	$138,147	100%	$148,125	100%	$156,733	100%	$174,251	100%

(1)	Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

62 BANK ONE 2003 ANNUAL REPORT

     Loans held for sale, which are classified as loans, are carried at the lower of cost or fair value and totaled $12.0 billion, $6.9 billion and $4.2 billion at December 31, 2003, 2002 and 2001, respec-
tively. At December 31, 2003, loans held for sale included credit card loans of $5.6 billion and other consumer loans of $5.9 billion.
     Prior to 2001, the Corporation’s loan portfolio was divided into commercial, consumer and credit card loan categories as follows:

At December 31,	2000		1999

(Dollars in millions)	Amount	Percent	Amount	Percent

Commercial:
Domestic:
Commercial	$65,270	38%	$59,070	36%
Real estate:
Construction	5,757	3	5,836	4
Other	16,778	10	18,817	11
Lease financing	5,818	3	5,562	3
Foreign	6,837	4	7,067	4

Total commercial	100,460	58	96,352	58
Consumer:
Residential real estate	40,596	23	32,313	20
Automotive-loans/leases	20,741	12	23,567	14
Other	7,710	4	7,608	5

Total consumer	69,047	39	63,488	39
Card Services	4,744	3	4,037	3

Total	$174,251	100%	$163,877	100%

Managed Credit Card Receivables (Non-GAAP)

For analytical purposes, the Corporation reports credit card receivables on both a reported basis and a managed basis. Reported credit card receivables include those receivables held in the portfolio or for sale and reported on the balance sheet. Managed credit card receivables include reported credit card receivables, receivables sold to investors through securitization and retained interests (see page 73 for discussion of “Loan Securitizations”).
     The following table shows the average credit card receivables and the related charge-off and delinquency rates on a managed (non-GAAP) basis for the years ended:

At December 31,	2003	2002	2001

(Dollars in millions)
Average balances:
Credit card loans	$14,112	$9,899	$6,884
Credit card receivables transferred to trusts	59,720	57,969	58,563

Total average managed credit card receivables	73,832	67,868	65,447
Total managed net charge-offs (including securitizations)	$3,919	$3,632	$3,823

Net charge-offs/average total receivables	5.31%	5.35%	5.84%
Card Services delinquency rate at period-end
30+ days	3.90	4.02	4.46
90+ days	1.85	1.80	1.93

     The decrease in the managed net charge-off rate to 5.31% in 2003 from 5.35% in 2002 reflected management’s continued emphasis on prudent credit risk management including disciplined underwriting and account management practices targeted to the prime and super prime credit sectors. Credit risk management tools used to manage the level and volatility of losses for credit card accounts have been continually updated, and, where appropriate, these tools were adjusted to reduce credit risk. The managed credit card portfolio continues to reflect a well-seasoned portfolio that has good national geographic diversification.
     Future charge-offs in the credit card portfolio and overall credit quality are subject to uncertainties, which may cause actual results to differ from current and historic performance. This could include the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix, among other things. While current economic and credit data suggests that consumer credit quality will not significantly deteriorate, significant deterioration in the general economy could materially change these expectations.

BANK ONE 2003 ANNUAL REPORT 63

Retail

The Retail loan portfolio primarily consists of loans secured by real estate as well as vehicle loans, and provides broad diversification of risk from both a product and geographic perspective. Average loan balances for 2003 were $54 billion. The Corporation continues to effectively enhance the composition of loans in the portfolio by emphasizing loans to prime credit quality prospects. New loans originated in 2003 on average reflect higher credit quality consistent with management’s focus on the prime credit market segment. The net charge-off rate for Retail loans in 2003 was 0.94%, a decrease of 7 bps from 1.01% in 2002.
     Future Retail portfolio charge-offs and credit quality are subject to uncertainties which may cause actual results to differ from current anticipated performance, including the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix, among other things.
     The Corporation proactively manages its Retail credit operation even in difficult economic conditions. Ongoing efforts include continual review and enhancement of credit underwriting criteria and refinement of pricing and risk management models.

Corporate Non-Core Portfolios

Included in the Corporate line of business were non-core portfolio loans of $8.6 billion at December 31, 2003, compared to $15.3 billion at December 31, 2002. The decrease from the prior period reflects the continued runoff of the portfolio as well as the $652 million charge-off taken when $4.1 billion of home equity loans were transferred to held for sale.

Commercial Banking

Commercial Banking loans decreased by $8.1 billion, or 13%, between December 31, 2002, and December 31, 2003, due to both tightened credit standards and relatively weak demand for financing. Nonperforming Commercial Banking loans decreased by $838 million, or 45%, to $1.0 billion at December 31, 2003, as compared to $1.9 billion at December 31, 2002, due to significant credit quality improvement in both corporate banking and middle market. Commercial Banking’s net charge-offs in 2003 were $398 million, or 0.70% of average loans, compared with $994 million of net charge-offs, or 1.51% of average loans, in 2002.
     Management believes that actions taken during the past three years have led to an overall improvement in both the corporate banking and middle market credit portfolios. These actions, including deliberate reductions in the loan portfolio, are essentially complete. The Corporation remains increasingly comfortable with its ability to better control, manage and underwrite risk in a con-
sistent and disciplined manner. In spite of this improvement, future charge-offs and credit quality in the Commercial Banking portfolio are subject to uncertainties that may cause actual results to differ from historical experience or forecasted results, including the state of the economy and its impact on individual industries, commercial real estate values, interest rate movements and portfolio mix, among other things.

Commercial and Industrial Loans

Commercial and industrial loans represent commercial loans other than commercial real estate. At December 31, 2003, commercial and industrial loans totaled $36.9 billion, which represented 69% of the Commercial Banking portfolio.
     The more significant industry concentrations of the Commercial Banking commercial and industrial portfolio were as follows:

At December 31, 2003

(Dollars in millions)	Outstanding	Percent(1)

Motor vehicles and parts/auto related	$3,798	10.3%
Wholesale trade	3,048	8.3
Oil and gas	2,518	6.8
Government and not-for-profit	2,170	5.9
Business finance and leasing	2,058	5.6
Other (2)	23,296	63.1

Total	$36,888	100%

(1)	Total outstanding by industry concentration as a percentage of total commercial and industrial loans.

(2)	Includes 35 industry concentrations.

Commercial Real Estate

Commercial real estate loans represent credit extended for real estate-related purposes to borrowers or counterparties who are primarily in the real estate development or investment business and for which the primary source of repayment of the loan is from the sale, lease, rental, management, operations or refinancing of the property. At December 31, 2003, commercial real estate loans totaled $10.8 billion, which represented 20% of the Commercial Banking portfolio.
     Commercial real estate lending is conducted in several lines of business with the majority of these loans originated by corporate banking primarily through its specialized National Commercial Real Estate Group. This group’s focus is lending to targeted regional and national real estate developers and home-builders. As of December 31, 2003, National Commercial Real Estate Group’s loan outstandings totaled $8.8 billion or 82% of the commercial real estate portfolio.

64 BANK ONE 2003 ANNUAL REPORT

     The commercial real estate loan portfolio by both collateral location and property type was as follows:

At December 31, 2003	Outstanding

(Dollars in millions)		Percent of
By Collateral Location:	Amount	Portfolio

California	$1,170	11%
Illinois	903	8
Michigan	895	8
Texas	888	8
Ohio	745	7
Arizona	625	6
Kentucky	331	3
Louisiana	324	3
Indiana	295	3
Colorado	276	3
Other areas	1,408	13
Unsecured	1,843	17
Secured by other than commercial real estate	1,108	10

Total	$10,811	100%

		Percent of
By Property Type:	Amount	Portfolio

Office	$1,879	17%
Retail	1,755	16
Apartment	1,627	15
Single family residential development	1,428	13
Industrial/warehouse	1,258	12
Residential lots	570	5
Hotels	404	4
Other commercial income producing	1,727	16
Other residential developments	163	2

Total	$10,811	100%

ASSET QUALITY

Nonperforming Assets

The Corporation places loans on nonaccrual status as follows:

•	Retail consumer loans are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due. Accrued but uncollected interest and fee income are reversed and charged against interest income when the consumer loan is placed on nonaccrual status. Subsequent cash collections are recognized as interest income unless the consumer loan is subsequently charged-off, in which case cash collections are recognized as recoveries.

•	Commercial Banking and Retail small business commercial loans are placed on nonaccrual status when the collection of contractual principal or interest is deemed doubtful, or it becomes 90 days or more past due and is not both well-secured and in the process of collection. Accrued but uncollected interest and fee income are reversed and charged against interest income when placed on nonaccrual status. Cash interest payments received are recognized either as interest income or as a reduction of principal when collection of principal is doubtful. The loan is returned to accrual status only when all of the principal and interest amounts contractually due are reasonably assured within a reasonable time frame and when the borrower has demonstrated payment performance.

•	Credit card receivables are not placed on nonaccrual status. However, a reserve is established for the amount of accrued finance charges and fees which are deemed uncollectible.

     The Corporation’s nonperforming assets were as follows:

At December 31,	2003	2002	2001	2000

(Dollars in millions)
Nonperforming Loans:
Retail (1)	$540	$535	$596	$484
Commercial Banking:
Corporate banking	321	873	1,154	1,065
Middle market banking	715	1,001	973	459

Total Commercial Banking	1,036	1,874	2,127	1,524
Investment Management Group (1)	42	71	42	40
Corporate (1)	582	796	786	427

Total nonperforming loans (2) (3)	2,200	3,276	3,551	2,475
Other, including other real estate owned	195	251	137	98

Total nonperforming assets	$2,395	$3,527	$3,688	$2,573

Nonperforming assets to related assets (4)	1.73%	2.38%	2.35%	1.48%
Loans 90-days or more past due and accruing interest:
Card Services	$186	$160	$96	$57
Other	—	1	1	5

Total	$186	$161	$97	$62

(1)	Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2)	Nonperforming loans at December 31, 2003 and 2002 include $244 million and $22 million of loans held for sale, respectively. There were no nonperforming loans included in held for sale at December 31, 2001 or 2000.

(3)	The amount of interest on nonperforming loans that was contractually due in 2003 totaled $175 million. Of this amount, $69 million was recognized in interest income in 2003.

(4)	Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

BANK ONE 2003 ANNUAL REPORT 65

     The Corporation has established processes for identifying potential problem areas of the portfolio, and will continue to monitor and manage potential risks. Concern remains for the impact of elevated consumer bankruptcies on the loan portfolio. Additionally, the likelihood of higher rates and the potential effect on borrower debt service burdens could also impact consumer loan performance.
     Credit quality improved in 2003 as nonperforming assets declined $1.1 billion from the prior year, driven primarily by an $838 million decline in Commercial Banking nonperforming loans. This decline was comprised of a $552 million decline in corporate banking and a $286 million decline in middle market. The decline in Commercial Banking was a result of both an improving economic environment and risk management actions, including loan sales and management of individual credits, which has led to pay-offs, pay-downs and restructurings.
     Nonperforming loans within Retail at December 31, 2003, were $540 million, an increase of $5 million. This increase was primarily driven by increases in small business commercial loans partially offset by decreases in residential real estate and vehicle loans. Overall residential real estate nonperforming loans continue to improve as foreclosure inventories continue to decline. Home equity loans are written down to net realizable value once a loan reaches 120 days delinquency. However, due to the time necessary to complete foreclosure and acquire title, real estate loans remain in nonperforming status for an extended period. Corporate line of business nonperforming loans at December 31, 2003 totaled $582 million. This included $580 million of non-performing loans from the non-core portfolios.

Charge-Offs

The Corporation records charge-offs as follows:

•	Commercial loans are charged-off in the reporting period in which either an event occurs that confirms the existence of a loss or it is determined that a loan or a portion of a loan is uncollectible.

•	A credit card loan is charged-off in the month it becomes contractually 180 days past due and remains unpaid at the end of that month, or 60 days after notification of bankruptcy or death. Interest on credit card loans is accrued until the loan is charged-off. The Corporation maintains a reserve for the portion of interest and fees that it deems uncollectible. At the time of charge-off, accrued but uncollected interest and fees are charged against this reserve. Subsequent cash collections are recorded as recoveries. Beginning in 2003, recoveries of previously charged-off interest and fees are recorded as interest income.

•	Consumer loans, excluding credit card, are generally charged-off following a delinquency period of 120 days, or within 60 days for unsecured Retail loans after receipt of notification in cases of bankruptcy. Closed-end consumer loans, such as auto loans and leases and home mortgage loans, are typically written down to the extent of loss after considering the net realizable value of the collateral.

     The timing and amount of the charge-off on consumer loans will depend on the type of loan, giving consideration to available collateral, as well as the circumstances giving rise to the delinquency. The Corporation adheres to uniform guidelines published by the Federal Financial Institutions Examination Council in charging off consumer loans.

     The Corporation’s net charge-offs were as follows:

For the Year Ended
December 31,	2003				2002			2001

	Net		Net		Net		Net	Net		Net
	charge-	Average	charge-		charge-	Average	charge-	charge-	Average	charge-
(Dollars in millions)	offs	balance	off rate		offs	balance	off rate	offs	balance	off rate

Retail (1)	$507	$53,969	0.94%		$494	$49,131	1.01%	$399	$47,671	0.84%
Commercial Banking:
Corporate banking	228	28,536	0.80		639	32,973	1.94	638	43,495	1.47
Middle market banking	170	28,119	0.60		355	32,996	1.08	404	36,810	1.09

Total Commercial Banking	398	56,655	0.70		994	65,969	1.51	1,042	80,305	1.30
Card Services	707	14,112	5.03	(2)	514	9,899	5.19	392	6,884	5.69
Investment Management Group (1)	12	6,809	0.18	(2)	20	6,969	0.29	34	6,952	0.49
Corporate (1)	984	12,177	8.08		443	18,838	2.35	421	25,242	1.67

Total	$2,608	$143,722	1.82%		$2,465	$150,806	1.63%	$2,288	$167,054	1.37%

(1)	Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2)	Includes net charge-offs related to held for sale loans of $3 million for the year ended December 31, 2003, which are recorded in noninterest income.

66 BANK ONE 2003 ANNUAL REPORT

     Net charge-offs increased 6% during 2003 to $2.6 billion from the prior year reflecting increases in consumer and credit card charge-offs. The net charge-off rate increased to 1.82% in 2003 versus 1.63% in 2002, primarily due to the $652 million charge-off on the non-core portfolios transferred to held for sale.
     Retail net charge-offs for 2003 totaled $507 million, up from $494 million in 2002. Factors that contributed to these increased losses included increased consumer bankruptcies, losses related to write-downs on nonrelationship portfolios and general growth in the portfolio. The net charge-off rate for Retail loans in 2003, however, was 0.94%, a decrease from the 2002 rate of 1.01%.
     Commercial net charge-offs totaled $398 million compared with $994 million in 2002. This reduction reflected improving credit quality in both of the Commercial portfolios. Corporate banking net charge-offs were $228 million and $639 million in 2003 and 2002, respectively. Middle market net charge-offs were $170 million and $355 million in 2003 and 2002, respectively. The decrease in net charge-offs was the result of both an improving economic environment and the continuing impact of risk management actions.
     Card Services net charge-offs for 2003 totaled $707 million, up $193 million primarily as a result of growth in the portfolio.
     Corporate net charge-offs for 2003 totaled $984 million up from $443 million. The increase was primarily related to $652 million of write-downs taken on the home equity loans transferred to held for sale in the non-core portfolio.

Loan Sales

A summary of the Corporation’s Commercial Banking loan sales, excluding syndications and syndication-related activity and trade finance transactions follows:

For the Year Ended December 31,	2003	2002

(In millions)
Loans sold and loans transferred to loans held for sale: (1)
Nonperforming loans	$271	$469
Other loans with credit related losses	663	415
Other loans	223	713

Total	$1,157	$1,597

Impact of sales, transfers to loans held for sale and valuation adjustments on held for sale:
Charge-offs on loans sold and transferred to held for sale:
Nonperforming loans	$36	$92
Other loans with credit related losses	48	42

Total charge-offs to allowance	84	134
(Gains) losses on loans sold and held for sale	(81)	35

Total	$3	$169

(1)	December 31, 2003 data includes loans reclassified to loans held for sale that are not yet sold of approximately $3 million and $541 million in non-performing loans and other loans, respectively.
     The Corporation sells Commercial Banking loans in the normal course of its business activities as one alternative to manage credit risk. These loans are subject to the Corporation’s overall risk management practices. When a loan is sold or transferred to held for sale, the gain or loss is evaluated to determine whether it resulted from credit deterioration or other conditions. Based on this evaluation, losses resulting from credit deterioration are recorded as charge-offs. Losses or gains deemed to be from other than credit deterioration are recorded as losses or gains on sale in noninterest income. Subsequent writedowns in fair value on loans held for sale are reflected in other noninterest income.
     During 2003, home equity loans totaling $4.1 billion were transferred to held for sale and written down to reflect estimated market value. See “Non-Core Portfolios” on page 52.
     Loans classified as held for sale are carried at the lower of cost or market value. Accordingly, these loans are no longer included in the evaluation of the adequacy of the allowance for credit losses.

ALLOWANCE FOR LOAN AND CREDIT LOSSES

The allowance for credit losses is maintained at a level that in management’s judgment is adequate to provide for estimated probable credit losses inherent in various on- and off-balance sheet financial instruments. This process includes deriving expected loss estimates that are based on historical loss ratios, portfolio stress testing and management’s judgment. The allowance for credit losses is based on ranges of estimates and is intended to be adequate but not excessive. Each quarter, an allowance for credit losses level is estimated by each line of business and reviewed by corporate risk management and senior management. The allowance for credit losses also includes provisions for losses on loans considered impaired and measured pursuant to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” (see Note 10 “Loans” on beginning page 91). Securitized loans and loans held for sale, including credit card receivables, are not subject to this process.
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
     During 2003, the reserves related to unfunded commitments and standby letters of credit were reclassified from the allowance for loan losses to other liabilities. All prior periods have been reclassified.

BANK ONE 2003 ANNUAL REPORT 67

     The changes in the Corporation’s allowance for loan losses were as follows:

For the Year Ended December 31,	2003		2002	2001	2000

(In millions)
Balance, beginning of year	$3,923		$3,975	$3,636	$1,943
Charge-offs:
Retail:(1)
Small business commercial	81		93	92	66
Home equity	142		105	68	38
Vehicle	271		288	227	224
Other personal	137		130	144	127

Total Retail	631		616	531	455

Commercial Banking:
Corporate banking:
Commercial and industrial	243		541	689	N/A
Commercial real estate	16		35	15	N/A
Lease financing	57		135	16	N/A

Total corporate banking	316		711	720	469
Middle market:
Commercial and industrial	257		377	418	N/A
Commercial real estate	13		21	8	N/A
Lease financing	9		30	36	N/A

Total middle market	279		428	462	157

Total Commercial Banking	595		1,139	1,182	626
Card Services	785		565	415	261
Investment Management Group (1)	26		29	42	N/A
Corporate (1)	1,026	(3)	480	460	N/A

Total charge-offs	3,063		2,829	2,630	1,667
Recoveries:
Retail:(1)
Small business commercial	23		20	22	22
Home equity	18		16	14	10
Vehicle	55		60	67	67
Other personal	28		26	29	35

Total Retail	124		122	132	134

Commercial Banking:
Corporate banking:
Commercial and industrial	80		66	74	N/A
Commercial real estate	6		6	8	N/A
Lease financing	2		—	—	N/A

Total corporate banking	88		72	82	36
Middle market:
Commercial and industrial	103		65	49	N/A
Commercial real estate	2		4	1	N/A
Lease financing	4		4	8	N/A

Total middle market	109		73	58	28

Total Commercial Banking	197		145	140	64
Card Services	78		51	23	14
Investment Management Group (1)	14		9	8	N/A
Corporate (1)	42		37	39	N/A

Total recoveries	455		364	342	276

Net charge-offs:
Retail (1)	507		494	399	321
Commercial Banking	398		994	1,042	562
Card Services	707		514	392	247
Investment Management Group (1)	12		20	34	N/A
Corporate (1)	984		443	421	N/A

Total net charge-offs	2,608		2,465	2,288	1,391

Provision for loan losses	2,157		2,438	2,431	3,266
Transfers (2)	—		(25)	196	(182)

Balance, end of year	$3,472		$3,923	$3,975	$3,636

N/A	Not available

(1)	Prior period amounts have been reclassified for the transfer of the non-core portfolios and the community development business from the Retail line of business and corporate trust from the Investment Management Group line of business to the Corporate line of business.

(2)	Transfers to the allowance for loan losses in 2001 primarily represent the addition of the Wachovia credit card portfolio. Transfers from the allowance for loan losses for 2000 primarily represents allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

68 BANK ONE 2003 ANNUAL REPORT

     For analytical purposes, using the previous methodology for portfolio segmentation, summarized below are the changes in the allowance for loan losses:

For the Year Ended December 31,	2000	1999

(In millions)
Balance, beginning of year	$1,943	$1,929
Charge-offs:
Commercial:
Domestic:
Commercial	618	325
Real estate:
Construction	8	5
Other	11	27
Lease financing	7	12
Foreign	64	41

Total commercial	708	410
Consumer:
Residential real estate	230	189
Automotive:
Loans	215	256
Leases	91	87
Other	162	203

Total consumer	698	735
Card Services	261	386

Total charge-offs	1,667	1,531
Recoveries:
Commercial:
Domestic:
Commercial	98	70
Real estate:
Construction	1	6
Other	4	25
Lease financing	1	2
Foreign	7	1

Total commercial	111	104
Consumer:
Residential real estate	17	12
Automotive:
Loans	69	82
Leases	21	23
Other	44	60

Total consumer	151	177
Card Services	14	44

Total recoveries	276	325
Net charge-offs:
Commercial	597	306
Consumer	547	558
Card Services	247	342

Total net charge-off	1,391	1,206

Provision for loan losses	3,266	1,249
Transfers (1)	(182)	(29)

Balance, end of year	$3,636	$1,943

(1)	Transfers from the allowance for loan losses primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

BANK ONE 2003 ANNUAL REPORT 69

Composition of Allowance for Loan Losses

While the allowance for loan losses is available to absorb credit losses in the entire funded portfolio, allocations of the allowance for loan losses by line of business were as follows:

At December 31,	2003		2002		2001		2000

(Dollars in millions)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Retail	$677	20%	$679	17%	$681	17%	$434	12%
Commercial Banking:
Corporate banking	1,012	29	1,331	34	1,367	34	1,408	39
Middle market	1,149	33	1,138	29	1,159	29	1,172	32

Total Commercial Banking	2,161	62	2,469	63	2,526	63	2,580	71
Card Services	446	13	396	10	396	10	197	5
Investment Management Group	40	1	40	1	25	1	22	1
Corporate	148	4	339	9	347	9	403	11

Total	$3,472	100%	$3,923	100%	$3,975	100%	$3,636	100%

     For analytical purposes using the previous methodology for portfolio segmentation, an allocation of the allowance for loan losses by loan type follows:

At December 31,	2000		1999

(Dollars in millions)	Amount	Percent	Amount	Percent

Commercial(1)	$2,725	75%	$630	32%
Consumer	714	20	486	25
Card Services	197	5	148	8
Unallocated	—	—	679	35

Total	$3,636	100%	$1,943	100%

(1)	Includes allowance related to Business and Community Banking loans, which are included in the Retail business segment results.

Components of Allowance for Credit Losses

The Corporation determines the allowance for credit loss levels based on the probable losses in the credit portfolios. Several methodologies are employed for estimating probable losses. A detailed discussion of the process is presented beginning on page 55.
     The allowance for credit losses of $4.0 billion is comprised of an allowance for loan losses of $3.5 billion and a reserve for unfunded commitments and standby letters of credit of $490 million.
     The table below presents the components of the probable loss estimate of the allowance for loan losses:

At December 31,	2003	2002

(In millions)
Asset-specific	$305	$551
Expected loss	1,793	2,425
Stress	1,374	947

Total components(1)	$3,472	$3,923

(1)	The underlying assumptions, estimates and assessments made by management to determine the components of the allowance for loan losses are continually evaluated by management and updated to reflect management’s judgments regarding economic conditions and various relevant factors impacting credit quality and inherent losses.
     The December 31, 2003 allowance for loan losses decreased $451 million from the prior year. The decrease is primarily due to continued improvements in credit quality, a decrease in period-end loans and the transfer of $4.1 billion of home equity loans to held for sale. Loans classified as held for sale are carried at lower of cost or market value and are no longer included in the evaluation of the adequacy of the allowance for loan losses.
      The allowance for loan losses at December 31, 2003 represented 2.75% of period-end loans and 178% of nonperforming loans, compared to 2.78% and 121%, respectively, at December 31, 2002.
     The asset-specific and expected loss components of the allowance for loan losses decreased $878 million while the stress component of the allowance for loan losses increased $427 million. The decrease in the asset-specific and expected loss components is primarily due to continued improvements in credit quality resulting in higher risk-rated credits, the decrease in total loans and the $652 million charge-off taken when $4.1 billion of home equity loans were transferred to held for sale.
     The stress component represents management’s estimate of probable loss inherent in the portfolio from the overall economic environment. The increase in the stress component reflects management’s concern over the impact of the competitive environment on recent originations and continued uncertainty existing in the economic and geopolitical environment.
     The reserve for credit losses related to unfunded commitments and standby letters of credit was $490 million and $602 million at December 31, 2003 and December 31, 2002, respectively. The reserve, which is determined using expected loss estimates and funding levels, and portfolio stress testing assumptions, decreased from the prior year due to changes in these expectations.

Portfolio Stress-Tests

Stress testing is performed on all significant portfolios to simulate the effect of economic deterioration on credit performance. Stress

70 BANK ONE 2003 ANNUAL REPORT

testing the portfolios provides management with a range of loss estimates that incorporates the Corporation’s historical loss experience and the reserve impact of events that have occurred, but that have not been reflected in either the historical expected loss factors or the currently assigned risk ratings.
     Stress testing of the commercial portfolio is accomplished using a framework developed to test expected default factors and loss given default estimates and to test the effect of downgrades to exposures in identified high-risk industries. This process includes: establishing a base case scenario using three alternative market probability sets and an estimated loss given default probability to measure the impact on reserves; determining the effect of applying a higher loss given default probability to the base case to take into consideration the variability of historical loss rates over the business cycle; and estimating trend-based reserves in high-risk industries that may not be fully reflected in the historically based loss factors, using market-based tools and information.
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

Trading Derivative Instruments

Derivative financial instruments used in trading activities include swaps, forwards, futures, options, and other conditional or exchange contracts in the interest rate, foreign exchange, credit, equity and commodity markets. The estimated fair values are based on quoted market prices or valuation models using current market information. Realized and unrealized gains and losses, including any interest income or expense on derivative instruments, are recorded in noninterest income as trading gains (losses).
     The Corporation uses credit derivatives (primarily single name credit default swaps) and short bond positions as protection against the deterioration of credit quality on commercial loans and loan commitments and, to a lesser extent, in the Corporation’s trading activities. The change in fair value of credit derivative instruments is included in trading results in the Corporation’s financial statements, while any credit assessment change in the underlying credit exposure is reflected in the allowance for credit losses. At December 31, 2003, the net notional amount of credit derivatives economically hedging commercial credit exposure totaled $3.2 billion, and the related trading loss was $283 million for the year ended 2003.

Asset and Liability Management
Hedging Derivative Instruments

Derivatives are an integral component of the Corporation’s ALM activities and associated management of interest rate risk. In general, the assets and liabilities generated through the ordinary course of business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Using derivative instruments, principally plain vanilla interest rate swaps (ALM swaps), interest rate sensitivity is adjusted to maintain the desired interest rate risk profile. Interest rate swaps, used to adjust the interest rate sensitivity of certain interest-bearing assets and liabilities, will not need to be replaced at maturity since the corresponding asset or liability will mature along with the interest rate swap.
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

Fair Value Hedges

Fair value hedges primarily represent hedges of fixed rate interest-bearing instruments. The change in fair value of both the hedging derivative and hedged item is recorded in current earnings. If a hedge is de-designated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument that has not been sold or extinguished).

BANK ONE 2003 ANNUAL REPORT 71

Cash Flow Hedges

Cash flow hedges primarily represent hedges of variable rate interest-bearing instruments. The effective portion of the change in fair value of the hedging derivative is recorded in accumulated other adjustments to stockholders’ equity (“AOASE”), which is reclassified into earnings in a manner consistent with the earnings pattern of the underlying hedged instrument or transaction. At December 31, 2003, the total amount of such reclassification into earnings over the next twelve months would be a decrease in net interest income of $224 million after-tax ($351 million pre-tax). This decrease, along with the contractual interest on the underlying variable rate debt, achieves the overall intended result of converting the variable rate to a specified fixed rate and is included in the Corporation’s analysis of interest rate exposure. These projections involve the use of currently forecasted interest rates over the next twelve months. These rates, and the resulting reclassification into earnings, are subject to change. The maximum length of time for which exposure to the variability of future cash flows for forecasted transactions is hedged is 68 months. No events occurred in 2003 that impacted earnings from the discontinuance of cash flow hedges due to the determination that a forecasted transaction is no longer likely to occur.

Financial Presentation

Interest income or expense on hedging derivatives used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the designated hedged exposures over the periods covered by the contracts. This matches the income recognition treatment of that exposure, generally assets or liabilities carried at historical cost, with interest recorded on an accrual basis. If all or part of a designated hedged position is terminated (e.g., a hedged asset is sold or prepaid), or if the amount of an anticipated transaction is likely to be less than originally expected, then the related pro-rata portion of any unrecognized gain or loss on the derivative is recognized in earnings at that time, and the related pro-rata portion of the derivative is subsequently accounted for as a trading instrument.
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
     The amount of hedge ineffectiveness recognized for cash flow and fair value hedges for the twelve months ended December 31, 2003 and 2002 was a loss of $31 million and a gain of $2 million, respectively, recognized in noninterest income. No component of a hedging derivative instrument’s gain or loss is excluded from the assessment of hedge effectiveness. The Corporation has no non-derivative instruments designated as a hedge.

Asset and Liability Management
Maturities and Rates

The net notional amounts, maturity, and weighted-average pay and receive rates for the ALM swap positions are summarized as follows:

At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total

(Dollars in millions)
Receive fixed/pay floating swaps:(1)
Notional amount	$1,700	$—	$30	$—	$3,000	$4,875	$9,605
Weighted average:
Receive rate	1.40%	—%	2.80%	—%	2.92%	4.76%	3.59%
Pay rate	1.16	—	1.17	—	1.16	1.17	1.16
Pay fixed/receive floating swaps:(1)
Notional amount	$2,970	$3,582	$2,420	$3,411	$4,084	$4,000	$20,467
Weighted average:
Receive rate	1.17%	1.16%	1.19%	1.18%	1.17%	0.99%	1.14%
Pay rate	3.67	4.12	4.02	3.86	4.12	4.10	3.99

Total notional amount(2)	$4,670	$3,582	$2,450	$3,411	$7,084	$8,875	$30,072

(1)	Variable interest rates – which generally are the one-month, three-month and six-month London interbank offered rates (“LIBOR”) in effect on the date of repricing.

(2)	Excludes $880 million notional (U.S. dollar) cross-currency swaps hedging non-U.S. dollar denominated debt.

Mortgage Banking Hedging Activity

The Corporation uses derivatives, primarily mortgage-backed security forward sale agreements, to hedge exposure to changes in interest rates in its mortgage loan origination and sale activity. Changes in fair value of mortgage loan interest rate lock commitments granted to customers, which meet the definition of a derivative and the forward sale derivative contracts used to economically hedge this exposure are recorded in other noninterest income. In contrast, fair value hedge accounting, as described above, is used to account for the derivatives entered into to hedge the 15 and 30 year closed loan warehouse that is held for sale. Changes in fair value of these derivatives and the adjustable rate closed loan warehouse are also recorded in other noninterest income.

Hedging Foreign Currency Exposure

In order to minimize the capital impact of translation gains or losses measured on an after-tax basis, the Corporation uses forward foreign exchange contracts to hedge the exposure relating to non-U.S. dollar net investments in foreign operations. The effective portion of the change in fair value of the hedging derivatives is recorded in AOASE as part of the cumulative translation adjustment. The amount of after-tax losses included in the cumulative translation adjustment during the years ended December 31, 2003 and 2002 related to hedges of the foreign currency exposures of net investments in foreign operations totaled $13 million and $9 million, respectively.
     The Corporation also uses forward foreign exchange contracts and cross-currency swaps to hedge the currency exchange rate exposure in non-U.S. dollar denominated investments and

72 BANK ONE 2003 ANNUAL REPORT

long-term debt. These transactions may be designated as either fair value or cash flow hedges, as described above.

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
     The impact of these master netting agreements is as follows:

At December 31,	2003	2002

(In millions)
Gross replacement cost	$23,436	$22,066
Less: Adjustment due to master netting agreements	18,228	17,793

Balance sheet credit exposure	$5,208	$4,273

LOAN SECURITIZATIONS AND
OFF-BALANCE SHEET ACTIVITIES

Loan Securitizations

The Corporation transforms loans into securities that are sold to investors or retained on the balance sheet through the process of securitization. The Corporation primarily securitizes credit card receivables. In a credit card securitization, a designated pool of credit card receivables is removed from the balance sheet and transferred to a Qualified Special Purpose Entity (“QSPE”), that in turn sells securities to investors entitling them to receive specified cash flows during the life of the security. The proceeds from the issuance of securities are then distributed by the QSPE to the Corporation as consideration for the loans transferred. Following a securitization, the Corporation receives fees for servicing the receivables and any excess finance charges, yield-related and other fees, and interchange revenue on the receivables over and above the interest paid to the investors, net credit losses and servicing fees (collectively termed “the excess spread”). At the date of sale, an interest-only strip is recorded on the balance sheet representing the estimated discounted excess spread to be earned on the assets sold over the life of underlying receivables.
     The Corporation’s continued involvement in the securitized assets includes the process of managing and servicing the transferred receivables, as well as maintaining an undivided, pro-rata interest in all credit card receivables that have been transferred (or sold) to the QSPE, referred to as Seller’s Interest, which is generally equal to the pool of assets included in the QSPE less the investors’ portion of those assets. The Corporation’s Seller’s Interest ranks pari-passu with the investors’ interests in the trusts. As the amount of the loans in the QSPE fluctuates due to customer payments, purchases, cash advances, and credit losses, the carrying amount of the Seller’s Interest will vary. However, the Seller’s Interest is required to be maintained at a minimum level to ensure receivables are available for allocation to the investor’s interest. This minimum level is generally between 4% and 5% of the QSPEs principal receivables. The Corporation’s credit card Seller’s Interests were in aggregate 41% and 45% of the QSPEs principal receivables at December 31, 2003, and 2002, respectively. Average credit card Seller’s Interests were approximately 39% and 40% of the QSPEs average principal receivables for the years ended December 31, 2003, and 2002, respectively.
     Investors in the beneficial interests of the securitized loans have no recourse against the Corporation if cash flows generated from the securitized loans are inadequate to service the obligations of the QSPE. To help ensure that adequate funds are available in the event of a shortfall, the Corporation is required to deposit funds into cash spread accounts if excess spread falls below certain minimum levels. Spread accounts are funded from excess spread that would normally be returned to the Corporation. In addition, various forms of other credit enhancements are provided to protect more senior investor interests from loss. Credit enhancements associated with credit card securitizations, such as cash collateral or spread accounts, totaled $24 million and $145 million at December 31, 2003, and 2002, respectively, and are classified on the balance sheet as other assets at amounts approximating fair value.
     The following comprised the Corporation’s managed credit card loans:

At December 31,	2003	2002	2001	2000	1999

(In millions)
Owned credit card loans — held in portfolio	$6,447	$7,592	$5,040	$2,835	$2,369
Owned credit card loans — held for sale	5,588	3,989	1,746	1,909	1,668
Seller’s interest in credit card loans and accrued interest receivable	27,193	28,526	24,019	22,446	19,680

Total credit card receivables reflected on balance sheet	39,228	40,107	30,805	27,190	23,717
Securities sold to investors and removed from balance sheet	37,100	33,889	37,350	39,795	45,639

Managed credit card loans	$76,328	$73,996	$68,155	$66,985	$69,356

     Estimated maturities of investor principal in the Corporation’s securitized credit card loans, which are subject to change, are as follows:

At December 31,	2004	2005	2006	2007	2008	Thereafter

(In millions)
Securitized Loans	$9,482	$5,053	$8,187	$4,392	$8,061	$1,925

BANK ONE 2003 ANNUAL REPORT 73

Off-Balance Sheet Activities

In the normal course of business, the Corporation is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation’s consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments; long-term contractual obligations under capital and operating leases and long-term debt; credit enhancement and liquidity facil-
ities associated with the asset-backed finance programs; joint venture activities; and other contractual obligations.

Credit-Related Financial Instruments

The Corporation provides customers with off-balance sheet credit support through loan commitments, standby letters of credit and guarantees, as well as commercial letters of credit. Summarized credit-related financial instruments were as follows:

At December 31, 2003	Amount of Commitment Expiration Per Period

		Less Than	1 - 3	3 - 5	More than
(In millions)	Total	1 Year	Years	Years	5 Years

Unused credit card lines	$348,037	$348,037	$—	$—	$—
Unused loan commitments	109,001	72,121	25,613	10,804	463
Standby letters of credit and foreign office guarantees	25,874	17,851	5,584	2,115	324
Commercial letters of credit	840	840	—	—	—

     The Corporation maintains a reserve of $490 million, reported in other liabilities, for credit risk associated with these off-balance sheet items.
     Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

Long-Term Contractual Obligations

The Corporation has entered into a number of long-term contractual obligations to support the ongoing activities of the Corporation. The required payments under such obligations were as follows:

At December 31, 2003	Payments due by period

		Less than	1 - 3	3 - 5	More than
(In millions)	Total	1 Year	Years	Years	5 Years

Certificates of deposit of $100,000 and over	$9,160	$3,500	$4,103	$1,172	$385
Long-term debt, including capital lease obligations(1)	46,764	8,977	16,516	11,263	10,008
Operating lease obligations	1,806	219	394	314	879
Purchase obligations	1,906	836	639	167	264
Obligations under affinity and co-brand programs (2)	5,332	925	2,033	1,948	426
Pension, postretirement liabilities and other related	596	167	53	35	341
Other long-term liabilities (3)	808	513	33	132	130

Total	$66,372	$15,137	$23,771	$15,031	$12,433

(1)	Includes trust preferred securities.

(2)	Obligations under affinity and co-brand programs represent contractual obligations with affinity and co-brand partners under the Corporation’s various credit card programs.

(3)	Includes non-contingent life insurance products, annuities and insurance related deposits.

     Purchase obligations include any legal and binding contractual obligation where the Corporation is estimated to expend greater than $500,000 annually under the contract. Excluded from the table are purchase obligations that are expected to be settled in cash within 90 days. Estimated payments are shown through the date of contract termination. For contractual obligations where the Corporation or the counter-party can terminate the contract early and without penalty, estimated payments are included through the first date the contract can be terminated. For contractual obligations where the estimated future payments are variable, the Corporation estimated future payments based on historical service levels or use and anticipated future service levels or usage.
     These contractual obligations will be funded through operating revenues and liquidity sources held or available to the Corporation. For a more detailed discussion of the Corporation’s sources of funding, see the “Liquidity Risk Management” section beginning on page 56.
     The Corporation enters into derivative financial instruments which create contractual obligations, as part of its risk management process, customer accommodation or other trading activities. See “Derivative Financial Instruments” beginning on page 71 of this report.

Asset-Backed Finance Programs

The Corporation is an active participant in the asset-backed securities business where it helps meet customers’ financing needs by providing access to the commercial paper markets through variable interest entities, known as multi-seller conduits. These entities are separate bankruptcy-remote corporations in the business of purchasing interests in, and making loans secured by, receivable pools and other financial assets pursuant to agreements with customers. The entities fund their purchases and loans through the issuance of highly rated commercial paper. The primary source of repayment of the commercial paper is the cash flow from the

74 BANK ONE 2003 ANNUAL REPORT

pools of assets. Investors in the commercial paper have no recourse to the general assets of the Corporation. Customers benefit from such structured financing transactions as these transactions provide an ongoing source of asset liquidity, access to the capital markets, and a potentially favorable cost of financing.
     As of December 31, 2003, the Corporation administered multi-seller conduits with a total program limit of $70.0 billion and with $35.2 billion in commercial paper outstanding. The multi-seller conduits were rated A-1 by S & P, P-1 by Moody’s and F1 or higher by Fitch.
     These multi-seller conduits are a type of VIE, as defined by FIN No. 46. From the Corporation’s perspective, these entities have historically met all of the accounting requirements to be treated as independent entities and therefore have not been consolidated. See page 86 for additional discussion. Each of the multi-seller conduits administered by the Corporation has stand-alone financial statements, which are independently audited on an annual basis.
     As administrator of the multi-seller conduits, the Corporation provides transaction origination services, asset portfolio monitoring, treasury and financial administration services for these entities. The Corporation structures financing transactions for customers such that the receivables and other financial instruments financed through the multi-seller conduits are appropriately diversified and credit enhanced to support the conduits’ commercial paper issuances. The Corporation does not service these assets and does not transfer its own receivables or other financial instruments into the multi-seller conduits it administers. Each conduit has program documents and investment policies, which govern the types of assets and structures permitted by the conduit. The mix of assets is principally trade receivables, auto loans and leases and credit card receivables, although, one conduit has publicly rated marketable investment securities.
     The commercial paper issued by the conduits is supported by deal specific credit enhancement, which is generally structured to cover more than the expected losses on the pool of assets. The deal specific credit enhancement is typically in the form of overcollateralization, but may also include any combination of the following: recourse to the seller or originator, cash collateral accounts, letters of credit, excess spread, retention of subordinated interests or third-party guarantees. In a limited number of cases, the Corporation provides the deal specific credit enhancement as a financial arrangement for the customer. As of December 31, 2003 and 2002, the Corporation provided such deal specific credit enhancement to customers in the form of subordinated interests totaling $199 million and $203 million, respectively. These subordinated interest positions are included in loans on the Corporation’s balance sheet.
     In general, the commercial paper investors have access to a second loss credit protection in the form of program-wide credit enhancement. Prior to December 1, 2003, the program-wide credit enhancement consisted of a subordinated term loan from the Corporation and a surety bond from an AAA rated monoline insurance company. On December 1, 2003, the program-wide credit enhancement was restructured such that the credit enhancement consists of an unfunded letter of credit from the Corporation and a surety bond from an AAA rate monoline insurance company. As of December 31, 2003 and 2002, the unfunded letters of credit and the subordinated term loans from the Corporation to these entities totaled $1.1 billion and $1.0 billion, respectively. One conduit has only deal specific credit enhancements provided by other financial institutions.
     As a means of ensuring timely repayment of the commercial paper, each asset pool financed by the conduits has a minimum of 100% deal specific liquidity facility associated with it. In the unlikely event of a disruption in the commercial paper market or in the event an asset pool is removed from the conduit, the administrator can draw on the liquidity facility to repay the maturing commercial paper. The liquidity facilities are typically in the form of asset purchase agreements and are generally structured such that the bank liquidity provider is purchasing, or lending against, a pool of non-defaulted, performing assets. Additionally, program-wide liquidity facilities and small lines of credit are provided by the Corporation to the multi-seller conduits to facilitate short term funding while accessing the commercial paper markets.
     The following table summarizes the total amount of deal specific and program-wide liquidity facilities, as well as the share of these facilities provided by the Corporation, for the multi-seller conduits:

At December 31,	2003			2002

		Liquidity			Liquidity
		Facility			Facility
	Total	provided		Total	provided
	Liquidity	by the		Liquidity	by the
(Dollars in billions)	Facility	Corporation	Percent	Facility	Corporation	Percent

Total multi-seller conduits	$48.1	$43.3	90%	$50.6	$41.3	82%

     The Corporation also provides deal specific and program-wide liquidity facilities to conduits administered by other financial institutions totaling approximately $3.5 billion and $6.3 billion as of December 31, 2003 and 2002, respectively.
     Effective December 31, 2003, the Corporation consolidated $39.6 billion of assets and liabilities related to its asset-backed conduits and investment vehicle as a result of implementing certain requirements of FIN No. 46. Incremental assets consolidated under FIN No. 46 include $32.9 billion of interests in purchased receivables and $5.9 billion of investment securities. Incremental liabilities consolidated under FIN No. 46 consist primarily of $36.9 billion of commercial paper and $2.7 billion of long-term debt issued by the consolidated entities to support their business activities. The commercial paper is reported in other short-term borrowings.

BANK ONE 2003 ANNUAL REPORT 75

Investors in the multi-seller conduits and investment vehicle have no recourse to the general assets of the Corporation. The adoption of FIN No. 46 did not have a material impact on earnings. During 2003 (prior to adopting FIN No. 46), the Corporation recognized banking fees and commissions of $151 million, consisting primarily of arrangement, administrative and liquidity fees, from its involvement with these entities. Subsequent to adopting FIN No. 46, revenue and expenses of these entities will be reported in the relevant financial statement line items of the consolidated Corporation.
     During the third quarter, banking regulators issued interim regulations that provide risk-based capital relief for certain assets consolidated under FIN No. 46. Such interim regulations issued by the banking regulators remained in effect through December 31, 2003. The adoption of certain requirements of FIN No. 46, therefore, did not have a material impact on Tier 1 or Total Capital ratios. The leverage ratio is measured based on average assets, and therefore, was not significantly impacted this quarter. The tangible common equity/tangible managed asset ratio, which uses end-of-period balances, was impacted as a result of the additional assets as of December 31, 2003. Excluding the impact of this consolidation, tangible common equity/tangible managed assets would have been 6.4% for the quarter.
     For additional information, see Note 1 (x), “New and Pending Accounting Pronouncements,” beginning on page 85.

Principal Investments and Joint Ventures

In the normal course of business, the Corporation invests in principal investments, comprised of direct and indirect investments in private equity, venture capital, and other equity and debt assets. These investments are primarily executed by One Equity Partners, a wholly-owned consolidated subsidiary. Commitments to fund such investments at December 31, 2003 totaled $1.3 billion.
     At December 31, 2003, the Corporation is not party to any material joint venture arrangements which are not consolidated.

Loans Sold with Recourse

The Corporation occasionally sells or securitizes loans with limited recourse. The amount of outstanding loans sold with recourse totaled $2.6 billion and $4.7 billion at December 31, 2003, and 2002, respectively. The recourse provisions require the Corporation to repurchase loans at par plus accrued interest upon a credit-related triggering event. Exposure to credit losses from these arrangements has been reduced with the purchase of credit insurance contracts that cover the majority of expected losses.

CAPITAL MANAGEMENT

The capital position of the Corporation is managed to achieve management’s external debt rating objectives, comply with regulatory requirements and reflect the underlying risks of the Corporation’s business activities. The Corporation employs an economic capital framework (described further on page 77) to facilitate a standard measure of risk and return across all business units, as well as to provide a measure of capital adequacy consistent with internal risk evaluation practices. This serves as the basis for capital planning and related management activities.

Selected Capital Ratios

The Corporation aims to maintain regulatory capital ratios, including those of the principal banking subsidiaries, in excess of the well-capitalized guidelines under federal banking regulations. The Corporation maintains a well-capitalized regulatory position.
     The Corporation’s capital ratios were as follows:

						Well-Capitalized
						Regulatory
At December 31,	2003	2002	2001	2000	1999	Guidelines

Risk-based capital ratios:
Tier 1	10.0%	9.9%	8.6%	7.3%	7.7%	6.0%
Total	13.7	13.7	12.2	10.8	10.7	10.0
Leverage ratio (1)	8.8	8.9	8.2	7.3	7.7	N/A
Common equity/assets	7.2	8.1	7.5	6.8	7.4	—
Tangible common equity/tangible reported assets	6.4	7.2	6.8	6.3	6.6	—
Tangible common equity/tangible managed assets	5.7	6.4	5.9	5.5	5.7	—
Double leverage ratio	103	103	103	108	112	—
Dividend payout ratio	30	30	38	N/M	57	—

N/M Not meaningful

N/A Not applicable

(1)	The minimum regulatory guideline is 3%. With the consolidation of certain asset-backed conduits as of December 31, 2003, the leverage ratio is expected to be negatively impacted by approximately 108 basis points in the first quarter of 2004.

     The components of the Corporation’s regulatory risk-based capital and risk-weighted assets were as follows:

At December 31,	2003	2002	2001	2000	1999

(In millions)
Regulatory risk-based capital:
Tier 1 capital	$24,499	$23,918	$21,749	$19,824	$20,247
Tier 2 capital	9,135	9,201	9,091	9,316	7,967

Total capital	$33,634	$33,119	$30,840	$29,140	$28,214

Total risk-weighted assets	$245,441	$241,468	$253,330	$270,182	$263,169

76 BANK ONE 2003 ANNUAL REPORT

     In deriving Tier 1 and Total Capital, goodwill and other nonqualifying intangible assets were deducted as indicated:

For the Year Ended December 31,	2003	2002	2001	2000	1999

(In millions)
Goodwill	$2,061	$1,882	$1,560	$858	$934
Other nonqualifying intangibles	290	256	207	375	669

Subtotal	2,351	2,138	1,767	1,233	1,603
Qualifying intangibles	468	415	414	214	583

Total intangibles	$2,819	$2,553	$2,181	$1,447	$2,186

     The Corporation formed statutory trusts for the purpose of issuing trust preferred capital securities. These trust preferred capital securities are included in the Corporation’s Tier 1 Capital and Total Capital at December 31, 2003. In December 2003, FASB issued a revision of FIN No. 46 that required the deconsolidation of these statutory trusts by March 31, 2004. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred capital securities in their Tier 1 Capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred capital securities in Tier 1 Capital for regulatory capital purposes.
     The insurance subsidiaries of the Corporation are subject to risk-based capital (“RBC”) guidelines as established by the National Association of Insurance Commissioners (“NAIC”). The RBC requirements establish minimum levels of capital to be maintained and are used by the NAIC and states to identify companies subject to remedial action. At December 31, 2003, the statutory capital of all insurance subsidiaries was in excess of amounts that would require regulatory action.

Dividend Policy

The Corporation’s common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain an adequate capital level, and alternative investment opportunities. The common stock dividend payout ratio is currently targeted in the range of 25% – 30% of earnings over time. Common stock dividends declared for 2003 and 2002 were $0.92 and $0.84 per share, respectively. On January 20, 2004, the Corporation declared a quarterly common cash dividend of $0.44875 per share, payable on April 1, 2004, consistent with the terms of the merger agreement with JPMorgan Chase.

Double Leverage

Double leverage is the extent to which the Corporation’s resources are used to finance investments in subsidiaries. Double leverage was 103% at December 31, 2003 and 2002. Trust preferred capital securities of $3.3 billion in 2003 and 2002 were included in capital for purposes of this calculation.

Stock Repurchase Program

On July 16, 2003, a new $3.0 billion stock buyback program was approved and replaced amounts unused under the previous $2.0 billion program. The timing of the purchases and the exact number of shares to be purchased will depend on market conditions. The buyback program does not include specific price targets or timetables and may be suspended at any time. For the year ended 2003, the Corporation purchased more than 55 million shares of common stock at an average price of $37.29 per share.

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

     Four forms of risk are measured – credit, market, operational and lease residual. Credit risk capital is determined through an analysis of both historical loss experience and market expectations. Market risk capital is set consistent with value-at-risk limits established by the Corporation’s risk oversight committees. Operational risk capital incorporates event and technology risks. The operational risk evaluation process involves an examination of various risk factors that contribute to a greater likelihood of loss due to such things as fraud or processing error. Finally, lease residual risk capital covers the potential for losses arising from the disposition of assets returned at the end of lease contracts. This price risk is analyzed based on historical loss experiences and market factors, as well as by reviewing event-specific scenarios.
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

BANK ONE 2003 ANNUAL REPORT 77

CONSOLIDATED BALANCE SHEETS

Bank One Corporation and Subsidiaries

At December 31,	2003	2002

(Dollars in millions)
Assets
Cash and due from banks	$17,089	$17,920
Interest-bearing due from banks	3,093	1,503
Federal funds sold and securities purchased under resale agreements	15,551	17,356
Trading assets	11,584	7,190
Derivative product assets	5,208	4,273
Investment securities	84,951	67,643
Interests in purchased receivables	32,938	—
Loans (1)	138,147	148,125
Allowance for loan losses	(3,472)	(3,923)

Loans, net	134,675	144,202
Premises and equipment	2,960	2,454
Goodwill	2,061	1,882
Other intangible assets	758	671
Other assets	15,695	12,891

Total assets	$326,563	$277,985

Liabilities
Deposits
Demand	$24,485	$34,325
Savings	99,175	88,934
Time
Under $100,000	13,708	16,767
$100,000 and over	9,234	13,745
Foreign offices	18,019	16,237

Total deposits	164,621	170,008
Federal funds purchased and securities sold under repurchase agreements	20,573	14,578
Other short-term borrowings	47,740	12,306
Long-term debt	46,764	43,234
Insurance policy and claims reserves	6,713	226
Derivative product liabilities	4,050	3,838
Other liabilities	12,683	11,355

Total liabilities	303,144	255,545
Commitments and contingencies (see Note 22, 23 and 28)

Stockholders’ Equity
Common stock ($0.01 par value; authorized 4,000,000,000; issued 1,181,382,304)	12	12
Surplus	10,290	10,239
Retained earnings	15,514	13,020
Accumulated other adjustments to stockholders’ equity	127	(8)
Deferred compensation	(189)	(157)
Treasury stock, at cost (61,800,269 and 17,340,948 shares, respectively)	(2,335)	(666)

Total stockholders’ equity	23,419	22,440

Total liabilities and stockholders’ equity	$326,563	$277,985

(1)	Includes loans held for sale of $12,017 million and $6,937 million at December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of this statement.

78 BANK ONE 2003 ANNUAL REPORT

CONSOLIDATED INCOME STATEMENTS

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	2003	2002	2001

(In millions, except per share data)
Net Interest Income
Interest income	$12,661	$13,887	$17,257
Interest expense	4,512	5,332	8,652

Total net interest income	8,149	8,555	8,605
Noninterest Income
Banking fees and commissions	1,795	1,794	1,736
Credit card revenue	3,764	3,836	2,775
Service charges on deposits	1,661	1,577	1,449
Fiduciary and investment management fees	656	645	671
Investment securities gains (losses)	122	165	(66)
Trading gains (losses)	(26)	224	220
Other income (losses)	91	(61)	358

Total noninterest income	8,063	8,180	7,143

Total revenue, net of interest expense	16,212	16,735	15,748

Provision for credit losses	2,045	2,487	2,510

Noninterest Expense
Salaries and employee benefits	4,765	4,424	4,156
Occupancy	679	643	683
Equipment	473	423	451
Outside service fees and processing	1,153	1,291	1,174
Marketing and development	957	1,069	862
Telecommunication	213	364	406
Goodwill amortization	—	—	69
Other intangible amortization	137	125	97
Other expense	1,400	1,270	1,241

Total noninterest expense before restructuring-related charges (reversals)	9,777	9,609	9,139

Restructuring-related charges (reversals)	—	(63)	351

Total noninterest expense	9,777	9,546	9,490

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	4,390	4,702	3,748
Applicable income taxes	1,265	1,446	1,099

Income from continuing operations before cumulative effect of change in accounting principle	3,125	3,256	2,649

Discontinued operations
Income from discontinued operations (includes gain on sale of $597 in 2003)	643	61	52
Applicable income taxes	233	22	19

Income from discontinued operations, net of taxes	410	39	33
Cumulative effect of change in accounting principle, net of taxes of ($25)	—	—	(44)

Net income	$3,535	$3,295	$2,638

Net income attributable to common stockholders’ equity	3,535	3,295	2,628

Basic earnings per share
Income from continuing operations, net of taxes	$2.78	$2.80	$2.25
Income from discontinued operations, net of taxes	0.36	0.03	0.03
Cumulative effect of change in accounting principle	—	—	(0.03)

Net income	$3.14	$2.83	$2.25

Diluted earnings per share
Income from continuing operations, net of taxes	$2.75	$2.77	$2.25
Income from discontinued operations, net of taxes	0.36	0.03	0.03
Cumulative effect of change in accounting principle	—	—	(0.04)

Net income	$3.11	$2.80	$2.24

The accompanying notes are an integral part of this statement.

BANK ONE 2003 ANNUAL REPORT 79

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Bank One Corporation and Subsidiaries

					Accumulated
					Other
					Adjustments to			Total
	Preferred	Common		Retained	Stockholders'	Deferred	Treasury	Stockholders'
(In millions)	Stock	Stock	Surplus	Earnings	Equity	Compensation	Stock	Equity

Balance-December 31, 2000	$190	$12	$10,487	$9,060	$(5)	$(121)	$(988)	$18,635

Net income				2,638				2,638
Change in fair value, investment securities-available for sale, net of taxes					93			93
Change in fair value of cash-flow hedge derivative, net of taxes					(146)			(146)
Translation loss, net of hedge results and taxes					(7)			(7)

Net income and changes in accumulated other adjustments to stockholders’ equity				2,638	(60)			2,578
Cash dividends declared:
Common stock				(981)				(981)
Preferred stock				(10)				(10)
Net issuance of common stock			(179)				370	191
Redemption of stock	(190)							(190)
Other			3					3

Balance-December 31, 2001	$—	$12	$10,311	$10,707	$(65)	$(121)	$(618)	$20,226

Net income				3,295				3,295
Change in fair value, investment securities-available for sale, net of taxes					474			474
Change in fair value of cash-flow hedge derivative, net of taxes					(414)			(414)
Translation loss, net of hedge results and taxes					(3)			(3)

Net income and changes in accumulated other adjustments to stockholders’ equity				3,295	57			3,352
Common stock cash dividends declared				(982)				(982)
Net purchases of common stock			(134)				(48)	(182)
Restricted stock awards granted, net of forfeitures and amortization						(36)		(36)
Stock option grants			45					45
Other			17					17

Balance-December 31, 2002	$—	$12	$10,239	$13,020	$(8)	$(157)	$(666)	$22,440

Net income				3,535				3,535
Change in fair value, investment securities-available for sale, net of taxes					(117)			(117)
Change in fair value of cash-flow hedge derivative, net of taxes					285			285
Minimum pension liability (1)					(35)			(35)
Translation gain, net of hedge results and taxes					2			2

Net income and changes in accumulated other adjustments to stockholders’ equity				3,535	135			3,670
Common stock cash dividends declared				(1,041)				(1,041)
Net purchases of common stock			(31)				(1,669)	(1,700)
Restricted stock awards granted, net of forfeitures and amortization						(32)		(32)
Stock option grants			83					83
Other			(1)					(1)

Balance-December 31, 2003	$—	$12	$10,290	$15,514	$127	$(189)	$(2,335)	$23,419

(1)	Relates primarily to the nonqualified supplemental pension plan.

The accompanying notes are an integral part of this statement.

80 BANK ONE 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bank One Corporation and Subsidiaries

For the Year Ended December 31,	2003	2002	2001

(In millions)
Cash Flows from Operating Activities of Continuing Operations:
Net income	$3,535	$3,295	$2,638
Income from discontinued operations, net of taxes	410	39	33

Income from continuing operations, net of taxes	3,125	3,256	2,605
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	576	524	571
Cumulative effect of accounting change	—	—	69
Provision for credit losses	2,045	2,487	2,510
Investment securities (gains) losses, net	(122)	(165)	66
Change in net derivative product assets and liabilities	(491)	(504)	(198)
Change in trading assets	(4,818)	(1,021)	(3,456)
Change in other assets	(1,338)	1,229	213
Change in other liabilities	1,557	(867)	375
Restructuring (reversals) charges	—	(63)	351
Other operating adjustments	(360)	523	(764)

Net cash provided by operating activities	174	5,399	2,342

Cash Flows from Investing Activities of Continuing Operations:
Change in federal funds sold and securities purchased under resale agreements	1,805	(8,010)	(4,610)
Securities available for sale:
Purchases	(74,604)	(57,304)	(56,088)
Maturities	13,559	7,193	23,579
Sales	53,014	48,340	23,393
Credit card receivables securitized	11,450	6,775	3,845
Change in loans	(1,123)	(4,677)	13,425
Loan recoveries	455	364	342
Additions to premises and equipment	(1,662)	(488)	(169)
Proceeds from sales of premises and equipment	62	53	55
Business acquisitions, net of cash received	(401)	—	(5,776)
All other investing activities, net	(31)	(257)	383

Net cash provided by (used in) investing activities	2,524	(8,011)	(1,621)

Cash Flows from Financing Activities of Continuing Operations:
Change in deposits	(5,443)	2,590	373
Change in federal funds purchased and securities sold under repurchase agreements	5,995	850	1,607
Change in other short-term borrowings	(1,475)	2,061	(7,757)
Proceeds from issuance of long-term debt	11,712	8,293	13,291
Repayment of long-term debt	(10,544)	(8,945)	(11,341)
Treasury stock acquired	(2,069)	(617)	(78)
Cash dividends paid	(1,005)	(983)	(991)
Proceeds from issuance of common and treasury stock	201	292	191
Redemption of preferred stock	—	—	(190)
All other financing activities, net	22	69	19

Net cash provided by (used in) financing activities	(2,606)	3,610	(4,876)

Effect of exchange rate changes on cash and cash equivalents	41	(27)	34
Discontinued Operations:
Net cash provided by discontinued operations	626	39	33

Net increase (decrease) in cash and cash equivalents	759	1,010	(4,088)
Cash and cash equivalents at beginning of year	19,423	18,413	22,501

Cash and cash equivalents at end of year	$20,182	$19,423	$18,413

Other cash flow disclosures from continuing operations:
Interest paid	$4,664	$5,676	$9,207
Income taxes paid	1,239	1,089	487

Noncash disclosure:
Loans transferred to other real estate owned	396	414	162

The accompanying notes are an integral part of this statement.

BANK ONE 2003 ANNUAL REPORT 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Bank One Corporation, along with its subsidiaries (“Bank One” or the “Corporation”), is a financial holding company that offers a full range of financial services to commercial and small business customers and consumers.

(a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior-year financial statement information has been reclassified to conform to the current year’s presentation. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
     Certain assets and liabilities, primarily derivative assets and liabilities as well as resale and repurchase agreements, are reported on a net basis by counterparty if legally enforceable master netting arrangements are in place.

(b) Principles of Consolidation

The Corporation’s consolidated financial statements include all accounts of Bank One and all significant majority-owned subsidiaries (except for principal investment subsidiaries that are recorded at fair value in accordance with specialized industry accounting) and beginning December 31, 2003, variable interest entities for which the Corporation is deemed the primary beneficiary. Effective December 31, 2003, the Corporation adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 requires that the Corporation evaluate each entity (excluding entities excluded from FIN No. 46 such as qualifying special purpose entities (“QSPEs”) or investment companies governed by specialized industry accounting), in which it has a variable interest to determine whether that entity is a variable interest entity or a voting interest entity. A variable interest entity exists either when the entity does not have sufficient equity at risk or lacks any one of three characteristics normally associated with a controlling financial interest. If an entity is considered a variable interest entity, the Corporation assesses whether it should consolidate the entity as its primary beneficiary. The Corporation is considered the primary beneficiary when it has a variable interest that will absorb a majority of an entity’s expected losses, receive a majority of an entity’s expected residual returns, or both. If an entity is considered a voting interest entity, the Corporation assesses consolidation under SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and consolidates when it has a controlling financial interest indicated by a majority voting interest. All significant intercompany accounts and transactions have been eliminated. Results of operations of acquired entities are included from the acquisition date, and assets and liabilities are stated at their estimated fair values at the acquisition date.
     The Corporation is also involved in SPEs as a transferor. As discussed above, the Corporation does not consolidate the transferred financial assets when the SPE to which the assets are transferred is a QSPE. QSPE status is achieved when all conditions specified in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) are met. Those conditions focus on whether the QSPE is demonstrably distinct from the Corporation, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other disposition of assets. The Corporation has determined that the credit card trusts used for securitization are QSPEs and has obtained supporting legal opinions as applicable.

(c) Resale and Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and carried at the amount at which the securities will be subsequently resold or repurchased, plus accrued interest.

(d) Trading Activities

The Corporation’s trading activities are primarily customer oriented. Securities bought and sold and held principally for short-term appreciation or other trading purposes and to protect credit deterioration in the loan portfolio are classified as trading assets and other short-term borrowings are recorded on a trade date basis at fair value. Derivative contracts entered into for trading and economic hedging purposes which do not qualify for hedge accounting are classified as derivative product assets and derivative product liabilities, as appropriate, as are derivitives that do qualify for hedge accounting (see (e) below). Trading income includes realized and unrealized gains and losses from trading positions, including interest income or expense on derivative instruments. Estimated fair values are based on quoted market prices or valuation models, which use observable market data. Trading activities involve instruments with interest rate, exchange rate, equity price, credit and commodity price risk.

(e) Hedging Activities

Derivatives are recognized on the balance sheet at fair value as either derivative product assets or liabilities. For derivatives that qualify for hedge accounting, hedge ineffectiveness, if any, is calculated and recorded in noninterest income in current earnings. See “Derivative Financial Instruments” beginning on page 71 for detailed information on the Corporation’s strategy in using derivative instruments in its asset and liability management and trading activities, as well as the accounting principles and disclosures for these instruments.

82 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
     Emerging Issues Task Force (EITF) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (“EITF No. 99-20”),” specifies an impairment test for low credit quality beneficial interests and securitized financial assets. For such beneficial interests, impairment must be recognized when there has been an adverse change in estimated cash flows and the asset’s fair value is below its carrying value. The Corporation recognizes interest income based on the amount of the excess of estimated cash flows over the recorded investment in the securitized financial assets. Changes in estimated cash flows are recognized on a prospective basis. For certain beneficial interests where the estimated cash flows cannot be reliably estimated, the Corporation uses the cost recovery method. The beneficial interest is written down to the estimated amount recoverable, and cash payments received are recognized as a reduction of principal. The Corporation adopted EITF No. 99-20 effective April 1, 2001. The effect of adoption was a one-time, non-cash charge to earnings of $44 million after-tax ($69 million pretax).
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

(g) Equity and Cost Method Investments

The equity method of accounting is applied to investments that the Corporation has significant influence over, excluding principal investments, which typically represents ownership interests between 20-50% for investments in common stock or when ownership interests equal or exceed 3% for investments in limited partnerships. The equity method of accounting results in recognition of the Corporation’s pro-rata share of investment income or loss in other noninterest income.
     The cost method of accounting is applied to investments that the Corporation does not have a significant influence over, excluding principal investments, which typically represent ownership interests less than 20% for investments in common stock or when ownership interests are less than 3% for investments in limited partnerships. The cost method recognizes income when dividends are received. Equity and cost method investments are monitored for any other than temporary impairment.

(h) Interests in Purchased Receivables

Interests in purchased receivables are carried at cost. These financial instruments are purchased in conjunction with the Corporation’s asset-backed conduit business. The Corporation reviews the credit enhancement associated with each asset-backed transaction and the underlying specific characteristics of the obligors, obligor concentrations, historical payment and loss experience on a monthly basis. The Corporation has determined that, based upon the current level of credit protection specified in each transaction, primarily through overcollateralization and subordinated interests, no impairment reserves were required as of December 31, 2003. Arrangement fees received by the conduits related to the structuring of the underlying transactions with the seller are recorded in noninterest income as banking fees and commissions when received or over time to match the earnings process. For additional discussion of the Corporation’s asset-backed conduit business and the related impact of FIN No. 46, see “Asset-Backed Finance Programs” beginning on page 74.

(i) Loans

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

BANK ONE 2003 ANNUAL REPORT 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j) Lease Financing Receivables

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

(k) Loan Sales and Securitizations

Loans held for sale are carried at the lower of cost or market value. When a loan is sold or transferred to held for sale, the loan’s carrying value is compared to its fair value and any shortfall in value that is determined to be credit related is recorded as a charge-off, reducing the allowance for loan losses. Any shortfall in fair value other than credit related is recorded as a charge to noninterest income as other income. All subsequent net declines in market value of loans held for sale are also recorded to other income.
     With consumer loan portfolio sales, the allocable portion of the allowance for loan losses adjusts the carrying value of the loan portfolio. The difference between the portfolio’s carrying value adjusted for the allocable allowance for loan losses and the net sales proceeds is also recorded as other income.
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

(l) Nonperforming Loans

A loan is considered nonperforming when placed on nonaccrual status, or when renegotiated at terms that represent an economic concession to the borrower because of a decline in the borrower’s financial condition. For a more detailed discussion, see the
“Nonperforming Assets” section beginning on page 65. The Corporation’s charge-off policies are presented on page 66.

(m) Allowance for Credit Losses

The allowance for credit losses is comprised of an allowance for loan losses and a reserve for unfunded commitments and standby letters of credit. Management maintains the allowance for credit losses at a level it believes is adequate to provide for estimated probable credit losses inherent in on- and off-balance sheet credit exposure, respectively. For a more detailed discussion, see the “Allowance for Loan and Credit Losses” section beginning on page 67.

(n) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from three to 30 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over the identified useful life.

(o) Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests at least annually on a reporting entity basis. Intangible assets with finite lives continue to be amortized over the period the Corporation expects to benefit from such assets and are periodically reviewed for other than temporary impairment.

(p) Other Real Estate Owned (“OREO”)

OREO includes real estate assets that have been received in satisfaction of debt. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for loan losses. Subsequently, unrealized and realized gains and losses on sale are included in noninterest income as other income. Operating results from OREO are recorded in noninterest expense as other expense.

(q) Insurance Policy and Claims Reserves

Insurance policy and claims reserves for the insurance business acquired were initially recognized in purchase accounting at fair value. Fair value was determined based on a number of assumptions including mortality, morbidity, expenses, persistency and interest rates (ranging from 3.0% to 6.2% with a weighted average of 4.6% for life insurance products and ranging from 2.5% to 6.5% with a weighted average of 4.3% for annuity products). On an on-going basis, the carrying value of the liabilities is adjusted for actual experience, with these changes reported in noninterest expense.
     For new contracts written, annuity, universal life and deposit liabilities are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to contract holders. Annuity contract liabilities in the payout phase reflect lapse, withdrawal and inter-

84 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

est rate assumptions (ranging from 2.75% to 4.30% with a weighted average of 4.00%), based on contract terms and the Corporation’s experience.
     For new policies written, traditional life insurance liabilities represent the present value of future benefits to be paid to or on the behalf of policyholders adjusted for related expenses and the present value of future net premiums. These liabilities are calculated using assumptions such as mortality, morbidity, expenses, persistency and interest rates, including a provision for unfavorable deviation. The assumptions are regularly reviewed, compared to actual experience and revised, as appropriate. Changes in traditional life insurance reserves are included in noninterest expense in the period of change.
     Insurance policy and claims reserves consisted of the following:

At December 31,	2003	2002

(In millions)
Annuity and deposit contracts	$4,748	$135
Life insurance policies	1,923	40
Other	42	51

Total	$6,713	$226

(r) Insurance Revenues

The Corporation recognizes fee revenue for issuing and administering annuity and other investment-type contracts, based on contractual terms, when earned. Insurance premiums from long-duration contracts, principally life insurance, are recognized when due from policyholders. Premiums from short-duration insurance contracts are recognized over the contract term.
     Deferred policy acquisition costs (“DAC”), included in other assets, represent the cost to acquire new insurance business, principally commissions as well as underwriting and agency costs. For traditional life insurance products, DAC is amortized over the premium-paying periods of the related policies. For annuity, universal life and deposit contracts, DAC is amortized ratably over the present value of the estimated gross profits of the related policies.
     The Corporation reinsures a portion of its insurance risk to third party reinsurers. Reinsurance recoverable, in the amount of $876 million, is included in the insurance policy and claims reserves balance above and also reflected in other assets, in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.”

(s) Separate Accounts

Separate account assets and liabilities represent funds maintained in accounts to meet specific investment objectives of contract holders who bear the investment risk. Separate account assets and liabilities reinsured from Zurich Financial Services Group are carried at fair value and presented on a net basis on the Corporation’s balance sheet, in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts (An interpretation of APB Opinion No. 10 and FASB Statement No. 105)” (“FIN No. 39”), as applicable netting criteria are met. Separate account assets and liabilities related to new business generated will be carried at fair value and presented on the Corporation’s balance sheet on a gross basis. Net income (loss) accrues to, or is borne, by the contract holders and is excluded from the Corporation’s earnings. The Corporation recognizes fee income for administering separate accounts, when services are performed.

(t) Credit Card Award Programs

Costs associated with credit card award programs are accounted for on an accrual basis, and are charged against credit card revenue in the period in which the related benefits are earned by customers. See page 42 for a discussion of risks and uncertainty associated with an award program.

(u) Stock Options

Effective January 1, 2002, the Corporation adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123” (“SFAS No. 148”), and selected the prospective method of transition and began recognizing compensation expense based on the fair value method on newly granted stock awards. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period of the grant. Pursuant to the requirements of SFAS No. 123, as amended by SFAS No. 148, options granted prior to January 1, 2002, continue to be accounted for under APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Under APB No. 25, no compensation expense is recognized when the exercise price is greater than or equal to the market price of the underlying common stock on the date of grant.

(v) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases and are measured using the enacted tax rates and laws that are currently in effect. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period in which the change occurs.

(w) Cash Flow Reporting

Cash and cash equivalents consist of cash and due from banks, whether interest-bearing or not. Net reporting of cash transactions has been used when the balance sheet items consist predominantly of maturities of three months or less, or where otherwise permitted. Other items are reported on a gross basis.

(x) New and Pending Accounting Pronouncements

The Corporation adopted in 2003 the following new accounting pronouncements and will adopt in 2004 the following pending accounting pronouncements.

BANK ONE 2003 ANNUAL REPORT 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Costs Associated with Exit or Disposal Activities

Effective January 1, 2003, the Corporation adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) which supercedes EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. The impact of adoption was not material to the Corporation’s results of operations, financial position or cash flows.

Accounting and Disclosure Requirements for Guarantees

Effective December 31, 2002, the Corporation adopted the disclosure provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”), which required additional disclosures by a guarantor about its obligations under certain guarantees that it has issued. Effective January 1, 2003, the Corporation adopted the accounting provisions of FIN No. 45, which also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant instruments impacted for the Corporation are financial and performance standby letters of credit. The required FIN No. 45 disclosures have been incorporated into Note 23, “Financial Instruments with Off-Balance Sheet Risk,” that appears beginning on page 104. The impact of adoption was not material to the Corporation’s results of operations, financial position or cash flows.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which provides further guidance on the accounting for variable interest entities. As permitted by FIN No. 46R, and described in (b) above, the Corporation applied the provisions of FIN No. 46 as of December 31, 2003. The Corporation consolidated $39.6 billion of assets and liabilities as a result of implementing FIN No. 46 related to its asset-backed conduit business and an investment vehicle. The Corporation will adopt the provisions of FIN No. 46R in the first quarter 2004. The Corporation does not expect the impact of the adoption of FIN No. 46R in the first quarter 2004 to be significant. See Note 14
“Long-Term Debt,” beginning on page 95. For additional discussion of the Corporation’s asset-backed conduit business and the related impact of FIN No. 46, see “Asset-Backed Finance Programs” beginning on page 74.
     The Corporation’s retained interest in its credit card securitizations and its investments in commercial mortgage-backed securities will not be consolidated since both transaction structures are exempt from the requirements of FIN No. 46 and FIN No. 46R.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Corporation adopted SFAS No. 149 effective July 1, 2003. The impact of adoption was not material to the Corporation’s results of operations, financial position or cash flows.

Accounting and Reporting for Certain Long-Duration Contracts and Separate
Accounts

In 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” (“SOP 03-1”) which provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. The SOP 03-1 clarifies, among other things, the definition and accounting for separate accounts, contractholder funds and requires companies to distinguish between insurance contracts and investment contracts based on the amount of mortality or morbidity risks inherent in the contract. For contracts classified as insurance contracts that contain death or other insurance benefit features, a liability in excess of the account balance must be established to reflect the benefits expected to be paid in future periods. Reinsurers of such risks should also establish an equivalent liability.
     The SOP 03-1 is effective for fiscal years beginning after December 15, 2003, with earlier application encouraged. The Corporation will apply the provisions of SOP 03-1 as of January 1, 2004, through a cumulative change in accounting principle recorded in earnings. Based on information as of December 31, 2003, the expected impact of SOP 03-1 is not material to the Corporation’s results of operations, financial position or cash flows.

86 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Certain Financial Instruments with Characteristics of Both
Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 modifies the accounting for certain financial instruments with characteristics of both liabilities and equity. The Corporation adopted SFAS No. 150 effective July 1, 2003. Previously, guaranteed preferred beneficial interests in the Corporation’s junior subordinated debt were classified as a separate liability, with distributions on these securities included in interest expense on long-term debt. Under SFAS No. 150, guaranteed preferred beneficial interest is included as a component of long-term debt, with no change in the reporting of distributions.

Note 2 – Earnings Per Share

Basic EPS is computed by dividing income available to common stockholders by the average number of common shares outstanding for the period. Except when the effect would be antidilutive, the diluted EPS calculation includes shares that could be issued under outstanding stock options and the employee stock purchase plans.

     The computation of basic and diluted earnings per share follows:

For the Year Ended December 31,	2003	2002	2001

(In millions, except per share data)
Income from continuing operations before cumulative effect of change in accounting principle, net of taxes	$3,125	$3,256	$2,649
Income from discontinued operations, net of taxes of $233, $22, $19	410	39	33
Cumulative effect of change in accounting principle, net of taxes of ($25)	—	—	(44)

Net income	3,535	3,295	2,638
Preferred stock dividends	—	—	(10)

Net income available to common stockholders for basic and diluted EPS	$3,535	$3,295	$2,628

Average shares outstanding	1,126	1,162	1,166
Dilutive effect of stock options	9	10	8

Average shares outstanding assuming full dilution	1,135	1,172	1,174

Basic earnings per share Income from continuing operations	$2.78	$2.80	$2.25
Income from discontinued operations	0.36	0.03	0.03
Cumulative effect of change in accounting principle	—	—	(0.03)

Net income	$3.14	$2.83	$2.25
Diluted earnings per share Income from continuing operations	$2.75	$2.77	$2.25
Income from discontinued operations	0.36	0.03	0.03
Cumulative effect of change in accounting principle	—	—	(0.04)

Net income	$3.11	$2.80	$2.24

BANK ONE 2003 ANNUAL REPORT 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Acquisitions

In the fourth quarter 2003, the Corporation purchased Security Capital Research & Management Incorporated, a recognized expert in developing real estate investment products, with approximately $3.9 billion in assets under management.
     Effective September 1, 2003, the Corporation acquired for cash, key business components of Zurich Life, a U.S. life and annuity operation of Zurich Financial Services Group.
     Zurich Life, based in Schaumburg, Illinois, is a leading underwriter of term life insurance serving consumers through both a national network of licensed brokers/insurance agents and the direct marketing platform of its Zurich Direct agency. It is also a significant underwriter of fixed and variable annuities, with a recognized expertise in the teachers’ annuity market. Zurich Life has regulatory and operating insurance authority in all 50 states. The acquisition expands the Corporation’s existing insurance product offering.
     The Corporation recorded the Zurich Life assets acquired and liabilities assumed, including insurance policy and claims reserves, at fair value. The Corporation acquired total assets of approximately $6.7 billion, consisting primarily of fixed income investment securities, and $6.3 billion of insurance policy and claims reserves, and recorded approximately $116 million in goodwill. In conjunction with the acquisition, the Corporation reinsured separate accounts of the seller, Zurich Financial Services Group, that are netted in the Corporation’s balance sheet in accordance with FIN No. 39.
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
     Subsequently in 2001, the Corporation ended the agent bank relationship and sold back to Wachovia the approximately $1.3 billion of consumer credit card receivables of customers who also have a Wachovia retail banking relationship. Wachovia paid a $350 million termination fee and reimbursed the Corporation for the premium paid on the repurchased receivables and conversion costs related to the repurchase. The Corporation accounted for these amounts received from Wachovia as a reduction of acquisition intangibles.

Note 4 – Discontinued Operations

On November 14, 2003, the Corporation sold its corporate trust services business to JPMorgan Chase for approximately $720 million and recorded a gain of $380 million, net of taxes, from discontinued operations. The sale included the corporate, municipal, structured finance and escrow businesses as well as the document custody and London corporate trust operations. Approximately 10% of the sales price remains unpaid because it is contingent upon business retention. As part of the sale, the Corporation has agreed to indemnify, subject to certain limitations, JPMorgan Chase for losses, liabilities or obligations relating in any manner to, or arising from the corporate trust services business, or any corporate trust agreement to the extent such losses arose or were incurred prior to the sale date or resulted from the operation of the corporate trust services business prior to closing. Accordingly, the Corporation recorded a reserve for those potential losses. As discussed in Note 32, “Subsequent Events,” on page 111, on January 14, 2004, the Corporation announced an agreement to merge with JPMorgan Chase.
     The Corporation began reporting the results of the corporate trust services business in the Corporation’s consolidated income statements and consolidated statements of cash flows separately as discontinued operations following the July 23, 2003, agreement to sell. In addition, the results of these discontinued operations were transferred from the Investment Management Group to the Corporate line of business.
     The following is summarized financial information for discontinued operations:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Total revenues	$730	$131	$114
Total expenses (excluding taxes)	87	70	62

Pretax income	$643	$61	$52

Income from discontinued operations, net of tax	$410	$39	$33

Total assets	$72	$84	$239

Note 5 – Restructuring-Related Activity

Actions under the fourth quarter 2001 and the second quarter 2000 restructuring plans have been completed with only payments of identified obligations remaining, which consist primarily of lease obligations. Unpaid amounts totaled $62 million and $35 million for these plans, respectively, as of December 31, 2003, and will be paid as required over the remaining contractual obligation periods.

88 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Business Segments

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
     For additional disclosures regarding the Corporation’s segments see the “Business Segment Results and Other Data” section beginning on page 34.
     The following table summarizes certain financial information by line of business for the years indicated:

	Total revenues from			Income taxes			Income (loss)
For the Year Ended	continuing operations			provision (benefit) for			from continuing
December 31,	FTE (1)			continuing operations(1)			operations			Total assets

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

(In millions, except identifiable assets in billions)
Retail	$6,303	$6,073	$5,837	$897	$847	$639	$1,558	$1,451	$1,046	$58,772	$56,007	$51,939
Commercial Banking	4,014	4,111	4,347	464	162	251	1,197	617	700	136,812	94,260	101,186
Card Services	4,938	4,864	4,021	723	741	542	1,159	1,166	907	44,792	45,391	35,385
Investment Management Group (2)	1,480	1,298	1,297	203	192	175	345	324	293	15,839	8,491	8,357
Corporate (2)	(361)	534	377	(860)	(351)	(377)	(1,134)	(302)	(297)	70,348	73,836	72,640

Total before cumulative effect of change in accounting principle	16,374	16,880	15,879	1,427	1,591	1,230	3,125	3,256	2,649	326,563	277,985	269,507
Cumulative effect of change in accounting principle, net of taxes ($25)	—	—	—	—	—	—	—	—	(44)	—	—	—

Total	$16,374	$16,880	$15,879	$1,427	$1,591	$1,230	$3,125	$3,256	$2,605	$326,563	$277,985	$269,507

(1)	Revenue and provision (benefit) for income tax includes taxable equivalent adjustments of $162 million, $145 million and $131 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	Amounts presented are for continuing operations. Refer to Note 4, “Discontinued Operations,“ on page 88 for information related to corporate trust services.

Note 7 – Interest Income and Interest Expense

Details of interest income and expense were as follows:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Interest Income
Loans, including fees (1)	$8,828	$9,947	$13,213
Bank balances	32	10	98
Federal funds sold and securities under resale agreements	156	159	418
Trading assets	366	256	309
Investment securities	3,279	3,515	3,219

Total interest income	12,661	13,887	17,257

Interest Expense
Deposits (1)	2,032	2,711	4,881
Federal funds purchased and securities sold under repurchase agreements	270	271	633
Other short-term borrowings	341	262	659
Long-term debt	1,869	2,088	2,479

Total interest expense	4,512	5,332	8,652

Net Interest Income	8,149	8,555	8,605
Provision for credit losses	2,045	2,487	2,510

Net Interest Income After Provision for Credit Losses	$6,104	$6,068	$6,095

(1)	Prior period amounts have been reclassified to conform to the current year presentation.

BANK ONE 2003 ANNUAL REPORT 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Investment Securities

A summary of the Corporation’s investment portfolio follows:

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Value
At December 31, 2003	Cost	Gains	Losses	(Book Value)

(In millions)
U.S. Treasury	$5,606	$28	$30	$5,604
U.S. government agencies	31,228	330	40	31,518
States and political subdivisions	1,262	59	9	1,312
Retained interests in securitized credit card receivables (1)	26,626	179	—	26,805
Other debt securities	12,734	181	16	12,899
Equity securities (1)	4,252	5	7	4,250

Total available for sale securities	$81,708	$782	$102	82,388

Principal and other investments (2)				2,563
Total investment securities				$84,951

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Value
At December 31, 2002	Cost	Gains	Losses	(Book Value)

(In millions)
U.S. Treasury	$1,310	$25	$—	$1,335
U.S. government agencies	26,419	635	14	27,040
States and political subdivisions	1,116	54	1	1,169
Retained interests in securitized credit card receivables (1)	28,202	147	—	28,349
Other debt securities	4,719	40	14	4,745
Equity securities (1)	3,406	4	1	3,409

Total available for sale securities	$65,172	$905	$30	66,047

Principal and other investments (2)				1,596
Total investment securities				$67,643

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Value
At December 31, 2001	Cost	Gains	Losses	(Book Value)

(In millions)
U.S. Treasury	$1,424	$30	$4	$1,450
U.S. government agencies	25,265	113	132	25,246
States and political subdivisions	1,310	28	8	1,330
Retained interests in securitized credit card receivables (1)	23,998	107	—	24,105
Other debt securities	4,397	24	18	4,403
Equity securities (1)	2,775	10	15	2,770

Total available for sale securities	$59,169	$312	$177	59,304

Principal and other investments (2)				1,579
Total investment securities				$60,883

(1)	The fair values of certain securities for which market quotations were not available were estimated.

(2)	The fair values of certain securities reflect liquidity adjustments and other market-related factors, and include investments accounted for at fair value consistent with specialized industry practice.

     The following is a summary of the fair value of securities with unrealized losses and an aging of those unrealized losses:

At December 31, 2003	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$3,054	$30	$3	$—	$3,057	$30
U.S. government agencies	9,239	40	18	—	9,257	40
States and political subdivisions	178	9	—	—	178	9
Other debt securities	1,278	9	474	7	1,752	16
Equity securities (1)	153	7	—	—	153	7

Total temporarily impaired securities	$13,902	$95	$495	$7	$14,397	$102

(1)	The fair values of certain securities for which market quotations were not available were estimated.

     As of December 31, 2003, an other-than-temporary impairment adjustment of $80 million was recorded on securities in the investment portfolio. The majority of unrealized losses in the portfolio resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2003 is 1,064.
     For the year ended December 31, 2003, gross recognized gains and losses on available-for-sale investment securities were $472 million and $661 million, respectively. For the year ended December 31, 2002, gross recognized gains and losses on available-for-sale investment securities were $1.0 billion and $583 million, respectively. For the years ended December 31, 2003 and 2002, net recognized gains (losses) on principal investments were $330 million and $(426) million, respectively.

90 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Available-for-sale debt securities had the following maturity and yield characteristics:

	Due in 1 year		Due in 1 year		Due in 5 years
At December 31, 2003	or less		through 5 years		through 10 years		Due after 10 years		Total

	Amortized		Amortized		Amortized		Amortized		Amortized
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield

(Dollars in millions)
U.S. Treasury	$313	3.89%	$265	1.20%	$4,269	2.20%	$759	2.91%	$5,606	2.34%
U.S. government agencies	55	3.53	307	4.24	646	4.05	30,220	5.08	31,228	5.05
States and political subdivisions	78	5.07	217	4.82	340	4.43	627	4.73	1,262	4.69
Other debt securities	7,667	6.23	23,106	5.95	4,781	3.46	3,806	2.87	39,360	5.40

Total debt securities -at amortized cost	8,113	6.11	23,895	5.87	10,036	2.99	35,412	4.79	77,456	5.03
Total debt securities -at fair value	$8,173		$24,094		$10,119		$35,752		$78,138

     The distribution of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations.

Note 9 – Trading Assets and Liabilities

The fair values of the components of trading assets and liabilities at December 31, 2003 and 2002 were:

(In millions)	2003	2002

Trading account assets:
U.S. government & agency securities	$4,514	$3,058
Municipal securities	156	326
Corporate and other securities (1)	2,193	534
Mortgage-backed securities (2)	1,431	917
Asset-backed securities	812	725
Commercial paper	627	441
Equity securities	1,508	806
Other securities (3)	343	382

Total trading account assets	$11,584	$7,190

Trading account liabilities:
U.S. government & agency securities	$2,069	$946
Corporate and other securities (1)	751	350
Mortgage-backed securities (2)	472	348
Other securities (3)	326	313

Total trading account liabilities	$3,618	$1,957

(1)	Includes high yield securities and convertible securities.

(2)	Includes collateralized mortgage obligations and commercial mortgage-backed securities.

(3)	Includes certain investment in mutual funds.

     Net unrealized trading gains for the year ended December 31, 2003 related to trading assets and liabilities still held at the reporting date were $104.6 million.

Note 10 – Loans

Loan composition by line of business was as follows:

At December 31,	2003	2002

(In millions)
Retail:
Small business commercial	$10,216	$9,921
Home equity	26,432	20,853
Vehicle	13,571	14,661
Other personal	6,016	6,869

Total Retail	56,235	52,304
Commercial Banking:
Corporate banking:
Commercial and industrial	13,213	17,866
Commercial real estate	8,818	8,321
Lease financing	4,151	4,358
Other	941	1,014

Total corporate banking	27,123	31,559
Middle market:
Commercial and industrial	23,675	26,983
Commercial real estate	1,993	2,318
Lease financing	820	1,008
Other	141	27

Total middle market	26,629	30,336

Total Commercial Banking	53,752	61,895
Card Services	12,035	11,581
Investment Management Group	7,380	6,942
Corporate	8,745	15,403

Total loans	138,147	148,125
Less: Allowance for loan losses	3,472	3,923

Total loans, net	$134,675	$144,202

     Loans are net of unearned income of $1.7 billion and $2.3 billion as of December 31, 2003, and 2002, respectively. Loans held for sale, which are carried at the lower of cost or market value, totaled $12.0 billion and $6.9 billion at December 31, 2003, and 2002, respectively.
     The Corporation’s primary goal in managing credit risk is to minimize the impact of default by an individual borrower or group of borrowers. As a result, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. As of December 31, 2003, and 2002, there were no significant loan concentrations with any single borrower, industry or geographic segment (see “Credit Portfolio Composition” beginning on page 62).

BANK ONE 2003 ANNUAL REPORT 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A loan is considered impaired when it is probable that all principal and interest amounts due will not be collected in accordance with the loan’s contractual terms. Certain loans, such as loans carried at the lower of cost or fair value or small-balance homogeneous loans (e.g., credit card, home mortgages and installment credit) are exempt from impairment determinations for disclosure purposes. Impaired loans, accordingly, exclude commercial nonaccrual loans that are held for sale and consumer loans classified as nonaccrual. These loans totaled $829 million and $1.1 billion at December 31, 2003, and 2002, respectively.
     Impairment is recognized to the extent that the recorded investment of an impaired loan exceeds its value either based on the loan’s underlying collateral or the calculated present value of projected cash flows discounted at the contractual interest rate. Loans having a significant recorded investment are measured on an individual basis, while loans not having a significant recorded investment are grouped and measured on a pool basis.
     The Corporation’s impaired loan information was as follows:

At December 31,	2003	2002

(In millions)
Impaired loans with related allowance	$1,371	$2,183
Impaired loans with no related allowance (1)	—	11

Total impaired loans	$1,371	$2,194
Allowance for impaired loans (2)	305	551

At December 31,	2003	2002	2001

(In millions)
Average balance of impaired loans	$1,988	$2,462	$2,047
Interest income recognized on impaired loans	22	40	41

(1)	Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan do not require an allowance under SFAS No. 114, “Accounting by Creditors for Impairment of a loan - an amendment of FASB Statements No. 5 and 15.”

(2)	The allowance for impaired loans is included in the Corporation’s overall allowance for loan losses.

Maturity Distribution and Interest Rate Sensitivity of Loans

A distribution of the maturity of loans by line of business and, for those loans due after one year, a breakdown between those loans that have floating interest rates and those that have predetermined interest rates follows:

	One Year	One to Five	Over Five
At December 31, 2003	or Less	Years	Years	Total

(In millions)
Retail:
Small business commercial	$3,252	$4,318	$2,646	$10,216
Home equity	401	688	25,343	26,432
Vehicle	287	9,056	4,228	13,571
Other personal	1,055	474	4,487	6,016

Total Retail	4,995	14,536	36,704	56,235
Commercial Banking:
Corporate banking:
Commercial and industrial	3,607	7,580	2,026	13,213
Commercial real estate	4,766	4,007	45	8,818
Lease financing	200	374	3,577	4,151
Other	941	—	—	941
Middle market:
Commercial and industrial	14,633	7,868	1,174	23,675
Commercial real estate	986	879	128	1,993
Lease financing	61	489	270	820
Other	141	—	—	141

Total Commercial Banking	25,335	21,197	7,220	53,752

Card Services	12,035	—	—	12,035
Investment Management Group	982	3,281	3,117	7,380
Corporate	1,205	1,192	6,348	8,745

Total	$44,552	$40,206	$53,389	$138,147

Loans with floating interest rates		$21,092	$19,926	$41,018
Loans with predetermined interest rates		19,114	33,463	52,577

Total		$40,206	$53,389	$93,595

Foreign Outstandings

Foreign outstandings include loans, balances with banks, acceptances, securities, equity investments, accrued interest, other monetary assets and current credit exposure on derivative contracts. At year-end 2003, 2002 and 2001, there were no countries for which cross-border and net local country claims exceeded 1.0% of total assets.
     At December 31, 2003, Japan was the only country for which cross-border claims and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings amounted to $3.1 billion. At December 31, 2002, Japan and Germany were the only countries for which cross-border claims and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings totaled $4.5 billion in aggregate. At December 31, 2001, there were no countries for which cross-border and net local country claims totaled between 0.75% and 1.0% of total assets.

Note 11 – Credit Card Securitizations

The Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors or retained on balance sheet – a process referred to as securitization. Securitization

92 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

impacts the Corporation’s consolidated balance sheet by removing those credit card receivables that have been sold and by reclassifying, from loans to investments, those credit card receivables that have been transformed into certificate form (referred to as “Seller’s Interest”). Gain or loss on the sale of the credit card receivable depends in part on the previous carrying amount of the financial assets transferred between the assets sold or retained on balance sheet and the retained interests based on their relative fair value at the date of transfer. Gain or loss on the sale of the credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported in other income. Securitization also impacts the Corporation’s consolidated income statement by reclassifying interest income and fees, interchange income, credit losses and recoveries related to securitized receivables as credit card revenue. Credit card interest income and fees, credit losses and recoveries related to Seller’s Interest are reclassified to net interest income.
     The Corporation securitized approximately $11.5 billion, $6.8 billion and $3.8 billion of credit card receivables and recognized gains of $79 million, $55 million and $28 million in 2003, 2002 and 2001, respectively. Maturities of credit card securitizations during 2003 were $8.2 billion, with an additional $9.5 billion scheduled for 2004. During 2003, 2002 and 2001, the Corporation recognized $22 million, $50 million and $62 million, respectively, in net securitization amortization in the consolidated income statement, including amortization of transaction costs, as the gain on securitization from new transactions was offset by amortization as investors in individual series were repaid.
     A servicing asset or liability is not recognized in a credit card securitization (and thus not considered in the gain or loss computation) since the Corporation receives adequate compensation relative to current market servicing prices to service the receivables sold. Transaction costs in credit card securitizations are deferred and amor-
tized over the life of the security as a reduction of noninterest income.
     At December 31, 2003 and 2002, the estimated fair value of the interest-only strip associated with credit card securitizations was $221 million and $205 million, respectively, and the estimated fair value of the Seller’s Interest was $26.6 billion and $28.1 billion, respectively. The interest-only strip and Seller’s Interest are both recorded as investment securities. The investor portion of accrued interest receivable is recorded in other assets in 2003 and was $938 million and $685 million at December 31, 2003 and 2002, respectively.
     Certain estimates are used in determining the fair value of the interest-only strip at both the date of securitization and the balance sheet date, including the excess spread, average receivable life and the discount rate. The components of excess spread, which are estimated, include finance charge and fee revenue (excluding interchange income) generated by the securitized loans in excess of interest paid to investors, related net credit losses and contractual servicing fees. The resulting expected net revenues earned over the average life of the receivables are discounted at a rate commensurate with the risk to determine the fair value. Such estimates and assumptions are subject to change, and accordingly, the Corporation may not recover all of the recorded investment of the interest-only strip (and thus must be measured for impairment). The receivables in each trust have unique attributes and therefore the interest-only strip related to each trust is evaluated separately. The Seller’s Interest resulting from credit card securitizations is recorded at fair value using a present value approach, with assumptions that are consistent with the valuation of the interest-only strip.
     The following represents the Corporation’s key weighted-average assumptions used to estimate the fair value of the retained interests relating to credit card securitizations, and the pretax sensitivity of the fair values to immediate 10% and 20% adverse changes in these assumptions:

	Interest-Only Strip(1)		Seller’s Interest(2)		Total Retained Interests
At December 31,	2003	2002	2003	2002	2003	2002

(Dollars in millions)
Receivable Life:					0.5 years	0.5 years
10% Adverse Change	$23.2	$22.1	$17.5	$14.3	40.7	36.4
20% Adverse Change	46.6	44.2	35.1	28.8	81.7	73.0
Excess Spread:					1.43%	1.22%
10% Adverse Change	23.8	22.6	17.9	14.7	41.7	37.3
20% Adverse Change	47.6	45.2	35.9	29.4	83.5	74.6
Expected Net Credit Losses: (3)					5.73%	5.97%
10% Adverse Change	102.1	93.3	73.5	67.5	175.6	160.8
20% Adverse Change	204.3	183.9	147.1	119.3	351.4	303.2
Discount Rate:					10.00%	10.00%
10% Adverse Change	0.7	0.7	0.5	0.4	1.2	1.1
20% Adverse Change	1.5	1.4	1.1	0.9	2.6	2.3

(1)	The effect of adverse changes in key assumptions on the fair value of the interest-only strip would be recorded in noninterest income.

(2)	The effect of adverse changes in key assumptions on the fair value of the Seller’s Interest would be recorded in accumulated other adjustments to stockholders’ equity, net of tax, unless the decline in value is deemed to be other than temporary, which would result in a charge to noninterest income upon recognition.

(3)	Certain trust legal documents include finance charge and fee revenue reversals in the definition of net credit losses, resulting in a higher net credit loss rate for trust purposes.

     The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the retained interests, and thus the potential impact to the Corporation’s financial position and results of operations. However, the sensitivities of the fair values of the retained inter-
ests to changes in each key assumption may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables. Therefore, the sensitivity analysis does not purport to present the maximum impairment loss that would result from 10% and 20% adverse

BANK ONE 2003 ANNUAL REPORT 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

changes in these assumptions. Actual experience observed may result in changes in multiple key assumptions concurrently, the magnitude of which on the fair value of the retained interests would be dependent on the relative change and the direction of change. In addition, the sensitivity analysis does not give effect to corrective action that management could and would take to mitigate the impact of adverse changes in key assumptions. The asset values of the retained interests are periodically reviewed for other-than-temporary impairment.
     The key weighted-average economic assumptions and ranges of assumptions used to estimate the fair value of retained interests at the date of securitization (including transfer of new balances under revolving structures) for credit card securitizations occurring during 2003 were approximately the same as those used to value the retained interests at December 31, 2003.
     Delinquencies 30 days or more past due related to the securitized loans were $1.5 billion and $1.4 billion at December 31, 2003 and 2002, respectively. Delinquencies 30 days or more past due related to Seller’s Interest were $1.0 billion and $1.2 billion at December 31, 2003 and 2002, respectively.
     Net credit losses related to the securitized loans were $1.9 billion, $1.9 billion and $2.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively. Net credit losses related to Seller’s Interest were $1.3 billion, $1.2 billion, and $1.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively.
     Cash flows received from credit card securitization master trusts (i.e., QSPEs) were as follows:

For Year Ended December 31,	2003	2002	2001

(In millions)
Proceeds from reinvestment in revolving securitizations	$79,860	$60,633	$72,206
Proceeds from new securitizations	11,450	6,775	3,845
Servicing fees received	526	505	598
Cash flows received on retained interests (1)	2,235	2,586	2,577
Cash released from spread accounts	112	13	146

(1)	Includes cash flows from interest-only strips as well as interchange fees received from securitized accounts.
     For a detailed discussion of the Corporation’s loan securitization process for credit card loans, see the “Loan Securitizations” section on page 73.

Note 12 – Allowance for Credit Losses

The allowance for credit losses is comprised of an allowance for loan losses and a reserve for unfunded commitments and standby letters of credit.
     Changes in the allowance for loan losses were as follows:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Balance, beginning of year	$3,923	$3,975	$3,636
Additions (deductions):
Charge-offs	(3,063)	(2,829)	(2,630)
Recoveries	455	364	342

Net charge-offs	(2,608)	(2,465)	(2,288)
Provision for loan losses	2,157	2,438	2,431
Transfers (1)	—	(25)	196

Balance, end of year	$3,472	$3,923	$3,975

(1)	Transfers to the allowance for loan losses in 2001 primarily represent the addition of the Wachovia credit card portfolio.
     Changes in the reserve for unfunded commitments and standby letters of credit were as follows:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Balance, beginning of year	$602	$553	$474
Provision for credit losses	(112)	49	79

Balance, end of year	$490	$602	$553

Note 13 – Goodwill and Other Intangible Assets

Effective January 1, 2002, the Corporation adopted SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets with an indefinite life are no longer amortized, but are subject to impairment tests at least annually.
     Goodwill is tested annually at the reporting segment level or more often if events or circumstances suggest potential impairment.
     Other acquired intangible assets determined to have a finite life, such as core deposits and credit card relationships, are amortized over their estimated useful life in a manner that best reflects the economic benefits of the intangible asset. Intangible assets with a finite life are periodically reviewed for other than temporary impairment.

     The impact of adopting SFAS No. 142 on net income and earnings per share, adjusted to exclude amortization expense (net of taxes), was as follows:

For the Year Ended December 31,	2003	2002	2001

(In millions except per share data)
Net income attributable to common stockholders’ equity	$3,535	$3,295	$2,628
Goodwill amortization, net of taxes of $25	—	—	44

Adjusted net income attributable to common stockholders’ equity	$3,535	$3,295	$2,672

Basic earnings per share:
Reported earnings per share	$3.14	$2.83	$2.25
Goodwill amortization	—	—	0.04

Adjusted basic earnings per share	$3.14	$2.83	$2.29

Diluted earnings per share:
Reported earnings per share	$3.11	$2.80	$2.24
Goodwill amortization	—	—	0.04

Adjusted diluted earnings per share	$3.11	$2.80	$2.28

94 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

During 2003, the Corporation completed the acquisitions of Zurich Life and Security Capital, which added goodwill to the Investment Management Group of $115.6 million and $47.0 million, respectively. As of December 31, 2003, the Corporation had goodwill of $2.1 billion with no impairment recorded.
     The allocation of goodwill by line of business was as follows:

At December 31, 2003

		Commercial	Card	Investment
(In millions)	Retail	Banking	Services	Management Group	Corporate	Total

Goodwill	$516	$139	$1,206	$200	$—	$2,061

Other Intangible Assets
Finite life intangible assets

During 2003, acquisitions and purchases added intangible assets totaling $14 million to the Investment Management Group and $142 million to Card Services which will be amortized over estimated useful lives of 15 years and 7 years, respectively.
     Capitalized mortgage-servicing rights for the year ended December 31, 2003 were $71 million. The remaining components of finite life intangible assets were as follows:

At December 31, 2003

(In millions)	Gross amount	Accumulated amortization	Net carrying value

Purchased customer relationships	$1,136	$732	$404
Other	433	164	269

Total intangible assets	$1,569	$896	$673

     For the year ended December 31, 2003, intangible assets amortization expense was $137 million.
     The amortization expense for intangible assets over the next five years was estimated to be as follows:

At December 31,	2004	2005	2006	2007	2008

(In millions)
Amortization expense	$138	$125	$88	$84	$56

Indefinite life intangible assets

As of December 31, 2003, indefinite life intangible assets that are not subject to amortization were $14.0 million.

Note 14 — Long-Term Debt

Long-term debt consists of borrowings having an original maturity of greater than one year. Original issue discount and deferred issuance costs are amortized into interest expense over the terms of the related notes. Long-term debt was as follows:

At December 31,	Interest Rate	Maturities	2003	2002

(Dollars in millions)
Parent Company
Senior debt:
Medium-term notes	1.25-7.63%	2004-2008	$12,322	$11,973
Other	—	—	5	6
Subordinated debt:
Notes	4.90-10.00%	2004-2027	6,820	7,270
Floating rate notes	—	—	—	150
Subsidiaries
Bank notes	1.07-7.50%	2004-2008	14,563	13,866
Subordinated notes	6.00-8.25%	2004-2008	913	1,590
Capital leases	4.27-12.60%	2004-2011	51	73
Federal Home Loan Bank advances	1.08-4.57%	2005-2010	4,865	3,715
Trust preferred	1.71-9.33%	2026-2031	3,315	3,315
Other (1)	1.00-15.93%	2004-2018	3,910	1,276

Total long-term debt			$46,764	$43,234

(1)	Includes $2.7 billion of long-term debt issued by the investment vehicle consolidated in conjunction with FIN No. 46. Investors in the investment vehicle have no recourse to the general assets of the Corporation.

BANK ONE 2003 ANNUAL REPORT 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation has sponsored ten trusts with a total aggregate issuance outstanding of $3.3 billion in trust preferred securities as follows:

At December 31, 2003	Trust Preferred			Junior Subordinated Debt Owned by Trust

		Initial		Initial
	Issuance	Liquidation	Distribution	Principal		Redeemable
(Dollars in millions)	Date	Value	Rate	Amount	Maturity	Beginning

Capital VI	September 28, 2001	$525	7.20%	$541.2	October 15, 2031	October 15, 2006
Capital V	January 30, 2001	300	8.00%	309.3	January 30, 2031	January 30, 2006
Capital IV	August 30, 2000	160	3-mo LIBOR plus 1.50%	164.9	September 1, 2030	September 1, 2005
Capital III	August 30, 2000	475	8.75%	489.7	September 1, 2030	See (1) below.
Capital II	August 8, 2000	280	8.50%	288.7	August 15, 2030	August 15, 2005
Capital I	September 20, 1999	575	8.00%	592.8	September 15, 2029	September 20, 2004
First Chicago
NBD Capital 1	January 31, 1997	250	3-mo LIBOR plus 0.55%	257.7	February 1, 2027	February 1, 2007
First USA
Capital Trust I (2)	December 20, 1996	200	9.33%	206.2	January 15, 2027	January 15, 2007
First Chicago
NBD Institutional Capital A	December 3, 1996	500	7.95%	515.5	December 1, 2026	December 1, 2006
First Chicago
NBD Institutional Capital B	December 5, 1996	250	7.75%	257.7	December 1, 2026	December 1, 2006

(1)	Redeemable at any time subject to approval by the Federal Reserve Board.

(2)	The Corporation paid a premium of $36 million to repurchase $193 million of these securities in 1997.

     These trust preferred securities are tax-advantaged issues that currently qualify for Tier 1 Capital treatment. Distributions on these securities are included as interest expense on long-term debt. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Corporation, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by the Corporation. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Corporation making payment on the related junior subordinated debentures. The Corporation’s obligations under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Corporation of each respective trust’s obligations under the trust securities issued by each respective trust. See Note 17, “Dividends and Capital Restrictions,” beginning on page 97 for discussion of the restrictions on the ability of the Corporation to obtain funds from its subsidiaries.
     The trust preferred securities are included in the Corporation’s Tier 1 Capital and Total Capital at December 31, 2003. In December 2003, FASB issued a FIN No. 46R that requires the deconsolidation of these statutory trusts in the first quarter 2004. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 Capital for regulatory capital purposes.
     Aggregate annual scheduled repayments of long-term debt which includes trust preferred securities were as follows:

At December 31, 2003	Total

(In millions)
2004	$8,977
2005	7,799
2006	8,717
2007	6,127
2008	5,136
Thereafter	10,008

Total	$46,764

Note 15 – Deposits and Short-Term Borrowings
Deposits
The maturity distribution of domestic time certificates of deposit of $100,000 and over and deposits in foreign offices, predominantly in amounts in excess of $100,000, were as follows:

At December 31, 2003	Amount	Percent

(Dollars in millions)
Domestic Time Certificates of Deposit of $100,000 and Over:
Three months or less	$1,633	18%
Over three months to six months	878	9
Over six months to twelve months	989	11
Over twelve months	5,660	62

Total	$9,160	100%

Foreign Offices:
Three months or less	$17,703	98%
Over three months to six months	46	—
Over six months to twelve months	4	—
Over twelve months	266	2

Total	$18,019	100%

     The Corporation has an aggregate amount of domestic other time deposits of $100,000 and over of $74 million at December 31, 2003, which primarily mature within three months.

96 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings:

	At Year-End		For the Year

						Highest
		Weighted-	Daily Average	Weighted-		Outstandings
December 31	Outstanding	Average Rate	Outstandings	Average Rate		at Month End

(Dollars in millions)
2003:
Federal funds purchased	$3,249	0.92%	$4,193	1.07%		$6,695
Securities sold under repurchase agreements	17,324	0.99	16,262	1.06		20,541
Bank notes	4,984	1.15	7,305	1.34		9,293
Commercial paper (1)	37,243	1.13	638	1.14		37,243
Other short-term borrowings	5,513	2.25	4,053	3.27		5,513

Total short-term borrowings	$68,313	1.18%	$32,451	1.40	%(2)

2002:
Federal funds purchased	$3,833	1.02%	$4,400	1.63%		$6,086
Securities sold under repurchase agreements	10,745	1.11	10,548	1.55		12,730
Bank notes	8,519	1.57	4,960	2.11		9,733
Commercial paper	567	1.65	485	2.26		567
Other short-term borrowings	3,220	1.41	3,441	2.61		5,310

Total short-term borrowings	$26,884	1.28%	$23,834	1.85	%(2)

2001:
Federal funds purchased	$3,171	1.62%	$5,121	4.32%		$6,353
Securities sold under repurchase agreements	10,557	1.43	11,543	3.57		13,386
Bank notes	4,529	3.07	8,267	5.48		13,047
Commercial paper	828	1.58	1,968	4.75		2,634
Other short-term borrowings	4,898	1.60	3,273	3.68		4,898

Total short-term borrowings	$23,983	1.83%	$30,172	4.31	%(2)

(1)	Includes $36.9 billion of commercial paper issued by the multi-seller conduits and investment vehicle consolidated in conjunction with FIN No. 46. Investors in the multi-seller conduits and investment vehicle have no recourse to the general assets of the Corporation.

(2)	The Corporation uses interest rate swaps to hedge certain short-term borrowings in its asset and liability management activities. The overall weighted average rate, including the effects of derivative contracts was 1.88%, 2.24% and 4.28% for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 16 — Preferred Stock

The Corporation is authorized to issue 50 million shares of preferred stock with a par value of $0.01 per share. On November 1, 2001, the Corporation redeemed all outstanding preferred stock with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both the Series B and C preferred stock was $100 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively. At December 31, 2000, the Corporation had outstanding 1,191,000 and 713,800 shares of Series B and C preferred stock, respectively, each with a stated value of $100 per share and a carrying value of $119 million and $71 million, respectively.

Note 17 — Dividends and Capital Restrictions

The Corporation’s national bank subsidiaries are subject to statutory limitations on their ability to pay dividends. Dividends cannot exceed the level of undivided profits. In addition, a national bank cannot declare a dividend, without regulatory approval, in an amount in excess of its net income for the current year and the combined net profits for the preceding two years.
     Based on these statutory requirements, the bank affiliates could have declared aggregate additional dividends of up to approximately $2.6 billion without regulatory approval at January 1, 2004. The payment of dividends by any bank may also be affected by other factors, such as the maintenance of adequate capital.
     The bank affiliates are subject to various regulatory capital requirements that require them to maintain minimum ratios of Total Capital and Tier 1 Capital to risk-weighted assets and of Tier 1 Capital to average assets. Failure to meet minimum capital requirements results in certain regulatory actions that could have a direct material effect on the bank affiliates’ financial statements. As of December 31, 2003, management believed that each of the bank affiliates met all applicable capital adequacy requirements and are correctly categorized as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that categorization that management believes have changed the institution’s category.
     The maximum amount of dividends, which can be paid to shareholders of insurance companies domiciled in Illinois or New York without prior approval of the state regulatory authorities, is subject to restrictions related to statutory surplus and income. The insurance companies could not have declared any dividends during 2003 without prior regulatory approval.

BANK ONE 2003 ANNUAL REPORT 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The capital amounts and ratios for the Corporation and its principal banking subsidiaries are presented as follows:

			Risk-	Adjusted	Tier 1	Total	Tier 1
	Tier 1	Total	Weighted	Average	Capital	Capital	Leverage
	Capital	Capital	Assets	Assets	Ratio (1)	Ratio (1)	Ratio	(2)

(Dollars in millions)
December 31, 2003
The Corporation (consolidated)	$24,499	$33,634	$245,441	$279,126	10.0%	13.7%	8.8%
Bank One, N.A. (Chicago)	16,835	22,783	166,219	211,189	10.1	13.7	8.0
Bank One, N.A. (Columbus)	3,625	6,001	53,915	64,011	6.7	11.1	5.7
Bank One, Delaware, N.A. (3)	2,569	2,711	19,050	17,311	13.5	14.2	14.8

December 31, 2002
The Corporation (consolidated)	$23,918	$33,119	$241,468	$267,321	9.9%	13.7%	8.9%
Bank One, N.A. (Chicago) (4)	17,407	24,059	178,171	215,270	9.8	13.5	8.1
Bank One, N.A. (Columbus) (5)	3,331	5,343	43,299	59,680	7.7	12.3	5.6
Bank One, Delaware, N.A. (3)	2,630	2,756	17,748	16,213	14.8	15.5	16.2

Well capitalized ratios (6)					6.0%	10.0%	5.0	%(7)
Minimum capital ratios (6)					4.0	8.0	3.0

(1)	Tier 1 Capital or Total Capital, as applicable, divided by risk-weighted assets. Risk-weighted assets include assets and off-balance sheet positions, weighted by the type of instruments and the risk weight of the counterparty, collateral or guarantor.

(2)	Tier 1 Capital divided by adjusted average quarterly assets (net of allowance for loan losses, goodwill and certain intangible assets).

(3)	Formerly First USA Bank, N.A.

(4)	Restated to show the effect of the 2003 mergers with Bank One, Oklahoma, N.A and Bank One, Kentucky, N.A.,

(5)	Restated to show the effect of the 2003 mergers with Bank One, Wheeling-Steubenville, N.A. and Bank One, West Virginia, N.A.

(6)	As defined by the regulations issued by the Federal Reserve Board, the FDIC and the OCC.

(7)	Represents requirements for bank subsidiaries pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no Tier 1 Leverage component in the definition of a well-capitalized bank holding company.

     Federal banking law restricts each bank subsidiary from extending credit to the Corporation in excess of 10% of the subsidiary’s capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements.

Note 18 — Supplemental Disclosures for
Accumulated Other Adjustments to Stockholders’ Equity

Accumulated other adjustments to stockholders’ equity are as follows:

	2003	2002	2001

(In millions)
Fair value adjustment on investment securities–available for sale:
Balance, beginning of period	$552	$78	$(15)
Change in fair value, net of taxes of $(142), $323 and $86 for the year ended December 31, 2003, 2002 and 2001, respectively	(237)	560	158
Reclassification adjustment, net of taxes of $68, $(50) and $(38) for the year ended December 31, 2003, 2002 and 2001, respectively	120	(86)	(65)

Balance, end-of-period	435	552	78

Fair value adjustment on derivative instruments–cash flow type hedges:
Balance, beginning of period	(560)	(146)	—
Transition adjustment at January 1, 2001, net of tax benefit of $56	—	—	(98)
Net change in fair value associated with current period hedging activities, net of tax benefits of $120, $425 and $70 for the year ended December 31, 2003, 2002 and 2001, respectively	(199)	(711)	(139)
Reclassification into earnings, net of taxes of $282, $178 and $49 for the year ended December 31, 2003, 2002 and 2001, respectively (1)	484	297	91

Balance, end-of-period	(275)	(560)	(146)

Accumulated translation adjustment:
Balance, beginning of period	—	3	10
Translation gain (loss), net of hedge results and taxes	2	(3)	(7)

Balance, end-of-period	2	—	3

Minimum pension liability: (2)
Balance, beginning of period	—	—	—
Minimum pension loss, net of taxes of $18	(35)	—	—

Balance, end-of-period	(35)	—	—

Total accumulated other adjustments to stockholders’ equity	$127	$(8)	$(65)

(1)	During 2001, $89 million after-tax of the transition adjustment recorded at January 1, 2001, was reclassified into earnings.

(2)	Relates primarily to the nonqualified supplemental pension plan.

98 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Employee Benefits

(a) Pension Plans
The Corporation’s qualified and nonqualified supplemental plans’ change in benefit obligation, change in plan assets and funded status reconciled to the amounts reported in the consolidated financial statements are as follows:

	2003			2002

(In millions)	Qualified	Nonqualified	Total	Qualified	Nonqualified	Total

Change in benefit obligation:
Benefit obligation, January 1	$2,419	$108	$2,527	$2,297	$98	$2,395
Service cost	99	2	101	101	3	104
Interest cost	157	7	164	166	7	173
Actuarial loss	225	6	231	182	16	198
Transfer out of plan	—	(2)	(2)	—	—	—
Benefits paid	(307)	(17)	(324)	(327)	(16)	(343)

Benefit obligation, December 31 (1)(2)	$2,593	$104	$2,697	$2,419	$108	$2,527

Change in plan assets:
Fair value of plan assets, January 1	$2,481	$—	$2,481	$2,747	$—	$2,747
Actual gain (loss) on plan assets	511	—	511	(219)	—	(219)
Corporation contribution (3)	520	17	537	280	16	296
Benefits paid	(307)	(17)	(324)	(327)	(16)	(343)

Fair value of plan assets, December 31	$3,205	$—	$3,205	$2,481	$—	$2,481

Funded Status	$612	$(104)	$508	$62	$(108)	$(46)
Unrecognized net loss	807	49	856	829	49	878
Unrecognized prior service cost	16	10	26	20	14	34
Unrecognized transition obligation	—	—	—	—	1	1

Net amount recognized, December 31	$1,435	$(45)	$1,390	$911	$(44)	$867

Prepaid benefit cost, December 31	$1,435	$—	$1,435	$911	$—	$911
Accrued benefit cost, December 31	—	(103)	(103)	—	(44)	(44)
Intangible asset	—	10	10	—	—	—
Accumulated other adjustments to stockholders’ equity	—	48	48	—	—	—

Net amount recognized, December 31	$1,435	$(45)	$1,390	$911	$(44)	$867

(1)	The Corporation acquired Zurich Life effective September 1, 2003, however no pension obligations or assets were assumed in the acquisition. The employees assumed in the acquisition will add approximately $2 million to expense in 2004.

(2)	The accumulated benefit obligation for the qualified plan at December 31, 2003 and 2002 was $2,515 million and $2,388 million, respectively. The accumulated benefit obligation for the nonqualified plan at both December 31, 2003 and 2002 was $103 million.

(3)	For the qualified pension plan, a discretionary $100 million was contributed to the qualified plan in January 2004. An additional discretionary $47 million is expected to be contributed to the qualified plan in 2004, conditional upon tax deductibility. For the nonqualified plan, $13 million is expected to be paid to participants from the Corporation’s assets during 2004.

     The net periodic pension cost (benefit) for 2003, 2002 and 2001 for the Corporation’s qualified and nonqualified supplemental pension plans was as follows:

	2003			2002			2001

(In millions)	Qualified	Nonqualified	Total	Qualified	Nonqualified	Total	Qualified	Nonqualified	Total

Service cost-benefits earned during the year	$99	$2	$101	$101	$3	$104	$92	$4	$96
Interest cost on benefit obligation	157	7	164	166	7	173	168	9	177
Expected return on plan assets	(264)	—	(264)	(272)	—	(272)	(287)	—	(287)
Amortization of prior service costs	4	5	9	4	5	9	4	4	8
Recognition of actuarial (gain) loss	—	7	7	—	5	5	(4)	3	(1)
Amortization of transition assets	—	—	—	—	—	—	(7)	—	(7)

Net periodic (benefit) cost	$(4)	$21	$17	$(1)	$20	$19	$(34)	$20	$(14)

     The fair value of the allocation of the Corporation’s pension plan assets at the end of 2003 and 2002, and the target allocation for 2004, by asset category, were as follows:

	Target Allocation	Allocation

At December 31,	2004	2003	2002

Equity securities	65%	63%	63%
Debt securities	35	37	37

Total	100%	100%	100%

BANK ONE 2003 ANNUAL REPORT 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The fund is rebalanced within ranges around the target allocation. The expected long-term rate of return on these plan assets was 7.5% in 2003 and 8.5% in 2002, derived using historical returns by asset category and expectations for future capital market performance.
     The Corporation’s pension plan assets are managed by internal and external investment managers. The fund is broadly diversified. Equity securities include the Corporation’s common stock in the amounts of $47 million (1.5% of total plan assets) and $38 million (1.5% of total plan assets) at the end of 2003 and 2002, respectively, and are limited to 2% of the fair value of plan assets.
     The assumptions used in determining the Corporation’s benefit obligation at December 31, and net periodic pension cost for the year ended December 31, for both qualified and nonqualified supplemental pension plans were as follows:

	Benefit Obligation (At December 31)				Net Periodic Cost (For the Year Ended December 31)

	2004	2003	2002	2001	2004	2003	2002	2001

Actuarial assumptions:	Projected				Projected
Weighted-average discount rate	6.00%	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%	7.50%
Weighted-average rate of compensation increase	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A	7.50%	7.50%	8.50%	9.50%

(b)	Postretirement Benefits Other Than Pensions
The Corporation sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. The Corporation’s postretirement benefit plans’ change in benefit obligation, change in plan assets, and funded status reconciled to the amounts reported in the consolidated financial statements were as follows:

(In millions)	2003	2002

Change in benefit obligation:
Benefit obligation, January 1	$252	$233
Interest cost	16	15
Acquisition of Zurich Life (1)	5	—
Actuarial loss	12	24
Benefits paid	(20)	(20)

Benefit obligation, December 31	$265	$252

Change in plan assets:
Fair value of plan assets, January 1	$80	$—
Implementation of retiree VEBA	—	76
Actual return on plan assets	5	6
Corporation contribution (2)	25	18
Benefits paid	(20)	(20)

Fair value of plan assets, December 31	$90	$80

Funded status	$(175)	$(172)
Unrecognized net actuarial loss	94	85
Unrecognized prior service cost	—	(12)

Net amount recognized, December 31	$(81)	$(99)

(1)	The Corporation acquired Zurich Life effective September 1, 2003, including its postretirement obligation of $5 million.

(2)	For the Corporation’s postretirement plans, employer contributions to the qualified plan in 2004 are expected to be no greater than $16 million. In addition, $8 million in benefit payments is expected to be paid from the Corporation’s assets during 2004.
     Net periodic cost for postretirement health care and life insurance benefits during 2003, 2002 and 2001 were as follows:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Interest cost on benefit obligation	$16	$15	$14
Expected return on plan assets	(5)	(3)	—
Amortization of prior service costs	(12)	(12)	(12)
Recognition of actuarial loss	3	3	—

Net periodic postretirement cost	$2	$3	$2

     The target and actual asset allocation for postretirement benefits other than pensions is 100% invested in tax-exempt municipal debt securities.

100 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The assumptions used in determining the Corporation’s benefit obligation at December 31, and net periodic cost for the year ended December 31, for the postretirement benefit obligation were as follows:

	Benefit Obligation (At December 31)				Net Periodic Cost (For the Year Ended December 31)

	2004	2003	2002	2001	2004	2003	2002	2001

Actuarial assumptions:	Projected				Projected
Weighted-average discount rate	6.00%	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%	7.50%
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A	4.75%	5.40%	5.40%	5.40%

     The expected rate of return on plan assets was determined using historical returns, current yields and expectations for future capital market performance.
     For measurement of the December 31, 2003, benefit obligation, an annual rate of increase of 10.00% was assumed for 2004 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in the years 2011 and thereafter. For measurement of the 2003 periodic cost, an annual rate of increase of 10.00% was assumed for 2003 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in years 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported. Accordingly, a one-percentage-point change in assumed health care cost trend rates would have the following effect:

(In millions)	1% increase	1% decrease

Effect on 2003 service and interest cost components	$1	$(1)
Effect on December 31, 2003, accumulated postretirement benefit obligation	$20	$(17)

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law which would provide plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor’s postretirement heath care plans. The Corporation is currently reviewing the impact of the Act and has elected to defer recognition of the benefit to its postretirement health care plans; as a result, the reported benefit obligation and net periodic postretirement cost as of and for the year ended December 31, 2003 do not reflect the effects of the Act. The election to defer will expire when either the FASB issues specific authoritative guidance on the accounting for the federal subsidy or a significant event (e.g., business combination) occurs that would require the remeasurement of the plan’s assets and obligations.

(c) 401(k) Plan

The Corporation sponsored a 401(k) plan that covered substantially all of its employees. The expense related to this plan was $99 million in 2003, $98 million in 2002 and $95 million in 2001.

Note 20 – Stock-Based Compensation

The Corporation utilizes several types of stock-based awards as part of its overall compensation program. In addition, the Corporation provides employees the opportunity to purchase its shares through its Employee Stock Purchase Plan. The
Corporation’s stock-based compensation plans provide for granting of awards to purchase or receive common shares and include limits as to the aggregate number of shares available for grants and the total number of shares available for grants of stock awards in any one year. Compensation cost charged against income for the Corporation’s stock-based compensation plans was $180 million for 2003, $118 million for 2002 and $70 million for 2001.
     Awards under the Corporation’s stock compensation plans vest over periods ranging from three to five years. Therefore, the expense related to stock option compensation included in the determination of net income for 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. The net income and earnings per share implications if the fair value method had been applied to all awards which vested during the years ended December 31, 2003, 2002 and 2001 would have been as follows:

For the Year Ended December 31,	2003	2002	(1)	2001

(In millions)
Net income attributable to common stockholders’ equity(2)	$3,535	$3,295		$2,628
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	115	75		44
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, vested during the year, net of related tax effects (3)	147	138		266

Pro forma net income attributable to common stockholders’ equity	$3,503	$3,232		$2,406
Earnings per share:
Basic – as reported	$3.14	$2.83		$2.25
Basic – pro forma	3.11	2.78		2.06

Diluted – as reported	$3.11	$2.80		$2.24
Diluted – pro forma	3.09	2.76		2.05

(1)	In 2002, management refined its methodology in estimating proforma compensation cost. Accordingly, the 2001 proforma compensation cost has been adjusted for comparability purposes.

(2)	Includes the impact of preferred stock dividends of $10 million in 2001.

(3)	Stock option awards granted in 1999 and 2000 were fully vested by early 2002.

BANK ONE 2003 ANNUAL REPORT 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As discussed in Note 32, “Subsequent Events,” on page 111, the Corporation has announced an agreement to merge with JPMorgan Chase. Certain employee stock-based awards have provisions that accelerate vesting upon change of control.

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
     Beginning with the 2003 annual award, the options granted vest in three years, have a term of six years, and have a two-year restriction on selling shares acquired through the exercise of the options granted. Options granted prior to 2002 under the Corporation’s stock-based compensation program generally vest ratably over a five-year period and have a term of ten years. Certain pre-2003 option grants include the right to receive additional option grants (“reload” or “restorative” options) in an amount equal to the number of common shares used to satisfy the exercise price and applicable withholding taxes. Upon grant, reload options assume the same remaining term as the related original option and vest six months from the date of grant.
     Summarized stock option activity and details of the Corporation’s stock options outstanding follow:

For the year ended December 31,	2003		2002		2001

		Wtd. Avg.		Wtd. Avg.		Wtd. Avg.
		Exercise		Exercise		Exercise
(Shares in thousands)	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	96,112	$37.57	90,482	$35.72	77,315	$34.17
Granted	19,160	39.51	20,063	40.95	23,573	37.73
Exercised	(11,916)	28.58	(10,223)	26.60	(7,262)	25.09
Forfeited	(6,233)	42.57	(4,210)	41.16	(3,144)	36.72

Outstanding at December 31	97,123	$38.73	96,112	$37.57	90,482	$35.72

Exercisable at December 31	52,530	$38.39	58,037	$36.84	45,525	$36.30

At December 31, 2003	Options Outstanding				Options Exercisable

		Wtd. Avg.	Wtd. Avg.			Wtd. Avg.
(Shares in thousands)	Number	Exercise	Remaining		Number	Exercise
Range of Exercise Prices	Outstanding	Price	Contractual Life		Exercisable	Price

Less than $20.00	517	$16.42	1.0	years	517	$16.42
$20.01-$25.00	1,741	24.62	2.4		1,741	24.62
$25.01-$30.00	16,691	26.61	11.7		15,371	26.46
$30.01-$35.00	3,633	32.73	5.6		2,531	32.42
$35.01-$40.00	40,088	38.59	6.2		11,085	37.89
$40.01-$45.00	17,237	41.36	8.3		4,082	41.60
$45.01-$55.00	13,998	49.80	7.6		13,985	49.81
Greater than $55.00	3,218	59.08	4.6		3,218	59.08

Total	97,123	$38.73	7.5	years	52,530	$38.39

(c) Employee Stock Purchase Plan

The Corporation sponsors an Employee Stock Purchase Plan designed to encourage employee stock ownership. This plan generally allows eligible employees to purchase shares of the Corporation’s common stock at a 15% discount from the market price at the beginning of an offering or the market price at the end of such offering, whichever is lower. During the current two-year offering period, employees are allowed to make deposits of up to 20% of their earnings (up to a designated maximum) on an annual basis to an interest-bearing savings account to purchase the number of shares permissible under the plan. The maximum number of shares each participant may purchase cannot exceed the contribution limit divided by the applicable purchase price on the offering date.
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

102 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Summarized stock-based compensation grants and their related weighted-average grant-date fair values follow:

For the Year Ended December 31,	2003		2002			2001

		Wtd. Avg.			Wtd. Avg.		Wtd. Avg.
		Grant Date			Grant Date		Grant Date
	Number	Fair Value	Number		Fair Value	Number	Fair Value
(Shares in thousands)	of Shares	Per Share	of Shares		Per Share	of Shares	Per Share

Stock option plans	19,160	$9.44	20,063		$12.68	23,573	$13.34
Restricted shares	4,047	38.37	3,488		37.68	2,065	37.68
Employee stock purchase plan	—	—	3,300	(1)	11.48	2,483	9.68

(1)	Estimated number of shares that employees would purchase under the 2002 plan.

     The following assumptions were used to determine the Black-Scholes weighted-average grant date fair value of options granted during 2003, 2002 and 2001:

	Stock Option Plans			Employee Stock Purchase Plan

Weighted-average assumptions:	2003	2002	2001	2002-2003	2001

Expected dividend yield	2.38%	1.97%	2.29%	2.18%	2.30%
Expected volatility	34.16	35.84	36.85	32.46	33.80
Risk-free interest rate	2.47	4.34	5.02	2.75	2.61
Expected life (in years)	3.41	4.88	4.64	1.98	1.50

     Certain employee stock-based awards have provisions that accelerate vesting upon change of control. See Note 32, “Subsequent Events,” on page 111 for a discussion of the announced merger with JPMorgan Chase.

Note 21 – Income Taxes

The components of total applicable income tax expense (benefit) in the consolidated income statement follow:

For the Year Ended December 31,	2003	2002	2001

(In millions)
Income tax expense (benefit):
Current:
Federal	$1,347	$1,208	$797
Foreign	13	7	11
State	135	144	115

Total	1,495	1,359	923
Deferred:
Federal	—	138	194
Foreign	—	1	5
State	3	(30)	(4)

Total	3	109	195

Applicable income taxes	$1,498	$1,468	$1,118

     The tax effects of cash flow hedge adjustments, fair value adjustments on securities available for sale, certain tax benefits related to stock options, minimum pension liability adjustments and foreign currency translation adjustments are recorded directly to stockholders’ equity. The net tax charge (benefit) recorded directly to stockholders’ equity was $14 million in 2003, $(28) million in 2002 and $(47) million in 2001.
     A reconciliation of expected income tax expense at the federal statutory rate of 35% to the Corporation’s applicable income tax expense (benefit) and effective tax rate follows:

For the Year Ended December 31,	2003		2002		2001

(Dollars in millions)
Statutory tax rate	$1,762	35.0%	$1,667	35.0%	$1,330	35.0%
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	90	1.8	74	1.6	72	1.9
Tax-exempt interest	(51)	(1.0)	(50)	(1.1)	(56)	(1.5)
Tax credits	(314)	(6.2)	(287)	(6.1)	(231)	(6.1)
Cash surrender value of life insurance	(53)	(1.1)	(54)	(1.1)	(57)	(1.5)
Other, net	64	1.3	118	2.5	60	1.6

Applicable income taxes	$1,498	29.8%	$1,468	30.8%	$1,118	29.4%

BANK ONE 2003 ANNUAL REPORT 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A net deferred tax liability is included in other liabilities in the consolidated balance sheet as a result of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases. The components of the net deferred tax liability follow:

For the Year Ended December 31,	2003	2002

(In millions)
Deferred tax liabilities:
Deferred income on lease financing	$3,695	$4,042
Prepaid pension costs	486	315
Deferred fee income	487	461
Other	266	176

Gross deferred tax liabilities	4,934	4,994
Deferred tax assets:
Allowance for credit losses	1,488	1,691
Purchased intangibles	215	289
Deferred compensation	284	257
Other	883	678

Gross deferred tax assets	2,870	2,915

Net deferred tax liability	$2,064	$2,079

     As of December 31, 2003, the Corporation has foreign tax credit carryforwards totaling $25 million. These credits will expire after 2005 if not used. Management believes that it is more likely than not that these credits will be used within the carryforward period.

Note 22 – Lease Commitments

The Corporation has entered into a number of operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases were as follows:

At December 31, 2003

(In millions)
2004	$219
2005	207
2006	187
2007	164
2008	150
2009 and thereafter	879

Total	$1,806

     Rental income from premises leased to others in the amount of $74 million in 2003, $78 million in 2002 and $77 million in 2001 has reduced occupancy expense. Rental expense under operating leases approximated $327 million in 2003, $328 million in 2002 and $332 million in 2001.

Note 23 – Financial Instruments with Off-Balance Sheet Risk

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
     This note does not address the amount of market losses the Corporation would incur if future changes in market prices make financial instruments with off-balance sheet market risk less valuable or more onerous. For a more detailed discussion of off-balance sheet activities see the “Off-Balance Sheet Activities” section on page 74.

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

(b) Credit-Related Financial Instruments

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit were as follows:

At December 31,	2003	2002

(In millions)
Unused credit card lines	$348,037	$337,470
Unused loan commitments	109,001	134,844
Commercial letters of credit	840	545

     Effective December 31, 2003, the Corporation consolidated certain variable interest entities related to the asset-backed conduit business in accordance with FIN No. 46. The multi-seller conduits had unfunded commitments outstanding of $12.8 billion as of December 31, 2003 to purchase additional assets from customers. Investors in the multi-seller conduits have no recourse to the general assets of the Corporation. For additional information, see the “Asset-Backed Finance Programs” discussion beginning on page 74.
     Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of these unused commitments does not necessarily represent future cash requirements.

104 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(c) Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FIN No. 45:

For the Year Ended December 31,	2003			2002

	Contract	Carrying		Contract	Carrying
(In millions)	Amount	Value	(3)	Amount	Value	(3)

Standby letters of credit and foreign office guarantees (1) (2)	$25,874	$291		$23,979	$218
Loans sold with recourse	2,620	10		4,742	10
Swap guarantees	102	4		222	9
Asset purchase agreements (4)	2,155	—		2,453	—

(1)	The contract amount of financial standby letters of credit and foreign office guarantees and performance standby letters of credit and foreign office guarantees totaled $22.6 billion and $3.3 billion and $20.4 billion and $3.6 billion at December 31, 2003 and 2002, respectively.

(2)	Includes $8.8 billion and $7.1 billion at December 31, 2003, and December 31, 2002, respectively, participated to other institutions.

(3)	The carrying value of financial guarantees includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with FASB Statement No. 5, “Accounting for Contingencies” (“SFAS No. 5”). These amounts are reported in other liabilities.

(4)	Certain asset purchase agreements entered into in conjunction with the Corporation’s asset-backed conduit programs qualify as financial guarantees under this new accounting guidance due to the specific structure of certain of these agreements. For additional discussion of the asset purchase agreements and the related off-balance sheet exposures, see pages 74-76.

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
     The Corporation also sells put options that are considered a form of financial guarantee when the counterparties that purchase the contracts actually own the reference financial instrument (generally loans, commodities and equities). A put option sold by the Corporation provides the counterparty the right to sell (i.e., “put”) the reference asset to the Corporation at a pre-determined price. The following table summarizes the Corporation’s inventory of sold put options as of December 31, 2003, in which it is probable that the counterparty owns the reference financial instrument:

	Contract	Carrying
(In millions)	Amount	Value

Loans	$9,467	$206
Commodities	551	(15)
Equities	55	(6)
Other	4,425	(7)

     The Corporation, as lending agent, will indemnify certain customers in securities lending transactions from default by the parties borrowing the securities. This indemnification is covered by the Corporation obtaining and maintaining collateral provided by the borrower exceeding 100% of the underlying security’s market value. The market value of securities indemnified by the Corporation were $3.5 billion as of December 31, 2003 and $3.0 billion as of December 31, 2002. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss, historical loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

Note 24 — Fair Value of Financial Instruments

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

BANK ONE 2003 ANNUAL REPORT 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Estimated fair values are determined as follows:

At December 31,	2003		2002

	Carrying	Estimated	Carrying	Estimated
(In millions)	Value	Fair Value	Value	Fair Value

Financial assets:
Cash and other short-term financial instruments (a)	$35,951	$35,951	$37,001	$37,001
Trading assets (a)	11,584	11,584	7,190	7,190
Investment securities (b)	84,951	84,951	67,643	67,643
Loans (c)	138,147	135,557	148,125	146,649
Allowance for loan losses	(3,472)	—	(3,923)	—

Loans, net	134,675	135,557	144,202	146,649
Derivative product assets (f)	5,208	5,208	4,273	4,273
Financial instruments in other assets (a)	1,371	1,371	1,315	1,315
Financial liabilities:
Deposits (d)	164,621	165,421	170,008	171,312
Securities sold not yet purchased (a)	3,618	3,618	1,957	1,957
Other short-term financial instruments (a)	64,913	64,913	25,149	25,149
Long-term debt (1) (e)	46,764	48,656	43,234	46,090
Derivative product liabilities (f)	4,050	4,050	3,838	3,838
Financial instruments in other liabilities (a)	1,268	1,268	1,532	1,532

(1)	Includes trust preferred capital securities.

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

(b) Investment Securities
Quoted market prices typically are used to estimate the fair value of debt investment securities. Quoted market prices for similar securities are used to estimate fair value when a quoted market price is not available for a specific debt investment security. See Note 8, “Investment Securities,” beginning on page 90 for the methodologies used to determine the fair value of equity investment securities.
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
     Commitments to extend credit and letters of credit typically result in loans with a market interest rate when funded. The recorded book value of deferred fee income and the reserve for unfunded commitments and standby letters of credit, approximates the fair value.

106 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Note 25 – Related Party Transactions

Certain executive officers, directors and their related interests are loan customers of the Corporation. These loans in the aggregate were less than 5% of stockholders’ equity at December 31, 2003, and 2002.

Note 26 – Pledged Assets

Assets having a book value of $46.5 billion as of December 31, 2003, and $56.9 billion as of December 31, 2002, were pledged as collateral for repurchase agreements, certain derivative instrument transactions, governmental and trust department deposits in accordance with federal and state requirements, and for other purposes required by law. The assets pledged generally were comprised of investment securities and loans. Of the total collateral pledged as of December 31, 2003, $7.8 billion of collateral, which was comprised of securities posted as collateral for repurchase agreements, was permitted to be sold or repledged by the secured party. The Corporation does not issue equity puts.
     The Corporation’s bank affiliates are required to maintain average noninterest-bearing cash balances in accordance with Federal Reserve Board regulations. The average required reserve balances were $2.6 billion in 2003 and $2.5 billion in 2002.

Note 27 – Collateral Policy Related to Certain Asset Transfer Activity

It is the Corporation’s policy to take possession of securities purchased under agreements to resell in order to secure the risk of counterparty nonperformance on a transaction. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and adjusts the level of collateral as necessary. With respect to securities lent, the Corporation receives collateral to secure the risk of counterparty nonperformance in the form of cash or other collateral, in an amount generally in excess of the fair value of the lent securities. The Corporation monitors the fair value of the securities lent on a daily basis, and additional cash or securities are obtained as necessary. At December 31, 2003, and 2002, the fair value of collateral accepted by the Corporation in connection with these activities was $10.6 billion and $7.0 billion, respectively, of which, $9.8 billion and $6.6 billion, respectively, had been sold or repledged as of the balance sheet date.
     The maximum outstanding amount of securities under resale and securities borrowing agreements at any month end during 2003 and 2002 was $15.4 billion and $8.1 billion, respectively. The average outstanding amount of securities under resale and securities borrowing agreements during 2003 and 2002 was $10.3 billion and $6.5 billion, respectively.

Note 28 – Contingent Liabilities

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

BANK ONE 2003 ANNUAL REPORT 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 29 — Parent Company Only Condensed Financial Statements

Condensed Balance Sheets

At December 31,	2003	2002

(In millions)
Assets
Cash and due from banks:
Bank subsidiaries	$14	$6
Interest-bearing due from banks:
Bank subsidiaries	3,907	7,128
Securities purchased under resale agreement	52	50
Investment securities	36	20
Loans and receivables-subsidiaries:
Bank subsidiaries	5,660	5,304
Nonbank subsidiaries	9,764	7,096
Investment in subsidiaries:
Bank subsidiaries	24,550	24,943
Nonbank subsidiaries	2,910	1,630
Other assets	784	834

Total assets	$47,677	$47,011

Liabilities and Stockholders’ Equity
Short-term borrowings:
Nonbank subsidiaries	$67	$63
Other	141	457
Long-term debt:
Nonbank subsidiaries	3,412	3,411
Other	19,154	19,407
Other liabilities	1,484	1,233

Total liabilities	24,258	24,571
Stockholders’ equity	23,419	22,440

Total liabilities and stockholders’ equity	$47,677	$47,011

Condensed Income Statements

For the Year Ended December 31,	2003	2002	2001

(In millions)
Operating Income:
Dividends:
Bank subsidiaries	$3,553	$1,634	$1,645
Nonbank subsidiaries	371	57	209
Interest income:
Bank subsidiaries	196	289	655
Nonbank subsidiaries	348	316	381
Other	3	1	3
Other income (loss):
Bank subsidiaries	(56)	1	5
Other	(8)	(11)	(2)

Total operating income	4,407	2,287	2,896
Operating Expense:
Interest expense:
Nonbank subsidiaries	250	253	234
Other	792	943	1,308
Restructuring-related reversals	—	(12)	(12)
Salaries and employee benefits	—	—	(1)
Professional fees and services	—	—	2
Other expense	177	5	34

Total operating expense	1,219	1,189	1,565
Income before income taxes and cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	3,188	1,098	1,331
Applicable income tax benefit	(284)	(224)	(202)

Income before cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	3,472	1,322	1,533
Equity in undistributed net income (loss) of subsidiaries:
Bank subsidiaries	(130)	2,181	1,300
Nonbank subsidiaries	193	(208)	(151)

Income before cumulative effect of change in accounting principle	3,535	3,295	2,682
Cumulative effect of change in accounting principle, net of taxes ($25)	—	—	(44)

Net income	$3,535	$3,295	$2,638

108 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30 – Continued-Parent Company Only Condensed Financial Statements
Condensed Statements of Cash Flows

For the Year Ended December 31,	2003	2002	2001

(In millions)
Cash Flows from Operating Activities:
Net income	$3,535	$3,295	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(3,987)	(3,664)	(3,003)
Cumulative effect of accounting change of subsidiaries	—	—	69
Dividends received from subsidiaries	3,924	1,691	1,854
Other operating adjustments	(87)	1,123	68

Net cash provided by operating activities	3,385	2,445	1,626

Cash Flows from Investing Activities:
Change in loans to subsidiaries	(2,993)	1,550	(435)
Change in capital investments in subsidiaries	(702)	(262)	(412)
Purchase of investment securities-available for sale	(62)	(15)	(79)
Proceeds from sales and maturities of investment securities-available for sale	2	16	189
Other, net	42	(19)	(30)

Net cash (used in) provided by investing activities	(3,713)	1,270	(767)

Cash Flows from Financing Activities:
Change in commercial paper and short-term borrowings	(318)	(100)	(624)
Proceeds from issuance of long-term debt	3,019	1,854	6,414
Redemption and repayment of long-term debt	(2,882)	(4,375)	(5,495)
Dividends paid	(1,005)	(982)	(991)
Proceeds from issuance of common and treasury stock	370	292	191
Purchase of treasury stock	(2,069)	(617)	(78)
Payment for redemption of preferred stock	—	—	(190)

Net cash used in financing activities	(2,885)	(3,928)	(773)

Net (Decrease) Increase in Cash and Cash Equivalents	(3,213)	(213)	86
Cash and Cash Equivalents at Beginning of Year	7,134	7,347	7,261

Cash and Cash Equivalents at End of Year	$3,921	$7,134	$7,347

Other Cash Flow Disclosures:
Interest paid	$1,031	$1,246	$1,501
Income tax received	(195)	(539)	(374)

BANK ONE 2003 ANNUAL REPORT 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31– Quarterly Financial Data (Unaudited)

	2003				2002

	Fourth	Third	Second	First	Fourth	Third	Second	First

(In millions, except per share data, ratios, and headcount)
Income Statement Data:
Total revenue, net of interest expense	$4,113	$4,084	$4,072	$3,943	$4,197	$4,154	$4,250	$4,134
Net interest income– fully taxable-equivalent (“FTE”) basis(1)	2,154	2,127	2,009	2,021	2,180	2,226	2,069	2,225
Noninterest income	2,004	1,998	2,102	1,959	2,053	1,966	2,217	1,944
Provision for credit losses	672	416	461	496	628	587	607	665
Noninterest expense	2,656	2,421	2,403	2,297	2,371	2,404	2,427	2,344
Income from continuing operations	593	874	847	811	832	813	835	776
Income from discontinued operations	385	9	9	7	10	10	8	11
Net income	978	883	856	818	842	823	843	787

Per Common Share Data:
Basic earnings per share:
Income from continuing operations	$0.53	$0.78	$0.75	$0.70	$0.72	$0.70	$0.71	$0.66
Income from discontinued operations	0.35	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Net income	$0.88	$0.79	$0.76	$0.71	$0.73	$0.71	$0.72	$0.67
Diluted earnings per share:
Income from continuing operations	$0.53	$0.78	$0.74	$0.70	$0.71	$0.69	$0.70	$0.66
Income from discontinued operations	0.34	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Net income	0.87	0.79	0.75	0.71	0.72	0.70	0.71	0.67
Cash dividends declared	0.25	0.25	0.21	0.21	0.21	0.21	0.21	0.21
Book value	20.92	20.05	19.70	19.44	19.28	18.79	18.37	17.81

Balance Sheet Data – Ending Balances:
Loans	$138,147	$141,710	$144,583	$144,747	$148,125	$150,389	$147,728	$152,126
Total assets	326,563	290,473	299,999	288,464	277,985	274,755	270,912	263,516
Deposits	164,621	163,411	172,015	167,075	170,008	164,036	157,518	158,803
Long-term debt (2)	46,764	44,225	46,070	44,950	43,234	42,481	43,756	44,194
Common stockholders’ equity	23,419	22,411	22,257	22,316	22,440	21,925	21,563	20,913
Total stockholders’ equity	23,419	22,411	22,257	22,316	22,440	21,925	21,563	20,913

Credit Quality Ratios:
Net charge-offs to average loans	3.11%	1.50%	1.35%	1.35%	1.65%	1.55%	1.62%	1.71%
Allowance for loan losses to period end loans	2.75	2.98	2.95	2.87	2.78	2.77	2.78	2.68
Allowance for credit losses to period end loans	3.14	3.34	3.35	3.31	3.20	3.17	3.19	3.06
Nonperforming assets to related assets(3)	1.73	2.06	2.28	2.38	2.38	2.48	2.65	2.58

Financial Performance:
Return on average assets	1.38%	1.23%	1.24%	1.22%	1.23%	1.24%	1.32%	1.21%
Return on average common equity	16.8	15.8	15.3	14.7	15.0	14.8	15.7	15.3
Net interest margin	3.50	3.45	3.37	3.45	3.65	3.83	3.67	3.89
Efficiency ratio	63.9	58.7	58.5	57.7	56.0	57.3	56.6	56.2

Headcount (4)	71,196	71,240	72,323	74,077	73,685	73,535	73,579	73,864

Capital Ratios:
Risk-based capital:
Tier 1	10.0%	9.8%	9.7%	10.0%	9.9%	9.5%	9.4%	9.0%
Total	13.7	13.5	13.6	13.8	13.7	13.0	13.0	12.7
Leverage	8.8	8.4	8.7	8.9	8.9	9.0	9.1	8.6

Common Stock Data:
Average shares outstanding:
Basic	1,109	1,115	1,132	1,148	1,157	1,162	1,174	1,170
Diluted	1,122	1,124	1,140	1,156	1,166	1,171	1,184	1,179
Stock price:
High	$45.70	$40.06	$39.99	$38.70	$40.05	$41.20	$42.53	$42.45
Low	39.44	37.02	34.90	33.94	32.59	32.90	37.02	34.56
Close	45.59	38.65	37.18	34.62	36.55	37.40	38.48	41.78

(1)	Net interest income-FTE includes taxable equivalent adjustments of $45 million, $41 million, $39 million and $37 million for quarters ended December 31, 2003, September 30, 2003, June 30, 2003 and March 31, 2003, respectively. Net interest income-FTE includes taxable equivalent adjustments of $36 million, $38 million, $36 million and $35 million for quarters ended December 31, 2002, September 30, 2002, June 30, 2002 and March 31, 2002, respectively.

(2)	Includes trust preferred capital securities.

(3)	Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

110 BANK ONE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 32 – Subsequent Events

On January 14, 2004, the Corporation announced an agreement to merge with JPMorgan Chase in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined entity will have assets of approximately $1.1 trillion.
     The agreement provides for a stock-for-stock merger in which 1.32 shares of JPMorgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.
     See Note 20, “Stock-Based Compensation,” beginning on page 101 for a discussion of the potential impact on certain employee stock-based awards.
     On January 20, 2004, the Corporation announced an agreement to buy Circuit City’s private-label credit card operation, including both its private-label credit card accounts and its co-branded Circuit City Plus Visa credit card accounts for the par value of the receivables, and to enter into an arrangement under which it will offer private-label and co-branded credit cards to both new and existing Circuit City customers.
     As part of the ongoing relationship, the Corporation will compensate Circuit City for each new account opened and provide special financing terms for Circuit City customers. At November 30, 2003, the private-label operation included receivables and related cash reserves of $1.8 billion and approximately 1.5 million active customers.

REPORT OF MANAGEMENT

Management of Bank One Corporation and its subsidiaries (the “Corporation”) is responsible for the preparation, integrity and fair presentation of its published financial reports. These reports include consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America, using management’s best judgment and all information available.
     The consolidated financial statements of the Corporation have been audited by KPMG LLP, independent public accountants. Their accompanying report is based on an audit conducted in accordance with standards established by the American Institute of Certified Public Accountants, including the related review of internal accounting controls and financial reporting matters. The Audit and Risk Management Committee of the Board of Directors, which consists solely of outside directors, meets at least quarterly with the independent auditors, Corporate Audit and representatives of management to discuss, among other things, accounting and financial reporting matters.
     Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In addition to disclosure controls and procedures, management of the Corporation is responsible for establishing and maintaining an effective process for internal control over financial reporting, which provides reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation maintains systems of controls that it believes are reasonably designed to provide management with timely and accurate information about the operations of the Corporation. This process is supported by an internal audit function along with the ongoing appraisal of controls by the Audit and Risk Management Committee. Both the Corporation’s independent accountants and the internal audit function directly provide reports on significant matters to the Audit and Risk Management Committee. The Corporation’s independent accountants, the internal audit function and the Audit and Risk Management Committee have free access to each other. Disclosure controls and procedures, internal controls, systems and corporate-wide processes and procedures are continually evaluated and enhanced.
     Management of the Corporation evaluated its disclosure controls and procedures as of December 31, 2003. Based on this evaluation, the Principal Executive Officer and Principal Financial Officer each concludes that as of December 31, 2003, the Corporation maintained effective disclosure controls and procedures in all material respects, including those to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including the Principal Executive Officer and the Principal Financial Officer, as appropriate to allow for timely disclosure. There has been no change in the Corporation’s internal control over financial reporting that occurred during the Corporation’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
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

Bank One Corporation

James Dimon
Chairman and Chief Executive Officer

Heidi Miller
Executive Vice President and Chief Financial Officer

Chicago, Illinois
January 20, 2004

BANK ONE 2003 ANNUAL REPORT 111

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Bank One Corporation:

We have audited the accompanying consolidated balance sheets of Bank One Corporation and subsidiaries (“the Corporation”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the consolidated financial statements, effective December 31, 2003, the Corporation adopted the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” In addition, as discussed in Note 4 to the consolidated financial statements, the Corporation discontinued and sold its corporate trust services business in 2003. The gain on sale and the results of the discontinued operations are included in income from discontinued operations in the accompanying consolidated financial statements.

Chicago, Illinois
January 20, 2004

112 BANK ONE 2003 ANNUAL REPORT

SELECTED STATISTICAL INFORMATION

Bank One Corporation and Subsidiaries

Common Stock and Stockholder Data (1) (2)	2003	2002	2001	2000	1999

Market price:
High for the year	$45.70	$42.53	$39.85	$38.81	$63.13
Low for the year	33.94	32.59	28.00	24.25	29.98
At year-end	45.59	36.55	39.05	36.63	32.00
Book value (at year-end)	20.92	19.28	17.33	15.90	17.34
Dividend payout ratio	30%	30%	38%	N/M	57%

Financial Ratios:
Net income (loss) as a percentage of: (3)
Average stockholders’ equity	15.6%	15.2%	13.4%	(2.6)%	17.0%
Average common stockholders’ equity	15.6	15.2	13.5	(2.6)	17.2
Average total assets	1.3	1.3	1.0	(0.2)	1.4
Average earning assets	1.5	1.4	1.1	(0.2)	1.6
Stockholders’ equity at year-end as a percentage of:
Total assets at year-end	7.2	8.1	7.5	6.9	7.5
Total loans at year-end	17.0	15.1	12.9	10.7	12.3
Total deposits at year-end	14.2	13.2	12.1	11.2	12.4
Average stockholders’ equity as a percentage of:
Average total assets	8.1	8.2	7.3	7.2	8.0
Average loans	15.7	14.4	11.6	11.4	13.0
Average deposits	14.0	13.6	12.0	12.0	13.2
Income from continuing operations to fixed charges: (4)
Excluding interest on deposits	2.8x	2.8x	1.9x	0.8x	2.3x
Including interest on deposits	2.0x	1.9x	1.4x	0.9x	1.6x

N/M Not meaningful.

(1)	There were 100,492 registered common stockholders of record as of December 31, 2003.

(2)	The principal market for the Corporation’s common stock is the New York Stock Exchange. The Corporation’s common stock is also listed on the Chicago Stock Exchange.

(3)	Does not include a deduction for preferred dividends.

(4)	Results for the year ended December 31, 2000, were insufficient to cover fixed charges. The coverage deficiency was approximately $1.3 billion.

BANK ONE 2003 ANNUAL REPORT 113